Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November, 2018

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         X                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                         No         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                     No         X

ULTRAPAR HOLDINGS INC.

ITEM
1.	Individual and Consolidated Interim Financial Information for the Nine-Month Period Ended September 30, 2018 Report on Review of Interim Financial Information
2.	3Q18 Earnings release
3.	Board of Directors Minutes

(Convenience Translation into English from

the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Individual and Consolidated

Interim Financial Information

for the Nine-month period

Ended September 30, 2018 and

Report on Review of Interim

Financial Information

KPMG Auditores Independentes

Ultrapar Participações S.A. and Subsidiaries

Individual and Consolidated

Interim Financial Information

for the Nine-month period Ended September 30, 2018

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Report on the review of quarterly information—ITR

To the Shareholders, Directors and Management of

Ultrapar Participações S.A.

São Paulo, SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Ultrapar Participações S.A. (“Company”), comprised in the Quarterly Financial Information—ITR Form for the quarter ended September 30, 2018, which comprise the balance sheet as of September 30, 2018 and related statements of income, comprehensive income for the three and nine-month period then ended and changes in shareholders’ equity and cash flows for the nine-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the interim financial information in accordance with Technical Pronouncement CPC 21(R1) Interim Financial Information and with International Standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board—IASB, such as for the presentation of these information in a manner consistent with the standards issued by the Brazilian Securities Commission, applicable to the preparation of the Quarterly Financial Information—ITR. Our responsibility is to express a conclusion on these interim financial information based on our review.

Scope of the review

Our review was carried out in accordance with the Brazilian and international review standards for interim information (NBC TR 2410—Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410—Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, issued by the IASB applicable to the preparation of Quarterly Financial Information – ITR and presented in accordance with the standards issued by the Brazilian Securities Commission—CVM.

Other matters

Interim statements of value added

The individual and consolidated statements of value added for the nine-month period ended September 30, 2018, prepared under the responsibility of the Company’s management, and presented as supplementary information for the purposes of IAS 34, were submitted to the same review procedures followed together with the review of the Company’s interim financial information. In order to form our conclusion, we evaluated whether these statements are reconciled to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09—Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added are not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

São Paulo, November 7, 2018

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Wagner Bottino

Accountant CRC 1SP196907/O-7

Ultrapar Participações S.A. and Subsidiaries

Balance Sheets

as of September 30, 2018 and December 31, 2017

(In thousands of Brazilian Reais)

		Parent		Consolidated
Assets	Note	09/30/2018	12/31/2017	09/30/2018	12/31/2017
			Restated		Restated
Current assets
Cash and cash equivalents	4	155,640	93,174	3,751,656	5,002,004
Financial investments and hedging instruments	4	551,104	21,657	2,484,873	1,283,498
Trade receivables and reseller financing, net	5	—	—	4,796,346	4,147,894
Inventories, net	6	—	—	3,163,913	3,513,577
Recoverable taxes, net	7	44,369	33,070	948,125	881,584
Dividends receivable		2	27,930	—	11,137
Other receivables		1,168	2,404	123,601	44,025
Prepaid expenses, net	10	1,755	1,597	150,572	150,046
Contractual assets with customers – exclusive rights, net	11	—	—	487,206	456,213

Total current assets		754,038	179,832	15,906,292	15,489,978
Non-current assets
Financial investments and hedging instruments	4	—	—	192,255	84,426
Trade receivables and reseller financing, net	5	—	—	377,529	329,991
Related parties	8.a	773,301	762,562	490	490
Deferred income and social contribution taxes	9.a	—	29,158	745,993	614,061
Recoverable taxes, net	7	48,685	48,685	418,764	313,242
Escrow deposits	21.a	—	148	868,240	822,660
Indemnity asset – business combination	21.c	—	—	202,454	202,352
Other receivables		—	—	2,206	7,918
Prepaid expenses, net	10	33	—	396,470	346,886
Contractual assets with customers – exclusive rights, net	11	—	—	1,012,083	1,046,147

Total long term assets		822,019	840,553	4,216,484	3,768,173
Investments
In subsidiaries	12.a	9,181,864	9,268,261	—	—
In joint-ventures	12.a; 12.b	23,189	54,739	102,209	122,061
In associates	12.c	—	—	24,900	25,341
Other		—	—	2,793	2,792

		9,205,053	9,323,000	129,902	150,194
Property, plant, and equipment, net	13	—	—	7,193,611	6,634,528
Intangible assets, net	14	246,163	246,163	2,359,055	2,162,638

Total non-current assets		10,273,235	10,409,716	13,899,052	12,715,533

Total assets		11,027,273	10,589,548	29,805,344	28,205,511

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Balance Sheets

as of September 30, 2018 and December 31, 2017

(In thousands of Brazilian Reais)

		Parent		Consolidated
Liabilities	Note	09/30/2018	12/31/2017	09/30/2018	12/31/2017
			Restated		Restated
Current liabilities
Loans and hedging instruments	15	—	—	2,577,717	1,819,766
Debentures	15.g	6,468	817,654	1,061,065	1,681,199
Finance leases	15.i	—	—	2,815	2,710
Trade payables	16	43	461	2,121,333	2,155,498
Salaries and related charges	17	228	244	421,264	388,118
Taxes payable	18	368	343	253,672	221,529
Dividends payable	25.h	14,593	335,930	16,109	338,845
Income and social contribution taxes payable		—	—	48,408	86,836
Post-employment benefits	19.b	—	—	28,619	30,059
Provision for asset retirement obligation	20	—	—	4,411	4,799
Provision for tax, civil, and labor risks	21.a	—	—	70,373	64,550
Trade payables – customers and third parties’ indemnification	22	—	—	3,501	72,216
Other payables		—	7,439	139,448	125,150
Deferred revenue	23	—	—	20,102	18,413

Total current liabilities		21,700	1,162,071	6,768,837	7,009,688
Non-current liabilities
Loans and hedging instruments	15	—	—	6,425,805	6,113,545
Debentures	15.g	1,722,267	—	5,508,828	3,927,569
Finance leases	15.i	—	—	43,901	45,805
Related parties	8.a	5,215	4,003	4,092	4,185
Deferred income and social contribution taxes	9.a	2,703	—	73,691	38,524
Post-employment benefits	19.b	—	—	221,483	207,464
Provision for asset retirement obligation	20	—	—	52,110	59,975
Provision for tax, civil, and labor risks	21.a; 21.c	982	982	875,264	861,246
Deferred revenue	23	—	—	12,596	12,896
Subscription warrants – indemnification	24	73,317	171,459	73,317	171,459
Other payables		—	—	181,710	162,834

Total non-current liabilities		1,804,484	176,444	13,472,797	11,605,502
Shareholders’ equity
Share capital	25.a; 25.f	5,171,752	5,171,752	5,171,752	5,171,752
Equity instrument granted	25.b	3,240	536	3,240	536
Capital reserve	25.d	545,221	549,778	545,221	549,778
Treasury shares	25.c	(484,230)	(482,260)	(484,230)	(482,260)
Revaluation reserve on subsidiaries	25.e	4,761	4,930	4,761	4,930
Profit reserves	25.f	3,629,851	3,629,851	3,629,851	3,629,851
Retained earnings		338,703	—	338,703	—
Valuation adjustments	25.g	(100,428)	159,643	(100,428)	159,643
Cumulative translation adjustments	25.g	92,219	53,061	92,219	53,061
Additional dividends to the minimum mandatory dividends	25.h	—	163,742	—	163,742

Shareholders’ equity attributable to:
Shareholders of the Company		9,201,089	9,251,033	9,201,089	9,251,033
Non-controlling interests in subsidiaries		—	—	362,621	339,288

Total shareholders’ equity		9,201,089	9,251,033	9,563,710	9,590,321

Total liabilities and shareholders’ equity		11,027,273	10,589,548	29,805,344	28,205,511

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Income Statements

For the nine-month period ended September 30, 2018 and 2017

(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	01/01/2018 to 09/30/2018	01/01/2017 to 09/30/2017	01/01/2018 to 09/30/2018	01/01/2017 to 09/30/2017
			Restated		Restated
Net revenue from sales and services	26	—	—	67,230,939	57,882,418
Cost of products and services sold	27	—	—	(62,625,490)	(52,887,984)

Gross profit		—	—	4,605,449	4,994,434
Operating income (expenses)
Selling and marketing	27	—	—	(2,017,309)	(1,857,027)
General and administrative	27	—	—	(1,177,222)	(1,160,567)
Gain (loss) on disposal of property, plant and equipment and intangibles	28	—	—	(7,104)	(754)
Other operating income, net	29	(271)	1	(203,467)	78,657

Operating income before financial income (expenses) and share of profit of subsidiaries, joint ventures and associates		(271)	1	1,200,347	2,054,743
Financial income	30	171,549	78,011	449,629	451,265
Financial expenses	30	(79,740)	(92,096)	(679,819)	(806,118)

Financial result, net		91,809	(14,085)	(230,190)	(354,853)
Share of profit of subsidiaries, joint ventures and associates	12	583,101	1,143,084	(9,183)	16,111

Income before income and social contribution taxes		674,639	1,129,000	960,974	1,716,001

Income and social contribution taxes
Current	9.b; 9c	—	(2,661)	(296,056)	(688,489)
Deferred	9.b	(31,861)	6,419	(28,180)	108,931

		(31,861)	3,758	(324,236)	(579,558)
Net income for the period		642,778	1,132,758	636,738	1,136,443

Net income for the period attributable to:
Shareholders of the Company		642,778	1,132,758	642,778	1,132,758
Non-controlling interests in subsidiaries		—	—	(6,040)	3,685
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	31	1.1858	2.0908	1.1858	2.0908
Diluted	31	1.1780	2.0756	1.1780	2.0756

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Income Statements

For the three-month period ended September 30, 2018 and 2017

(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	07/01/2018 to 09/30/2018	07/01/2017 to 09/30/2017	07/01/2018 to 09/30/2018	07/01/2017 to 09/30/2017
			Restated		Restated
Net revenue from sales and services	26	—	—	23,834,232	20,341,648
Cost of products and services sold	27	—	—	(22,209,129)	(18,364,200)

Gross profit		—	—	1,625,103	1,977,448
Operating income (expenses)
Selling and marketing	27	—	—	(683,390)	(644,709)
General and administrative	27	—	—	(407,093)	(408,747)
Gain (loss) on disposal of property, plant and equipment and intangibles	28	—	—	(2,520)	(604)
Other operating income, net	29	(16)	1	24,386	15,746

Operating income before financial income (expenses) and share of profit of subsidiaries, joint ventures and associates		(16)	1	556,486	939,134
Financial income	30	52,412	22,595	145,030	149,966
Financial expenses	30	(30,465)	(15,729)	(203,836)	(270,799)

Financial result, net		21,947	6,866	(58,806)	(120,833)
Share of profit of subsidiaries, joint ventures and associates	12	312,942	540,164	(2,806)	4,024

Income before income and social contribution taxes		334,873	547,031	494,874	822,325

Income and social contribution taxes
Current	9.b; 9c	345	(474)	(155,786)	(380,073)
Deferred	9.b	(7,884)	(1,903)	(15,870)	102,881

		(7,539)	(2,377)	(171,656)	(277,192)
Net income for the period		327,334	544,654	323,218	545,133

Net income for the period attributable to:
Shareholders of the Company		327,334	544,654	327,334	544,654
Non-controlling interests in subsidiaries		—	—	(4,116)	479
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	31	0.6039	1.0053	0.6039	1.0053
Diluted	31	0.6001	0.9980	0.6001	0.9980

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the nine-month period ended September 30, 2018 and 2017

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	01/01/2018 to 09/30/2018	01/01/2017 to 09/30/2017	01/01/2018 to 09/30/2018	01/01/2017 to 09/30/2017
			Restated		Restated
Net income for the period attributable to shareholders of the Company		642,778	1,132,758	642,778	1,132,758
Net income for the period attributable to non-controlling interests in subsidiaries		—	—	(6,040)	3,685

Net income for the period		642,778	1,132,758	636,738	1,136,443

Items that are subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments of subsidiaries, net	25.g	(262,195)	49,782	(262,195)	49,782
Fair value adjustments of financial instruments of joint ventures, net	25.g	(1,641)	915	(1,641)	915
Cumulative translation adjustments, net of hedge of net investments in foreign operations and income and social contribution taxes	25.g	39,158	1,566	39,158	1,566
Items that are not subsequently reclassified to profit or loss:
Losses of post-employment benefits of subsidiaries, net	25.g	(299)	(24)	(299)	(24)

Total comprehensive income for the period		417,801	1,184,997	411,761	1,188,682

Total comprehensive income for the period attributable to shareholders of the Company		417,801	1,184,997	417,801	1,184,997
Total comprehensive income for the period attributable to non-controlling interest in subsidiaries		—	—	(6,040)	3,685

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the three-month period ended September 30, 2018 and 2017

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	07/01/2018 to 09/30/2018	07/01/2017 to 09/30/2017	07/01/2018 to 09/30/2018	07/01/2017 to 09/30/2017
			Restated		Restated
Net income for the period attributable to shareholders of the Company		327,334	544,654	327,334	544,654
Net income for the period attributable to non-controlling interests in subsidiaries		—	—	(4,116)	479

Net income for the period		327,334	544,654	323,218	545,133

Items that are subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments of subsidiaries, net	25.g	(51,663)	54,940	(51,663)	54,940
Fair value adjustments of financial instruments of joint ventures, net	25.g	(4,188)	(2,847)	(4,188)	(2,847)
Cumulative translation adjustments, net of hedge of net investments in foreign operations and income and social contribution taxes	25.g	(5,230)	(2,378)	(5,230)	(2,378)
Items that are not subsequently reclassified to profit or loss:
Losses of post-employment benefits of subsidiaries, net	25.g	—	—	—	—

Total comprehensive income for the period		266,253	594,369	262,137	594,848

Total comprehensive income for the period attributable to shareholders of the Company		266,253	594,369	266,253	594,369
Total comprehensive income for the period attributable to non-controlling interest in subsidiaries		—	—	(4,116)	479

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Shareholders’ Equity

For the nine-month period ended September 30, 2018 and 2017

(In thousands of Brazilian Reais)

							Profit reserve						Shareholders’ equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December 31, 2017		5,171,752	536	549,778	(482,260)	4,930	629,144	3,130,935	159,643	53,061	—	163,742	9,381,261	339,571	9,720,832
Effects of IFRS adoption	2.y	—	—	—	—	—	—	(130,228)	—	—	—	—	(130,228)	(283)	(130,511)

Balance as of December 31, 2017—Restated		5,171,752	536	549,778	(482,260)	4,930	629,144	3,000,707	159,643	53,061	—	163,742	9,251,033	339,288	9,590,321
Net income for the period		—	—	—	—	—	—	—	—	—	642,778	—	642,778	(6,040)	636,738
Other comprehensive income:
Fair value adjustments of available for sale, net of income taxes	25.g	—	—	—	—	—	—	—	(263,836)	—	—	—	(263,836)	—	(263,836)
Actuarial losses of post-employment benefits, net of income taxes	25.g	—	—	—	—	—	—	—	(299)	—	—	—	(299)	—	(299)
Currency translation of foreign subsidiaries, including the effect of net investments hedge	25.g	—	—	—	—	—	—	—	—	39,158	—	—	39,158	—	39,158

Total comprehensive income for the period		—	—	—	—	—	—	—	(264,135)	39,158	642,778	—	417,801	(6,040)	411,761
Equity instrument granted	25.b	—	2,704	—	—	—	—	—	—	—	—	—	2,704	—	2,704
Stock plan	8.c; 25.c	—	—	(4,557)	(1,970)	—	—	—	—	—	—	—	(6,527)	—	(6,527)
Realization of revaluation reserve of subsidiaries	25.e	—	—	—	—	(169)	—	—	—	—	169	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	25.e	—	—	—	—	—	—	—	—	—	(3)	—	(3)	—	(3)
Non-controlling interests changes—CBLSA		—	—	—	—	—	—	—	4,064	—	—	—	4,064	33,371	37,435
Interim dividends (R$ 0.56 per share of the Company)	25.h	—	—	—	—	—	—	—	—	—	(304,241)	—	(304,241)	—	(304,241)
Additional dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(3,998)	(3,998)
Approval of additional dividends by the Shareholders’ Meeting	25.h	—	—	—	—	—	—	—	—	—	—	(163,742)	(163,742)	—	(163,742)

Balance as of September 30, 2018		5,171,752	3,240	545,221	(484,230)	4,761	629,144	3,000,707	(100,428)	92,219	338,703	—	9,201,089	362,621	9,563,710

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Shareholders’ Equity

For the nine-month period ended September 30, 2018 and 2017

(In thousands of Brazilian Reais)

							Profit reserve							Shareholders’ equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December 31, 2016		3,838,686	—	552,038	(483,879)	5,339	550,428	2,582,898	1,333,066	(23,987)	7,519	—	165,515	8,527,623	30,935	8,558,558
Effects of IFRS adoption	2.y	—	—	—	—	—	—	(82,427)	—	—	—	—	—	(82,427)	(81)	(82,508)

Balance as of December 31, 2016—Restated		3,838,686	—	552,038	(483,879)	5,339	550,428	2,500,471	1,333,066	(23,987)	7,519	—	165,515	8,445,196	30,854	8,476,050
Net income for the period		—	—	—	—	—	—	—	—	—	—	1,132,758	—	1,132,758	3,685	1,136,443
Other comprehensive income:
Fair value adjustments of available for sale, net of income taxes	25.g	—	—	—	—	—	—	—	—	50,697	—	—	—	50,697	—	50,697
Actuarial losses of post-employment benefits, net of income taxes	25.g	—	—	—	—	—	—	—	—	(24)	—	—	—	(24)	—	(24)
Currency translation of foreign subsidiaries, including the effect of net investments hedge	25.g	—	—	—	—	—	—	—	—	—	1,566	—	—	1,566	—	1,566

Total comprehensive income for the period		—	—	—	—	—	—	—	—	50,673	1,566	1,132,758	—	1,184,997	3,685	1,188,682
Capital increase with reserves	25.f	1,333,066	—	—	—	—	—	—	(1,333,066)	—	—	—	—	—	—	—
Stock plan	25.c	—	—	3,114	3,685	—	—	—	—	—	—	—	—	6,799	—	6,799
Realization of revaluation reserve of subsidiaries	25.e	—	—	—	—	(347)	—	—	—	—	—	347	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	25.e	—	—	—	—	—	—	—	—	—	—	(85)	—	(85)	—	(85)
Interim dividends (R$ 0.85 per share of the Company)	25.h	—	—	—	—	—	—	—	—	—	—	(461,868)	—	(461,868)	—	(461,868)
Additional dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	—	(7,482)	(7,482)
Approval of additional dividends by the Shareholders’ Meeting	25.h	—	—	—	—	—	—	—	—	—	—	—	(165,515)	(165,515)	—	(165,515)

Balance as of September 30, 2017—Restated		5,171,752	—	555,152	(480,194)	4,992	550,428	2,500,471	—	26,686	9,085	671,152	—	9,009,524	27,057	9,036,581

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows—Indirect Method

For the nine-month period ended September 30, 2018 and 2017

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	09/30/2018	09/30/2017	09/30/2018	09/30/2017
			Restated		Restated
Cash flows from operating activities
Net income for the period		642,778	1,132,758	636,738	1,136,443
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of subsidiaries, joint ventures and associates	12	(583,101)	(1,143,084)	9,183	(16,111)
Amortization of contractual assets with customers – exclusive rights	11	—	—	282,430	346,188
Depreciation and amortization	13;14	—	—	602,286	517,032
PIS and COFINS credits on depreciation	13;14	—	—	11,798	9,807
Interest, monetary, and foreign exchange rate variations		(62,942)	18,891	810,269	589,802
Deferred income and social contribution taxes	9.b	31,861	(6,419)	28,180	(108,931)
(Gain) loss on disposal of property, plant and equipment and intangibles	28	—	—	7,104	754
Estimated losses on doubtful accounts		—	—	73,425	102,028
Provision for losses in inventories		—	—	6,156	5,087
Provision for post-employment benefits		—	—	9,734	8,210
Other provisions and adjustments		(7)	—	(1,148)	(514)

		28,589	2,146	2,476,155	2,589,795
(Increase) decrease in current assets
Trade receivables and reseller financing	5	—	—	(721,855)	(437,848)
Inventories	6	—	—	348,243	(204,566)
Recoverable taxes	7	(11,299)	6,553	(62,711)	(125,868)
Dividends received from subsidiaries and joint-ventures		510,776	922,303	43,356	29,691
Insurance and other receivables		1,236	1,455	(64,052)	299,590
Prepaid expenses	10	(158)	(965)	(526)	3,339
Contractual assets with customers – exclusive rights	11	—	—	(30,993)	(14,043)
Increase (decrease) in current liabilities
Trade payables	16	(419)	(123)	(34,165)	(130,801)
Salaries and related charges	17	(16)	41	33,146	28,492
Taxes payable	18	25	(321)	32,143	30,439
Income and social contribution taxes		—	—	101,092	613,621
Post-employment benefits	19.b	—	—	(1,440)	(1,729)
Provision for tax, civil, and labor risks	21.a	—	—	5,823	1,872
Insurance and other payables		(7,440)	(2,359)	(83,269)	(17,029)
Deferred revenue	23	—	—	1,689	(1,628)
(Increase) decrease in non-current assets
Trade receivables and reseller financing	5	—	—	(47,313)	(42,273)
Recoverable taxes	7	—	(14,765)	(105,522)	(101,700)
Escrow deposits		148	—	(45,490)	(38,659)
Other receivables		—	—	5,611	1,584
Prepaid expenses	10	(33)	—	(56,110)	(82,060)
Contractual assets with customers – exclusive rights	11	—	—	31,015	25,856
Increase (decrease) in non-current liabilities
Post-employment benefits	19.b	—	—	3,987	1,055
Provision for tax, civil, and labor risks	21.a	—	(589)	14,037	(73,439)
Other payables		1,212	2,857	18,873	9,604
Deferred revenue	23	—	—	(299)	40
Payments of contractual assets with customers – exclusive rights		—	—	(279,381)	(389,409)
Income and social contribution taxes paid		—	—	(139,520)	(606,082)

Net cash provided by operating activities		522,621	916,233	1,442,524	1,367,844

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows—Indirect Method

For the nine-month period ended September 30, 2018 and 2017

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	09/30/2018	09/30/2017	09/30/2018	09/30/2017
			Restated		Restated
Cash flows from investing activities
Financial investments, net of redemptions		(529,447)	(18,228)	(1,289,718)	23,842
Cash and cash equivalents of subsidiary acquired	3.c	—	—	3,662	—
Acquisition of property, plant, and equipment	13	—	—	(856,760)	(824,785)
Acquisition of intangible assets	14	—	—	(186,390)	(163,895)
Acquisition of companies	3.c	—	—	(103,374)	—
Capital increase in joint ventures	12.b	—	—	(24,000)	(16,000)
Capital reduction in associates	12.c	—	—	1,250	—
Proceeds from disposal of property, plant and equipment and intangibles	28	—	—	32,049	40,386

Net cash used in investing activities		(529,447)	(18,228)	(2,423,281)	(940,452)

Cash flows from financing activities
Loans and debentures
Proceeds	15	1,721,596	—	3,295,814	3,292,187
Repayments	15	(800,336)	—	(2,299,223)	(1,584,272)
Interest paid	15	(86,806)	(99,805)	(514,957)	(535,280)
Payments of financial lease	15.i	—	—	(3,839)	(3,901)
Dividends paid		(789,319)	(930,515)	(790,719)	(940,151)
Acquisition of treasury shares	23.c	(6,526)	—	—	—
Sale of treasury shares	25.c	—	6,799	—	—
Related parties	8.a	30,683	57,003	(93)	—

Net cash provided by (used in) financing activities		69,292	(966,518)	(313,017)	228,583

Effect of exchange rate changes on cash and cash equivalents in foreign currency		—	—	43,426	23,086

Increase (decrease) in cash and cash equivalents		62,466	(68,513)	(1,250,348)	679,061

Cash and cash equivalents at the beginning of the period	4	93,174	127,944	5,002,004	4,274,158
Cash and cash equivalents at the end of the period	4	155,640	59,431	3,751,656	4,953,219

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Value Added

For the nine-month period ended September 30, 2018 and 2017

(In thousands of Brazilian Reais, except percentages)

		Parent				Consolidated
	Note	09/30/2018%		09/30/2017%		09/30/2018%		09/30/2017%
Revenue				Restated				Restated
Gross revenue from sales and services, except rents and royalties	26	—		—		70,083,735		60,039,125
Rebates, discounts, and returns	26	—		—		(875,288)		(688,423)
Estimated losses on doubtful accounts—allowance		—		—		(73,425)		(102,028)
Gain (loss) on disposal of property, plant and equipment and intangibles and other operating income, net	28;29	—		—		(210,571)		77,903

		—		—		68,924,451		59,326,577
Materials purchased from third parties
Raw materials used		—		—		(4,575,989)		(3,797,480)
Cost of goods, products, and services sold		—		—		(57,897,573)		(48,609,597)
Third-party materials, energy, services, and others		5,355		5,480		(1,530,821)		(1,802,062)
Losses of assets		—		—		(9,734)		(10,701)

		5,355		5,480		(64,014,117)		(54,219,840)
Gross value added		5,355		5,480		4,910,334		5,106,737

Deductions
Depreciation and amortization	13;14	—		—		(602,286)		(517,032)
PIS and COFINS credits on depreciation	13;14	—		—		(11,798)		(9,807)

		—		—		(614,084)		(526,839)
Net value added by the Company		5,355		5,480		4,296,250		4,579,898

Value added received in transfer
Share of profit (loss) of subsidiaries, joint-ventures, and associates	12	583,101		1,143,084		(9,183)		16,111
Rents and royalties	26	—		—		102,786		98,222
Financial income	30	171,549		78,011		449,629		451,265

		754,650		1,221,095		543,232		565,598
Total value added available for distribution		760,005		1,226,575		4,839,482		5,145,496

Distribution of value added
Labor and benefits		4,663	1	4,579	—	1,641,653	34	1,418,800	28
Taxes, fees, and contributions		35,222	5	(1,755)	—	1,699,022	35	1,619,055	31
Financial expenses and rents		77,342	10	90,993	7	862,069	18	971,198	19
Dividends distributed		304,241	40	461,868	38	308,239	6	469,350	9
Retained earnings		338,537	44	670,890	55	328,499	7	667,093	13

Value added distributed		760,005	100	1,226,575	100	4,839,482	100	5,145,496	100

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”) is a publicly-traded company headquartered at the Brigadeiro Luis Antônio Avenue, 1343 in the city of Săo Paulo – SP, Brazil.

The Company engages in the investment of its own capital in services, commercial, and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas—LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”) and retail distribution of pharmaceutical, hygiene, beauty, and skincare products, through Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”). For further information about segments, see Note 32.

2.	Presentation of Interim Financial Information and Summary of Significant Accounting Policies

The Company’s individual and consolidated interim financial information were prepared in accordance with the International Accounting Standard (“IAS”) 34 – Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and in accordance with the pronouncement CPC 21 (R1) issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”).

All relevant specific information of the interim financial information, and only this information, is being presented and correspond to that used by the Company’s and its subsidiaries’ Management.

The presentation currency of the Company’s individual and consolidated interim financial information is the Brazilian Real (“R$”), which is the Company’s functional currency.

The Company and its subsidiaries applied the accounting policies described below in a consistent manner for all periods presented in the individual and consolidated interim financial information.

a.	Recognition of Income

Revenue of sales and services rendered is measured at the value of the consideration that the Company’s subsidiaries expect to be entitled to, net of sales returns, discounts, amortization of contractual assets with customers and other deductions, if applicable, being recognized as the entity fulfills its performance obligation. At Ipiranga, the revenue from sales of fuels and lubricants is recognized when the products are delivered to gas stations and to large consumers. At Ultragaz, revenue from sales of LPG is recognized when the products are delivered to customers at home, to independent dealers and to industrial and commercial customers. At Extrafarma, the revenue from sales of pharmaceuticals is recognized when the products are delivered to end user customers in own drugstores and when the products are delivered to independent resellers. At Oxiteno, the revenue from sales of chemical products is recognized when the products are delivered to industrial customers, depending of the freight mode of delivery. At Ultracargo, the revenue provided from storage services is recognized as services are performed. The breakdowns of revenues from sales and services are shown in Notes 26 and 32.

Amortization of contractual assets with customers for the exclusive rights in Ipiranga’s reseller service stations and the bonuses paid in performance obligation sales are recognized as a deduction of the sales revenue in the income statement according to the conditions established in the agreements which is reviewed as per the changes occurred in the agreements (see Notes 2.f and 11).

Deferred revenue from loyalty program is recognized in the income statement when the points are redeemed, on which occasion the costs incurred are also recognized in profit or loss. Deferred revenue of unredeemed points is also recognized in profit or loss when points expire. For more information, see Note 23—Loyalty program.

The franchising upfront fee received by Ipiranga is deferred and recognized in profit or loss on the straight-line accrual basis throughout the terms of the agreements with the franchisees. For more information, see Note 23 – Franchising upfront fee.

Costs of products sold and services provided include goods (mainly fuels, lubricants, LPG, and pharmaceutical products), raw materials (chemicals and petrochemicals) and production, distribution, storage, and filling costs.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Cash and Cash Equivalents

Includes cash, banks deposits, and short-term, highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 4 for further details on cash and cash equivalents of the Company and its subsidiaries.

c.	Financial Assets

The Company and its subsidiaries evaluated the classification and measurement of financial assets based on its business model of financial assets as follows:

•

Amortized cost: financial assets held in order to collect contractual cash flows, solely principal and interest. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method. Financial investments in guarantee of loans are classified as amortized cost.

•

Measured at fair value through other comprehensive income: financial assets that are acquired or originated for the purpose of collecting contractual cash flows or selling financial assets. The balances are stated at fair value, and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and initial amount of financial investments plus the interest earned are recognized in other comprehensive income in the “Valuation adjustments”. Accumulated gains and losses recognized in shareholders’ equity are reclassified to profit or loss at the time of their settlement. Substantially the financial investments in Bank Certificates of Deposit (“CDB”) and repurchase agreements are classified as measured at fair value through other comprehensive income.

•

Measured at fair value through profit or loss: financial assets not classified as amortized cost or measured at fair value through other comprehensive income. The balances are stated at fair value and both the interest earned and the exchange variations and changes in fair value are recognized in the income statement. Investment funds and derivatives are classified as measured at fair value through profit or loss.

The Company and its subsidiaries use financial instruments for hedging purposes, applying the concepts described below:

•

Hedge accounting—fair value hedge: financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

•

Hedge accounting—cash flow hedge: financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction or firm commitment that may affect the income statements. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in profit or loss in the period in which the hedged item is recognized in profit or loss or as initial cost of non-financial assets, in the same line of the statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the Company cancels the hedging relationship; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in other comprehensive income in equity are reclassified to profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in other comprehensive income in equity shall be recognized immediately in profit or loss.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

•

Hedge accounting—hedge of net investments in foreign operation: financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized in profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in income upon disposal of the foreign operation.

For further detail on financial instruments of the Company and its subsidiaries, see Note 33.

d.	Trade Receivables

Trade receivables are recognized at the amount invoiced of the counterparty that the Company subsidiaries are entitled. The estimated losses take into account, at the initial recognition of the contract, the expected losses for the next 12 months and for the useful life of the contract when the deterioration or improvement of the customers’ credit quality (see Notes 5 and 33—Customer Credit Risk), considering the customers’ characteristics in each business segment. The amount of the allowance for estimated losses on doubtful accounts is deemed by management to be sufficient to cover any probable loss on realization of trade receivables.

e.	Inventories

Inventories are stated at the lower of acquisition cost or net realizable value (see Note 6). The cost value of inventory is measured using the weighted average cost and includes the costs of acquisition and processing directly and indirectly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials, or supplies that (i) do not meet its subsidiaries’ specifications, (ii) have exceeded their expiration date, or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial and operations teams.

f.	Contractual assets with customers – exclusive rights

Exclusive rights disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as contractual assets when paid and amortized according to the conditions established in the agreements (see Note 2.a and 11).

g.	Investments

Investments in subsidiaries are accounted for under the equity method of accounting in the individual interim financial information of the parent company (see Notes 3.b and 12). A subsidiary is an investee in which the investor is entitled to variable returns on investment and has the ability to interfere in its financial and operational activities. Usually the equity interest in a subsidiary is more than 50%.

Investments in associates and joint ventures are accounted for under the equity method of accounting in the individual and consolidated interim financial information (see Note 12). An associate is an investment, in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but does not exercise control. A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement, which establish that decisions about the relevant activities of the investee require the consent from the parties that share control.

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

h.	Property, Plant, and Equipment

Property, plant, and equipment is recognized at acquisition or construction cost, including financial charges incurred on property, plant, and equipment under construction, as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission, or to restore assets (see Notes 2.n and 20), less accumulated depreciation and, when applicable, less provision for losses (see Note 13).

Depreciation is calculated using the straight-line method, over the periods mentioned in Note 13, taking into account the estimated useful lives of the assets, which are reviewed annually.

Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

i.	Leases

•	Finance Leases

Certain lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the subsidiaries. These contracts are characterized as finance leases, and assets thereunder are capitalized at lease commencement at their fair value or, if lower, present value of the minimum lease payments under the contracts. The items recognized as assets are depreciated and amortized using the lower of the straight-line method over the lower of the useful lives applicable to each group of assets or the contract terms, as mentioned in Notes 13 and 14. Financial charges under the finance lease contracts are allocated to profit or loss over the lease contract term, based on the amortized cost and the effective interest rate method of the related lease obligation (see Note 15.i).

•	Operating Leases

There are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where there is no purchase option, or the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as cost or expense in the income statement on a straight-line basis over the term of the lease contract (see Note 34.c).

j.	Intangible Assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below (see Note 14):

•

Goodwill is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity. Goodwill is tested annually for impairment. Goodwill is allocated to the business segments, which represent the lowest level that goodwill is monitored by the Company for impairment testing purposes (see Note 14.i).

•

Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, over the periods mentioned in Note 14, taking into account their useful lives, which are reviewed annually.

The Company and its subsidiaries have not recognized intangible assets that were generated internally. The Company and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life (see Note 14 items i and v).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

k.	Other Assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value.

l.	Financial Liabilities

The Company and its subsidiaries’ financial liabilities include trade payables and other payables, loans, debentures, finance leases and derivative financial instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments, subscription warrants, and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – Fair Value Hedge). The financial liabilities at amortized cost are stated at the initial transaction amount plus related charges and net of amortization and transaction costs. The charges are recognized in profit or loss using the effective interest rate method.

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt, are allocated to the instrument and amortized to profit or loss over its term, using the effective interest rate method (see Note 15.j).

m.	Income and Social Contribution Taxes on Income

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates, considering the value of tax incentives. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the interim financial information. The current rates in Brazil are 25% for IRPJ and 9% for CSLL. For further details about recognition and realization of IRPJ and CSLL, see Note 9.

For purposes of disclosure, deferred tax assets were offset against the deferred tax liability, IRPJ and CSLL, in the same taxable entity and the same taxation authority.

n.	Provision for Asset Retirement Obligation – Fuel Tanks

The subsidiary Ipiranga has the legal obligation to remove the underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when the tanks are installed. The estimated cost is recognized in property, plant, and equipment and depreciated over the respective useful lives of the tanks. The amounts recognized as a liability are monetarily restated using the National Consumer Price Index (“IPCA”) until the respective tank is removed (see Note 20). An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results. The estimated removal cost is reviewed and updated annually or when there is significant change in its amount and change in the estimated costs are recognized in income statements when they become known.

o.	Provisions for Tax, Civil, and Labor Risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on the evaluation of the outcomes of the legal proceedings (see Note 21).

p.	Post-Employment Benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary and reviewed by management, using the projected unit credit method (see Note 19.b). The actuarial gains and losses are recognized in cumulative other comprehensive income in the “Valuation adjustments” and presented in the statement of shareholders’ equity.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

q.	Other Liabilities

Other liabilities are stated at known or measurable amounts plus, if applicable, related charges, monetary restatement, and changes in exchange rates incurred. When applicable, other liabilities are recognized at present value, based on interest rates that reflect the term, currency, and risk of each transaction.

r.	Foreign Currency Transactions

Foreign currency transactions carried out by the Company or its subsidiaries are remeasured into their functional currency at the exchange rate prevailing at the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate at the date of the reporting period. The effect of the difference between those exchange rates is recognized in profit or loss until the conclusion of each transaction.

s.	Basis for Translation of Interim Financial Information of Foreign Subsidiaries

1) Assets and liabilities of the foreign subsidiaries, denominated in currencies other than that of the Company (functional currency: Brazilian Real), which have administrative autonomy, are translated using the exchange rate at the end of the reporting period. Revenues and expenses are translated using the average exchange rate of each year and shareholders’ equity is translated at the historical exchange rate of each transaction affecting shareholders’ equity. Gains and losses resulting from changes in these foreign investments are directly recognized in shareholders’ equity in cumulative other comprehensive income in the “cumulative translation adjustments” and will be recognized in profit or loss if these investments are disposed of. The balance in cumulative other comprehensive income and presented in the shareholders’ equity as cumulative translation adjustments on September 30, 2018 was a gain of R$ 92,219 (gain of R$ 53,061 on December 31, 2017)—see Note 25.g—Cumulative Translation Adjustments.

The foreign subsidiaries with functional currency different from the Company and which have administrative autonomy are listed below:

Subsidiary	Functional currency	Location
Oxiteno México S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Corporativos S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Industriales de C.V.	Mexican Peso	Mexico
Oxiteno USA LLC	U.S. Dollar	United States
Oxiteno Uruguay S.A. (i)	U.S. Dollar	Uruguay
Oxiteno Andina, C.A. (ii)	Bolivar Soberano	Venezuela

(i)

The subsidiary Oxiteno Uruguay S.A. (“Oxiteno Uruguay”) determined its functional currency as the U.S. dollar (“US$”), as its inventory sales, purchases of raw material inputs, and financing activities are performed substantially in this currency.

(ii)

According the definition and general guidance of IAS 29, the characteristics of the economic environment of Venezuela indicate that this country is a hyperinflationary economy. As a result, the financial information of Oxiteno Andina, C.A. (“Oxiteno Andina”) was adjusted by the Venezuelan Consumer Price Index.

On August 20, 2018, the Venezuelan Central Bank put into effect the currency conversion (elimination of five zeros of the currency) and the Bolivar Soberano. This implies a change in the monetary scale and all that is expressed in bolivars to simplify commercial transactions and accounting records, being the Bolivar Soberano traded as of September 30, 2018 at the variable exchange rate of 62.17 VEF/US$ for sale and 62.01 VEF/US$ for purchase.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Due to the economic and political situation in Venezuela and the uncertainty of its assets realization by Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A.”), the Company’s management recognized an impairment loss for subsidiary Oxiteno Andina in the amount of R$ 6,836, as shown below:

Current assets
Cash and cash equivalents	2,484
Trade receivables, net	637
Inventories, net	1,368
Other receivables	147

4,636
Non-current assets
Property, plant, and equipment, net	2,199
Intangible assets, net	1

2,200

Total of impairment loss	6,836

2) Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered an extension of the activities of their parent company and are translated using the exchange rate at the end of the reporting period. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income or loss. The loss recognized in income for the nine-month period ended September 30, 2018 amounted to R$ 7,916 (R$ 2,667 gain for the nine-month period ended September 30, 2017).

According to the definition and general guidance of IAS 29, the characteristics of the economic environment of Argentina indicate that this country is a hyperinflationary economy since July 2018. The subsidiary Oxiteno Argentina Sociedad de Responsabilidad Ltda. acts as a commercial office and the effect of the Argentina’s economy becoming hyperinflationary does not affect the Company’s interim financial information.

t.	Use of Estimates, Assumptions and Judgments

The preparation of the interim financial information requires the use of estimates, assumptions, and judgments for the accounting of certain assets, liabilities, and income. Therefore, the Company and subsidiaries’ management use the best information available at the time of preparation of the interim financial information, as well as the experience of past and current events, also considering assumptions regarding future events. The interim financial information therefore include estimates, assumptions, and judgments related mainly to determining the fair value of financial instruments (Notes 2.c, 2.l, 4, 15 and 33), the determination of the estimated losses on doubtful accounts (Notes 2.d, 5 and 33), the determination of provisions for losses of inventories (Notes 2.e and 6), the determination of deferred IRPJ and CSLL amounts (Notes 2.m and 9), the determination of control in subsidiaries (Notes 2.g, 2.s, 3 and 12.a), the determination of joint control in joint venture (Notes 2.g, 12.a and 12.b), the determination of significant influence in associates (Notes 2.g and 12.c), the determination of exchange rate used to translation of Oxiteno Andina’ information (Note 2.s), the useful lives of property, plant, and equipment (Notes 2.h and 13), the useful lives of intangible assets, and the determination of the recoverable amount of goodwill (Notes 2.j and 14), provisions for assets retirement obligations (Notes 2.n and 20), provisions for tax, civil, and labor risks (Notes 2.o and 21), estimates for the preparation of actuarial reports (Notes 2.p and 19.b) and the determination of fair value of subscription warrants – indemnification (Notes 24 and 33). The actual result of the transactions and information may differ from their estimates.

u.	Impairment of Assets

The Company and its subsidiaries review, every report period, the existence of any indication that an asset may be impaired and annually test intangible assets with undefined useful life. If there is an indication, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash flow from continuous use and that are largely independent of cash flows of other assets (cash generating units “CGU”). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The fair value less costs of disposal is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, the Company and its subsidiaries consider the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, an impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

As of September 30, 2018, the Company recognized an impairment loss for subsidiary Oxiteno Andina (see Note 2.s.1.ii).

v.	Business Combination

A business combination is accounted applying the acquisition method. The cost of the acquisition is measured based on the consideration transferred and to be transferred, measured at fair value at the acquisition date. In a business combination, the assets acquired and liabilities assumed are measured in order to classify and allocate them accordingly to the contractual terms, economic circumstances and relevant conditions on the acquisition date. The non-controlling interest in the acquired is measured based on its interest in identifiable net assets acquired. Goodwill is measured as the excess of the consideration transferred and to be transferred over the fair value of net assets acquired (identifiable assets and liabilities assumed, net). After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing purposes, goodwill is allocated to the Company’s operating segments. When the cost of the acquisition is lower than the fair value of net assets acquired, a gain is recognized directly in the income statement. Costs related to the acquisition are recorded in the income statement when incurred.

w.	Statements of Value Added

As required by Brazilian Corporate Law, the Company and its subsidiaries prepare the individual and consolidated statements of value added (“DVA”) according to CPC 09 – Statement of Value Added, as an integral part of the interim financial information as applicable to publicly-traded companies, and as supplemental information for the International Financial Reporting Standards (“IFRS”), which does not require the presentation of DVA.

x.	Statements of Cash Flows Indirect Method

The Company and its subsidiaries prepared its individual and consolidated statements of cash flows in accordance with IAS 7 (CPC 03)—Cash Flow Statement. The Company and its subsidiaries present the interest paid on loans and debentures in financing activities. The Company and its subsidiaries present financial investments on a net basis of income and redemptions in the investment activities.

y.	Adoption of the Pronouncements Issued by CPC and IASB

The following standards, amendments, and interpretations to IFRS were issued by the IASB, which are effective as of January 1, 2018:

Equivalent CPC
• IFRS 9 – Financial instrument classification and measurement: includes new requirements for the classification and measurement of financial assets and liabilities, derecognition requirements, new impairment methodology for financial instruments, and new hedge accounting guidance.	48
• IFRS 15 – Revenue from contracts with customers: establish the principles of nature, amount, timing and uncertainty of revenue and cash flow arising from a contract with a customer.	47

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The Company and its subsidiaries disclosed the information to the impacts on the adoption of IFRS 9 (CPC 48) and 15 (CPC 47), in accordance with the new accounting practices introduced by the IASB and immaterial reclassifications and adjustments to the better presentation of the interim financial information: i) the sales revenue previously recognized at the issuance of the invoice, was adjusted to the time of the delivery of the products and ii) segregation of sales and purchase taxes between the sales revenue and the cost of products.

(1) IFRS 9 adoption (CPC 48)—Financial instruments

a)	Classification and measurement of financial instruments:

The Company and its subsidiaries evaluated the classification and measurement of financial instruments and, based on its business model, concluded that the target is achieved, receiving contractual cash flows and selling financial assets (hold for collect and sell). Accordingly, most part of the financial investments are classified as measured at fair value through other comprehensive income, except for funds that are classified as measured at fair value through profit or loss and financial investments given as collateral for loans that are classified as amortized cost (see Note 2.c).

	12/31/2017
	Classification as previously reported according to IAS 39 / CPC 38		New classification according to IFRS 9 / CPC 48
	Category	Carrying value	Measured at fair value through profit or loss	Measured at fair value through other comprehensive income	Measured at amortized cost
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Loans and receivables	147,926	—	—	147,926
Financial investments in local currency	Measured at fair value through profit or loss	4,821,605	—	4,821,605	—
Financial investments in foreign currency	Measured at fair value through profit or loss	32,473	32,473	—	—
Financial investments:
Fixed-income securities and funds in local currency	Available for sale	68,742	—	2,720	66,022
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	1,076,849	1,076,849	—	—
Fixed-income securities and funds in local currency	Held to maturity	7,449	—	—	7,449
Fixed-income securities and funds in foreign currency	Available for sale	129,131	—	129,131	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	85,753	85,753	—	—

Total		6,369,928	1,195,075	4,953,456	221,397

b)	Estimated losses on doubtful accounts

The Company and its subsidiaries assessed the estimated credit losses on doubtful accounts on trade receivables, taking into account, at the initial recognition of the contract, the expected losses for the next 12 months and for the useful life of the contract when the deterioration or improvement of customers’ credit quality (see Note 2.d).

c)	Derivative financial instruments

The Company and its subsidiaries have not identified impacts arising from this change keeping the permanence of the application of IAS 39.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

(2) IFRS 15 adoption (CPC 47)—Revenue recognition from contracts with customers

The Company and its subsidiaries evaluated all the stages for the recognition of their revenues from contracts with customers and based on their diagnosis did not identify material measurement impacts resulting from the adoption of this standard (see Note 2.a).

In relation to the presentation in the income statement, the Company and its subsidiaries evaluated that certain expenses, allocated as selling and marketing until December 31, 2017, should be better presented as a reduction of revenue, substantially in relation to the amortization expenses of exclusive contracts to operate Ipiranga service station.

The Company and its subsidiaries adopted retrospectively the impacts of the IFRS 9 and 15.

The table below summarizes the effects of the IFRS 9 (CPC 48) and 15 (CPC 47) adoption, immaterial reclassifications and adjustments:

Balance sheets as of December 31, 2017

Assets	As previously reported	IFRS 9 adoption (1)	IFRS 15 adoption (2)	Reclassification and adjustments	After adoption IFRS 9 and 15
Current assets
Cash and cash equivalents	5,002,004	—	—	—	5,002,004
Financial investments and hedging instruments	1,283,498	—	—	—	1,283,498
Trade receivables and reseller financing, net	4,337,118	(157,198)	—	(32,026)	4,147,894
Inventories, net	3,491,879	—	—	21,698	3,513,577
Recoverable taxes, net	881,584	—	—	—	881,584
Dividends receivable	11,137	—	—	—	11,137
Other receivables	44,025	—	—	—	44,025
Prepaid expenses, net	150,046	—	—	—	150,046
Contractual assets with customers – exclusive rights, net	—	—	456,213	—	456,213

Total current assets	15,201,291	(157,198)	456,213	(10,328)	15,489,978
Non-current assets
Financial investments and hedging instruments	84,426	—	—	—	84,426
Trade receivables and reseller financing, net	329,991	—	—	—	329,991
Related parties	490	—	—	—	490
Deferred income and social contribution taxes	545,611	53,447	12,150	2,853	614,061
Recoverable taxes, net	313,242	—	—	—	313,242
Escrow deposits	822,660	—	—	—	822,660
Indemnity asset – business combination	202,352	—	—	—	202,352
Other receivables	7,918	—	—	—	7,918
Prepaid expenses, net	346,886	—	—	—	346,886
Contractual assets with customers – exclusive rights, net	—	—	1,046,147	—	1,046,147

Total long term assets	2,653,576	53,447	1,058,297	2,853	3,768,173
Investments
In joint-ventures	122,061	—	—	—	122,061
In associates	25,341	—	—	—	25,341
Other	2,792	—	—	—	2,792

	150,194	—	—	—	150,194

Property, plant, and equipment, net	6,607,788	—	—	26,740	6,634,528
Intangible assets, net	3,727,473	—	(1,538,095)	(26,740)	2,162,638

Total non-current assets	13,139,031	53,447	(479,798)	2,853	12,715,533

Total assets	28,340,322	(103,751)	(23,585)	(7,475)	28,205,511

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Balance sheets as of December 31, 2017

Liabilities	As previously reported	IFRS 9 adoption (1)	IFRS 15 adoption (2)	Reclassification and adjustments	After adoption IFRS 9 and 15
Current liabilities
Loans and hedging instruments	1,819,766	—	—	—	1,819,766
Debentures	1,681,199	—	—	—	1,681,199
Finance leases	2,710	—	—	—	2,710
Trade payables	2,155,498	—	—	—	2,155,498
Salaries and related charges	388,118	—	—	—	388,118
Taxes payable	225,829	—	—	(4,300)	221,529
Dividends payable	338,845	—	—	—	338,845
Income and social contribution taxes payable	86,836	—	—	—	86,836
Post-employment benefits	30,059	—	—	—	30,059
Provision for asset retirement obligation	4,799	—	—	—	4,799
Provision for tax, civil, and labor risks	64,550	—	—	—	64,550
Trade payables – customers and third parties’ indemnification	72,216	—	—	—	72,216
Other payables	125,150	—	—	—	125,150
Deferred revenue	18,413	—	—	—	18,413

Total current liabilities	7,013,988	—	—	(4,300)	7,009,688
Non-current liabilities
Loans and hedging instruments	6,113,545	—	—	—	6,113,545
Debentures	3,927,569	—	—	—	3,927,569
Finance leases	45,805	—	—	—	45,805
Related parties	4,185	—	—	—	4,185
Deferred income and social contribution taxes	38,524	—	—	—	38,524
Post-employment benefits	207,464	—	—	—	207,464
Provision for asset retirement obligation	59,975	—	—	—	59,975
Provision for tax, civil, and labor risks	861,246	—	—	—	861,246
Deferred revenue	12,896	—	—	—	12,896
Subscription warrants – indemnification	171,459	—	—	—	171,459
Other payables	162,834	—	—	—	162,834

Total non-current liabilities	11,605,502	—	—	—	11,605,502
Shareholders’ equity
Share capital	5,171,752	—	—	—	5,171,752
Equity instrument granted	536	—	—	—	536
Capital reserve	549,778	—	—	—	549,778
Treasury shares	(482,260)	—	—	—	(482,260)
Revaluation reserve on subsidiaries	4,930	—	—	—	4,930
Profit reserves	3,760,079	(103,468)	(23,585)	(3,175)	3,629,851
Valuation adjustments	159,643	—	—	—	159,643
Cumulative translation adjustments	53,061	—	—	—	53,061
Additional dividends to the minimum mandatory dividends	163,742	—	—	—	163,742

Shareholders’ equity attributable to:
Shareholders of the Company	9,381,261	(103,468)	(23,585)	(3,175)	9,251,033
Non-controlling interests in subsidiaries	339,571	(283)	—	—	339,288

Total shareholders’ equity	9,720,832	(103,751)	(23,585)	(3,175)	9,590,321

Total liabilities and shareholders’ equity	28,340,322	(103,751)	(23,585)	(7,475)	28,205,511

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Income Statements for the nine-month period ended September 30, 2017

	As previously reported	IFRS 9 adoption (1)	IFRS 15 adoption (2)	Reclassification and adjustments	After adoption IFRS 9 and 15
Net revenue from sales and services	58,433,515	—	(352,756)	(198,341)	57,882,418
Cost of products and services sold	(53,086,325)	—	—	198,341	(52,887,984)

Gross profit	5,347,190	—	(352,756)	—	4,994,434
Operating income (expenses)
Selling and marketing	(2,153,701)	(55,798)	352,472	—	(1,857,027)
General and administrative	(1,160,567)	—	—	—	(1,160,567)
Gain (loss) on disposal of property, plant and equipment and intangibles	(754)	—	—	—	(754)
Other operating income, net	78,657	—	—	—	78,657

Operating income before financial income (expenses) and share of profit of joint ventures and associates	2,110,825	(55,798)	(284)	—	2,054,743
Financial income	451,265	—	—	—	451,265
Financial expenses	(806,118)	—	—	—	(806,118)

Financial result, net	(354,853)	—	—	—	(354,853)
Share of profit of joint ventures and associates	16,111	—	—	—	16,111

Income before income and social contribution taxes	1,772,083	(55,798)	(284)	—	1,716,001

Income and social contribution taxes
Current	(688,489)	—	—	—	(688,489)
Deferred	89,538	19,296	97	—	108,931

	(598,951)	19,296	97	—	(579,558)
Net income for the period	1,173,132	(36,502)	(187)	—	1,136,443

Net income for the period attributable to:
Shareholders of the Company	1,169,416	(36,502)	(156)	—	1,132,758
Non-controlling interests in subsidiaries	3,716	—	(31)	—	3,685
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	2.1585				2.0908
Diluted	2.1427				2.0756

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Statements of Cash Flows for the nine-month period ended September 30, 2017

	As previously reported	IFRS 9 adoption (1)	IFRS 15 adoption (2)	Reclassification and adjustments	After adoption IFRS 9 and 15
Cash flows from operating activities
Net income for the period	1,173,132	(36,502)	(187)	—	1,136,443
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of joint ventures and associates	(16,111)	—	—	—	(16,111)
Amortization of contractual assets with customers – exclusive rights	—	—	346,188	—	346,188
Depreciation and amortization	869,504	—	(352,472)	—	517,032
PIS and COFINS credits on depreciation	9,807	—	—	—	9,807
Asset retirement obligation	(1,526)	—	—	1,526	—
Interest, monetary, and foreign exchange rate variations	589,802	—	—	—	589,802
Deferred income and social contribution taxes	(89,538)	(19,296)	(97)	—	(108,931)
(Gain) loss on disposal of property, plant and equipment and intangibles	754	—	—	—	754
Estimated credit losses on doubtful accounts	—	—	—	102,028	102,028
Provision for losses in inventories	—	—	—	5,087	5,087
Provision for post-employment benefits	—	—	—	8,210	8,210
Other provisions and adjustments	(514)	—	—	—	(514)

	2,535,310	(55,798)	(6,568)	116,851	2,589,795
(Increase) decrease in current assets
Trade receivables and reseller financing	(379,804)	55,798	(11,814)	(102,028)	(437,848)
Inventories	(199,479)	—	—	(5,087)	(204,566)
Contractual assets with customers – exclusive rights	—	—	(14,043)	—	(14,043)
Other current asset items	206,752	—	—	—	206,752
Increase (decrease) in current liabilities
Insurance and other payables	(15,503)	—	—	(1,526)	(17,029)
Other current liabilities items	540,266	—	—	—	540,266
(Increase) decrease in non-current assets
Contractual assets with customers – exclusive rights	—	—	25,856	—	25,856
Other non-current asset items	(263,108)	—	—	—	(263,108)
Increase (decrease) in non-current liabilities
Post-employment benefits	9,265	—	—	(8,210)	1,055
Other non-current liabilities items	(63,795)	—	—	—	(63,795)
Payments of contractual assets with customers – exclusive rights	—	—	(389,409)	—	(389,409)
Income and social contribution taxes paid	(606,082)	—	—	—	(606,082)

Net cash provided by operating activities	1,763,822	—	(395,978)	—	1,367,844

Cash flows from investing activities
Acquisition of intangible assets	(559,873)	—	395,978	—	(163,895)
Capital increase in joint ventures	(16,000)	—	—	—	(16,000)
Other investing activities items	(760,557)	—	—	—	(760,557)

Net cash used in investing activities	(1,336,430)	—	395,978	—	(940,452)

Net cash provided by financing activities	228,583	—	—	—	228,583

Effect of exchange rate changes on cash and cash equivalents in foreign currency	23,086	—	—	—	23,086

Decrease in cash and cash equivalents	679,061	—	—	—	679,061

Cash and cash equivalents at the beginning of the period	4,274,158	—	—	—	4,274,158
Cash and cash equivalents at the end of the period	4,953,219	—	—	—	4,953,219

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The following standards, amendments, and interpretations to IFRS were issued by the IASB are not effective as of September 30, 2018:

	Equivalent CPC		Effective date
• IFRS 16—Lease: requires lessees’ record, in the financial statements, a liability reflecting future payments of a lease and the right to use an asset for the lease contracts, except for certain short-term leases and low asset value contracts. The criteria for recognition and measurement of leases in the financial statements of lessors are substantially maintained.	06	(R2)	2019

The Company and its subsidiaries are quantifying the potential effects of this pronouncement, and it is expected to have a relevant impact on the recognition of the right of use and the debt related to lease contracts of the land and building of service stations, drugstores and stores due to the number of operating lease contracts of the subsidiaries (see Note 34.c).

z.	Authorization for Issuance of the Interim Financial Information

These interim financial information were authorized for issue by the Board of Directors on November 7, 2018.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

3.	Principles of Consolidation, Investments in Subsidiaries and Acquisition

a)	Principles of Consolidation

In the preparation of the consolidated interim financial information the investments of one company in another, balances of asset and liability accounts, revenues transactions, costs and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated shareholders’ equity and net income.

Consolidation of a subsidiary begins when the parent company obtains direct or indirect control over a company and ceases when the parent company loses control of a company. Income and expenses of a subsidiary acquired are included in the consolidated income statement and other comprehensive income from the date the parent company gains the control. Income and expenses of a subsidiary, in which the parent company loses control, are included in the consolidated income statement and other comprehensive income until the date the parent company loses control.

When necessary, adjustments are made to the interim financial information of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b)	Investments in Subsidiaries

The consolidated interim financial information include the following direct and indirect subsidiaries:

			% interest in the share
			09/30/2018		12/31/2017
			Control		Control
	Location	Segment	Direct control	Indirect control	Direct control	Indirect control
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	—	100	—
am/pm Comestíveis Ltda.	Brazil	Ipiranga	—	100	—	100
Centro de Conveniências Millennium Ltda.	Brazil	Ipiranga	—	100	—	100
Icorban—Correspondente Bancário Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Trading Limited	Virgin Islands	Ipiranga	—	100	—	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	—	100	—	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	—	100	—	100
Chevron Brasil Lubrificantes S.A. (see Note 3.c)	Brazil	Ipiranga	—	56	—	56
Ipiranga Lubrificantes S.A. (see Note 3.c)	Brazil	Ipiranga	—	100	—	100
Integra Frotas Ltda.	Brazil	Ipiranga	—	100	—	100
Companhia Ultragaz S.A.	Brazil	Ultragaz	—	99	—	99
Ultragaz Comercial Ltda.	Brazil	Ultragaz	—	100	—	100
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	—	100	—	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	—	57	—	57
LPG International Inc.	Cayman Islands	Ultragaz	—	100	—	100
Imaven Imóveis Ltda.	Brazil	Others	—	100	—	100
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	Brazil	Extrafarma	—	100	—	100
Oxiteno S.A. Indústria e Comércio	Brazil	Oxiteno	100	—	100	—
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	Oxiteno	—	99	—	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	Oxiteno	—	100	—	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	Oxiteno	—	100	—	100
Oxiteno Uruguay S.A.	Uruguay	Oxiteno	—	100	—	100
Oxiteno México S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno USA LLC	United States	Oxiteno	—	100	—	100
Global Petroleum Products Trading Corp.	Virgin Islands	Oxiteno	—	100	—	100
Oxiteno Andina, C.A.	Venezuela	Oxiteno	—	100	—	100
Oxiteno Europe SPRL	Belgium	Oxiteno	—	100	—	100
Oxiteno Colombia S.A.S	Colombia	Oxiteno	—	100	—	100
Oxiteno Shanghai LTD.	China	Oxiteno	—	100	—	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	Oxiteno	—	100	—	100
Ultracargo—Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	—	100	—
Terminal Químico de Aratu S.A. – Tequimar	Brazil	Ultracargo	—	99	—	99
TEAS – Terminal Exportador de Álcool de Santos Ltda. (see Note 3.d)	Brazil	Ultracargo	—	100	—	—
Ultrapar International S.A.	Luxembourg	Others	100	—	100	—
SERMA—Ass. dos usuários equip. proc. de dados	Brazil	Others	—	100	—	100

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c)	Association with Chevron Brasil Lubrificantes S.A.

On August 4, 2016, the Company through its subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”) entered into an association agreement with Chevron Brasil Lubrificantes Ltda. (“Chevron”) to create a new company in the lubricants market. The association is formed by Ipiranga and Chevron’s lubricants operations in Brazil. On February 2017, this transaction was approved without restrictions through an opinion issued by the General Superintendence (“SG”) of the Brazilian Antitrust Authority (“CADE”) and published in the Brazilian Federal Official Gazette. On December 1, 2017, the association was concluded, through the contribution of the subsidiary Ipiranga Lubrificantes S.A. (“IpiLubs”) to Chevron Brasil Lubrificantes S.A. (“CBLSA”) and consequently IPP obtained direct control of CBLSA. IPP and Chevron hold 56% and 44%, respectively, of the CBLSA.

The Company is measuring the open balance, fair value of assets and liabilities, and, consequently, the goodwill of their transaction. The purchase price allocation will be concluded in 2018. During the process of identification of assets and liabilities, intangible assets, which are not recognized in the acquired entity’s books, will also be taken into account. The Company, supported by a third party company specialized in valuations, estimated the temporary amount for the purchase price allocation and calculated the temporary goodwill in the amount of R$ 85,264. The temporary goodwill is based on the synergy between the lubricant operations of CBLSA and IpiLubs. During the process of identification of assets and liabilities, intangible assets, which were not recognized in the acquired entity’s books were also taken into account, as shown below:

	Amount	Useful life	Amortization method
Commercial property rights	101,125	24 years	Straight line
Portfolio and customers’ relationship	10,360	28 years	Straight line

Total	111,485

The table below summarizes the temporary assets acquired and liabilities assumed as of the acquisition date (December 1, 2017), subject to the customary final adjustments of purchase price allocation and calculation of goodwill:

Current assets		Current liabilities
Cash and cash equivalents	73,316	Trade payables	33,453
Trade receivables	157,016	Salaries and related charges	18,251
Inventories	113,131	Taxes payable	20,089
Recoverable taxes	5,595	Other payables	28,743
Other receivables	15,497

	364,555		100,536
Non-current assets		Non-current liabilities
Related parties	7,077	Provision for tax, civil, and labor risks	202,352
Indemnity asset	202,352	Deferred income and social contribution taxes	42,371
Escrow deposits	4,095	Post-employment benefits	44,478
Other receivables	5,257
Property, plant, and equipment	175,824
Intangible assets	121,429

	516,034		289,201

Total assets acquired	880,589	Total liabilities assumed	389,737

Temporary goodwill	85,264	Participation of non-controlling interests	215,974

Total assets acquired and temporary goodwill	965,853	Temporary consideration transferred	360,142

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The calculation of the temporary goodwill is shown below:
Temporary consideration transferred	360,142
Total assets acquired	(880,589)
Total liabilities assumed	389,737
Non-controlling interest	215,974

Temporary goodwill (see Note 14.i)	85,264

d)	TEAS – Terminal Exportador de Álcool de Santos Ltda. Acquisition

On January 30, 2018, the Company through its subsidiary Terminal Químico de Aratu S.A. – Tequimar (“Tequimar”) entered into a sale and purchase agreement for the acquisition of 100% of the quotas of TEAS Terminal Exportador de Álcool de Santos Ltda. (“TEAS”), owned by Raízen Energia S.A. and Raízen Araraquara Açúcar e Álcool Ltda., which had already been operated by the subsidiary Tequimar in the Port of Santos. The purchase price of the acquisition was R$ 103,373. On February 14, 2018, this transaction was approved without restrictions through an opinion issued by the SG of CADE. On March 2, 2018, CADE issued a certificate, attesting to the approval of the transaction. On March 29, 2018, the acquisition was concluded through the closing of the operation.

The Company is measuring the open balance, fair value of assets and liabilities, and, consequently, the goodwill of their transaction. The purchase price allocation will be concluded in 2018. During the process of identification of assets and liabilities, intangible assets, which are not recognized in the acquired entity’s books, will also be taken into account. The Company, supported by a third party company specialized in valuations, estimated the temporary amount for the purchase price allocation and calculated the temporary goodwill in the amount of R$ 797.

The table below summarizes the temporary assets acquired and liabilities assumed as of the acquisition date, subject to the customary final adjustments of purchase price allocation and calculation of goodwill:

Current assets		Current liabilities
Cash and cash equivalents	3,662	Trade payables	14

Recoverable taxes	3,830		14
Other receivables	—

	7,492
Non-current assets
Deferred income and social contribution taxes	1,054	Contingent consideration	2,880
Escrow deposits	72	Provision for tax, civil, and labor risks	141
Indemnity asset	141
Property, plant, and equipment	96,852

	98,119

Total assets acquired	105,611	Total liabilities assumed	3,035

Temporary goodwill	797

Total assets acquired and temporary goodwill	106,408	Consideration transferred	103,373

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The calculation of the temporary goodwill is shown below:
Consideration transferred	103,373
Total assets acquired	(105,611)
Total liabilities assumed	3,035

Temporary goodwill (see Note 14.i)	797

For further details of property, plant, and equipment assets acquired, see Note 13.

e)	Unrealized Acquisition

On November 17, 2016, the Company through its subsidiary Companhia Ultragaz S.A. (“Cia Ultragaz”), entered into a sale and purchase agreement for the acquisition of 100% of the capital stock of Liquigás Distribuidora S.A (“Liquigás”) for the amount of R$ 2,665 million, subject to update by the Interbank Certificate of Deposit (“CDI”). On February 28, 2018, the Court of Appeals of CADE voted the transaction and, despite all the efforts endeavored by the applicants, decided to reject the transaction. Due to the non-closing of the transaction, Cia. Ultragaz paid a contractual fine of R$ 286,160 in favor of Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) on March 9, 2018 (see Note 29).

4.     Cash and Cash Equivalents and Financial Investments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of first-rate financial institutions linked to the CDI, in repurchase agreement and in short term investments funds, whose portfolio comprised of Brazilian Federal Government bonds and in certificates of deposit of first-rate financial institutions; (ii) outside Brazil, in certificates of deposit of first-rate financial institutions and in short term investments funds, whose portfolio comprised of Federal Government bonds; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified in Note 33, based on business model of financial assets of the Company and its subsidiaries.

Cash, cash equivalents and financial investments (consolidated) amounted to R$ 6,428,784 as of September 30, 2018 (R$ 6,369,928 as of December 31, 2017) are as follows:

•	Cash and Cash Equivalents

Cash and cash equivalents are considered: (i) cash and bank deposits, and (ii) highly-liquid short-term investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value.

	Parent		Consolidated
	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Cash and bank deposits
In local currency	335	143	105,669	73,128
In foreign currency	—	—	132,416	74,798
Financial investments considered cash equivalents
In local currency
Fixed-income securities	155,305	93,031	3,480,502	4,821,605
In foreign currency
Fixed-income securities	—	—	33,069	32,473

Total cash and cash equivalents	155,640	93,174	3,751,656	5,002,004

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

•	Financial Investments

The financial investments of the Company and its subsidiaries, which are not classified as cash and cash equivalents, are distributed as follows:

	Parent		Consolidated
	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Financial investments
In local currency
Fixed-income securities and funds	551,104	21,657	2,297,142	1,153,040
In foreign currency
Fixed-income securities and funds	—	—	112,845	129,131
Currency and interest rate hedging instruments (a)	—	—	267,141	85,753

Total financial investments	551,104	21,657	2,677,128	1,367,924

Current	551,104	21,657	2,484,873	1,283,498
Non-current	—	—	192,255	84,426

(a)	Accumulated gains, net of income tax (see Note 33).

5.     Trade Receivables and Reseller Financing (Consolidated)

The composition of trade receivables and reseller financing is as follows:

	09/30/2018	12/31/2017
		Restated
Domestic customers	4,609,593	4,025,726
Reseller financing – Ipiranga (i)	794,800	675,236
Foreign customers	298,127	229,701
(-) Estimated losses on doubtful accounts	(528,645)	(452,778)

Total	5,173,875	4,477,885

Current	4,796,346	4,147,894
Non-current	377,529	329,991

(i)	Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market.

The breakdown of trade receivables, gross of estimated losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days

09/30/2018	5,702,520	4,681,474	141,203	77,367	61,752	134,878	605,846
12/31/2017	4,930,663	4,070,523	200,939	46,491	48,197	87,812	476,701

Movements in the allowance for estimated losses on doubtful accounts are as follows:

Balance as of December 31, 2017	295,580
IFRS 9 adoption	157,198

Balance as of December 31, 2017—Restated	452,778
Additions	93,796
Write-offs	(18,566)

Oxiteno Andina (*)	637

Balance as of September 30, 2018	528,645

(*)	Refers to the impairment for subsidiary Oxiteno Andina (see Note 2.s.1.ii).

For further information about the allowance for estimated losses on doubtful accounts, see Note 33 – Customer credit risk.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

6.	Inventories (Consolidated)

The composition of inventories is as follows:

	09/30/2018			12/31/2017
				Restated
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance
Fuels, lubricants and greases	1,389,052	(978)	1,388,074	1,626,449	(3,074)	1,623,375
Finished goods	521,587	(29,895)	491,692	500,223	(18,495)	481,728
Work in process	1,361	—	1,361	1,637	—	1,637
Raw materials	360,819	(2,446)	358,373	492,029	(1,835)	490,194
Liquefied petroleum gas (LPG)	101,675	(5,761)	95,914	102,748	(5,761)	96,987
Consumable materials and other items for resale	134,573	(4,185)	130,388	160,024	(5,380)	154,644
Pharmaceutical, hygiene, and beauty products	522,508	(6,796)	515,712	417,726	(2,447)	415,279
Purchase for future delivery (1)	157,736	(2,719)	155,017	222,808	—	222,808
Properties for resale	27,489	(107)	27,382	27,032	(107)	26,925

	3,216,800	(52,887)	3,163,913	3,550,676	(37,099)	3,513,577

(1)	Refers substantially to ethanol, biodiesel and advance of fuels.

Movements in the provision for losses are as follows:

Balance as of December 31, 2017	37,099
Additions to net realizable value adjustment	51
Additions of obsolescence and other losses	14,369
Oxiteno Andina (*)	1,368

Balance as of September 30, 2018	52,887

(*)	Refers to the impairment for subsidiary Oxiteno Andina (see Note 2.s.1.ii).

The breakdown of provisions for losses related to inventories is shown in the table below:

	09/30/2018	12/31/2017
Net realizable value adjustment	21,236	19,817
Obsolescence and other losses	31,651	17,282

Total	52,887	37,099

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

7.	Recoverable Taxes

Recoverable taxes are substantially represented by credits of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (COFINS), Social Integration Program (PIS), IRPJ, and CSLL.

	Parent		Consolidated
	09/30/2018	12/31/2017	09/30/2018	12/31/2017
ICMS	—	—	659,921	580,630
Provision for ICMS losses (1)	—	—	(71,733)	(72,076)
PIS and COFINS	—	—	357,384	348,333
IRPJ and CSLL	93,054	81,755	357,193	295,172
Value-Added Tax (IVA) of foreign subsidiaries	—	—	32,732	27,180
Others	—	—	31,392	15,587

Total	93,054	81,755	1,366,889	1,194,826

Current	44,369	33,070	948,125	881,584
Non-current	48,685	48,685	418,764	313,242

(1)	The provision for ICMS losses relates to tax credits that the subsidiaries believe will not be utilized or offset in the future based on its estimative, and its movements are as follows:

Balance as of December 31, 2017	72,076
Additions, write-offs and reversals, net	(343)

Balance as of September 30, 2018	71,733

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

8.	Related Parties

a.	Related Parties

•	Parent Company

	Assets	Liabilities	Financial income (1)
	Debentures (1)	Account payable
Ipiranga Produtos de Petróleo S.A.	773,301	—	41,422
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	—	5,215	—

Total as of September 30, 2018	773,301	5,215	41,422

	Assets	Liabilities
	Debentures (1)	Other payables (2)	Account payable	Financial income (1)
Ipiranga Produtos de Petróleo S.A.	762,562	—	—	69,322
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	—	—	4,003	—
Oxiteno S.A. Indústria e Comércio	—	3,086	—	—
Companhia Ultragaz S.A.	—	1,585	—	—
Terminal Químico de Aratu S.A.—Tequimar	—	2,768	—	—

Total as of December 31, 2017	762,562	7,439	4,003

Total as of September 30, 2017				69,322

(1)

In March 2016, the subsidiary IPP made its second private offering in one single series of 75 debentures at face value of R$ 10,000,000.00 (ten million Brazilian Reais) each, nonconvertible into shares and unsecured. The Company subscribed the total debentures with maturity on March 31, 2021 and semiannual interest linked to CDI.

(2)	Refers to the Deferred Stock Plan (see Note 8.c).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

•	Consolidated

Balances and transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are disclosed below:

	Loans		Commercial transactions
	Assets	Liabilities	Receivables(1)	Payables(1)
Oxicap Indústria de Gases Ltda.	—	—	—	1,339
Química da Bahia Indústria e Comércio S.A.	—	2,926	—	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	—	—	5,256	139
Refinaria de Petróleo Riograndense S.A.	—	—	—	12,190
LA’7 Participações e Empreend. Imob. Ltda. (a)	—	—	—	117
Others	490	1,166	—	—

Total as of September 30, 2018	490	4,092	5,256	13,785

	Loans		Commercial transactions
	Assets	Liabilities	Receivables(1)	Payables(1)
Oxicap Indústria de Gases Ltda.	—	—	—	1,489
Química da Bahia Indústria e Comércio S.A.	—	2,946	—	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	—	—	1,067	31
Refinaria de Petróleo Riograndense S.A.	—	—	—	22,199
Others	490	1,239	—	—

Total as of December 31, 2017	490	4,185	1,067	23,719

(1)	Included in “domestic trade receivables” and “domestic trade payables,” respectively.

(a)	Refers to rental contracts of 15 drugstores owned by LA’7, a company of former shareholders of Extrafarma and current shareholders of Ultrapar.

	Commercial transactions
	Sales and services	Purchases	Expenses
Oxicap Indústria de Gases Ltda.	5	8,986	—
Refinaria de Petróleo Riograndense S.A.	—	779,536	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	4,144	766	—
LA’7 Participações e Empreend. Imob. Ltda. (a)	—	—	1,117

Total as of September 30, 2018	4,149	789,288	1,117

	Commercial transactions
	Sales and services	Purchases
Oxicap Indústria de Gases Ltda.	5	13,459
Refinaria de Petróleo Riograndense S.A.	—	694,497
ConectCar Soluções de Mobilidade Eletrônica S.A.	5,394	802

Total as of September 30, 2017	5,399	708,758

(a)	Refers to rental contracts of 15 drugstores owned by LA’7, a company of former shareholders of Extrafarma and current shareholders of Ultrapar.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on similar market prices and terms with customers and suppliers with comparable operational performance. The above operations related to ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”) refer to services provided. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company and its subsidiaries’ management, transactions with related parties are not subject to credit risk, which is why no allowance for doubtful accounts or collateral is provided. Collateral provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 15.k). Intercompany loans are contracted in light of temporary cash surpluses or deficits of the Company, its subsidiaries, and its associates.

b.	Key executives (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintaining a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. In addition, the chief executive officer in office until October 2, 2017 was entitled to additional long term variable compensation, which was terminated with the succession of the chief executive officer announced by the Company in June 2017. Further details about the Deferred Stock Plan are contained in Note 8.c) and about post-employment benefits in Note 19.b).

The Company and its subsidiaries recognized expenses for compensation of its key executives (Company’s directors and executive officers) as shown below:

	09/30/2018	09/30/2017
Short-term compensation	28,673	35,011
Stock compensation (*)	(336)	4,384
Post-employment benefits	1,709	2,539
Long-term compensation	—	(6,459)
Termination benefit	905	8,934

Total	30,951	44,409

(*)	Includes the reversal of expenses for the cancellation of granted shares due to termination of executive employment (see Note 8.c).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Deferred Stock Plan (Consolidated)

Since 2003, Ultrapar has adopted a stock plan in which the executive has the usufruct of shares held in treasury. The Deferred Stock Plan provides for the transfer of the ownership of the shares to those eligible members of management after five to seven years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The volume of shares and the executives eligible are determined by the Board of Directors, and there is no mandatory annual grant. The total number of shares to be used in the plan is subject to the number of shares in treasury. Ultrapar’s Board of Directors does not have a stock plan. The fair value of the awards were determined on the grant date based on the market value of the shares on the B3 S.A. – Brasil, Bolsa, Balcão (“B3”), the Brazilian Securities, Commodities and Futures Exchange and the amounts are amortized between five to seven years from the grant date.

The table below summarizes shares granted to the Company and its subsidiaries’ management:

Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
March 13, 2017	100,000	2022 to 2024	67.99	9,378	(2,522)	6,856
March 4, 2016	190,000	2021 to 2023	65.43	17,147	(7,523)	9,624
December 9, 2014	470,000	2019 to 2021	50.64	32,829	(21,373)	11,456
March 5, 2014	83,400	2019 to 2021	52.15	5,999	(4,670)	1,329
November 7, 2012	173,332	2017 to 2019	42.90	16,731	(15,866)	865
December 14, 2011	30,000	2016 to 2018	31.85	4,832	(4,801)	31

	1,046,732			86,916	(56,755)	30,161

For the nine-month period ended September 30, 2018, the amortization in the amount of R$ 4,774 (R$ 14,056 for the nine-month period ended September 30, 2017) was recognized as a general and administrative expense.

The table below summarizes the changes of number of shares granted:

Balance on December 31, 2017	1,183,398
Cancellation of granted shares due to termination of executive employment	(136,666)

Balance on September 30, 2018	1,046,732

In addition, on April 19, 2017, the Ordinary and Extraordinary General Shareholders’ Meeting (“OEGM”) of approved a new incentive plan based on shares (“Plan”), which establishes the general terms and conditions for the concession of common shares issued by the Company and held in treasury, that may or may not involve the granting of usufruct of part of these shares for later transfer of the ownership of the shares, in periods of 3 to 6 years, to directors or employees of the Company or its subsidiaries. The information in this incentive plan reflect both plans.

As a result of the Plan, common shares representing at most 1% of the Company’s share capital may be delivered to the Participants, which corresponds, at the date of approval of this Plan, to 5,564,051 common shares.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the restricted and performance stock programs:

Program	Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
Restricted	October 1, 2017	120,000	2023	76.38	12,642	(2,108)	10,534
Restricted and Performance	November 8, 2017	42,858	2020 to 2022	76.38	5,485	(1,313)	4,172
Restricted and Performance	April 9, 2018	103,592	2021 to 2023	68.70	13,275	(1,733)	11,542
Restricted	September 19, 2018	80,000	2024	39.16	4,321	—	4,321
Restricted	September 24, 2018	40,000	2024	36.80	2,030	—	2,030

		386,450			37,753	(5,154)	32,599

For the nine-month period ended September 30, 2018, a general and administrative expense in the amount of R$ 4,369 was recognized in relation to the Plan.

9.	Income and Social Contribution Taxes

a.	Deferred Income (IRPJ) and Social Contribution Taxes (CSLL)

The Company and its subsidiaries recognize deferred tax assets and liabilities, which are not subject to the statute of limitations, resulting from tax loss carryforwards, temporary differences, negative tax bases and revaluation of property, plant, and equipment, among others. Deferred tax assets are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent		Consolidated
	09/30/2018	12/31/2017	09/30/2018	12/31/2017
				Restated
Assets—Deferred income and social contribution taxes on:
Provision for impairment of assets	—	—	115,062	103,092
Provisions for tax, civil, and labor risks	—	—	152,623	145,767
Provision for post-employment benefits	—	—	85,251	81,199
Provision for differences between cash and accrual basis	—	—	170,768	40,755
Goodwill	—	—	13,243	14,234
Business combination – fiscal basis vs. accounting basis of goodwill	—	—	75,641	74,972
Provision for asset retirement obligation	—	—	16,385	19,111
Other provisions	334	29,158	128,518	158,952
Tax losses and negative basis for social contribution carryforwards (9.d)	416	—	326,936	201,471

Total	750	29,158	1,084,427	839,553

Offset the liabilities balance	(750)	—	(338,434)	(225,492)

Net balance of assets	—	29,158	745,993	614,061

Liabilities—Deferred income and social contribution taxes on:
Revaluation of property, plant, and equipment	—	—	2,014	2,109
Lease	—	—	2,985	3,361
Provision for differences between cash and accrual basis	—	—	109,553	44,440
Provision for goodwill/negative goodwill	—	—	179,233	131,811
Business combination – fair value of assets	—	—	113,338	45,414
Temporary differences of foreign subsidiaries	205	—	1,645	955
Other provisions	3,248	—	3,357	35,926

Total	3,453	—	412,125	264,016

Offset the assets balance	(750)	—	(338,434)	(225,492)

Net balance of liabilities	2,703	—	73,691	38,524

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	09/30/2018	09/30/2017
		Restated
Initial balance	507,086	409,699
IFRS 9 and 15 adoption	67,849	42,275
Deferred IRPJ and CSLL recognized in income of the year	(28,180)	108,931
Deferred IRPJ and CSLL recognized in other comprehensive income	159,852	(29,288)
Deferred IRPJ and CSLL recognized in business combination (see Notes 3.c and 3.d)	(38,017)	—
Others	3,712	1,071

Final balance	672,302	532,688

The estimated recovery of deferred tax assets relating to IRPJ and CSLL is stated as follows:

	Parent	Consolidated
Up to 1 Year	417	178,612
From 1 to 2 Years	111	161,438
From 2 to 3 Years	111	185,657
From 3 to 5 Years	111	182,176
From 5 to 7 Years	—	239,981
From 7 to 10 Years	—	136,563

Total of deferred tax assets relating to IRPJ and CSLL	750	1,084,427

The technical study on Extrafarma’s projection of taxable profits for the realization of deferred tax assets was reviewed by the Fiscal Council on February 20, 2018 and approved by the Company’s Board of Directors on February 21, 2018, taking into account implementation of the actions proposed by the subsidiary’s management, among them, the operational restructuring and the expansion of stores.

b. Reconciliation of Income and Social Contribution Taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	09/30/2018	09/30/2017	09/30/2018	09/30/2017
				Restated
Income (loss) before taxes and share of profit (loss) of subsidiaries, joint ventures, and associates	91,538	(14,084)	970,157	1,699,890
Statutory tax rates—%	34	34	34	34

Income and social contribution taxes at the statutory tax rates	(31,123)	4,789	(329,853)	(577,963)

Adjustments to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(213)	(499)	(54,667)	(38,879)
Nontaxable revenues (ii)	13	1	22,837	833
Adjustment to estimated income (iii)	—	—	7,261	8,381
Interest on equity (iv)	(538)	(550)	(538)	(550)
Other adjustments	—	17	(45,310)	1,610

Income and social contribution taxes before tax incentives	(31,861)	3,758	(400,270)	(606,568)

Tax incentives—SUDENE	—	—	76,034	27,010

Income and social contribution taxes in the income statement	(31,861)	3,758	(324,236)	(579,558)

Current	—	(2,661)	(296,056)	(688,489)
Deferred	(31,861)	6,419	(28,180)	108,931
Effective IRPJ and CSLL rates -%	34.8	26.7	33.4	34.1

(i)

Consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, negative effects of foreign subsidiaries and certain provisions;

(ii)	Consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions;
(iii)

Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution taxes are calculated on a basis equal to 32% of operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries;

(iv)

Interest on equity is an option foreseen in Brazilian corporate law to distribute profits to shareholders, calculated based on the long-term interest rate (“TJLP”), which does not affect the income statement, but is deductible for purposes of IRPJ and CSLL, being taxable to the beneficiary and deductible to the entity that pays.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c. Tax Incentives—SUDENE

The following subsidiaries are entitled to federal tax benefits providing for IRPJ reduction under the program for development of northeastern Brazil operated by the Superintendence for the Development of the Northeast (“SUDENE”):

Subsidiary	Units	Incentive—%	Expiration
Bahiana Distribuidora de Gás Ltda.	Aracaju base(1)	75	2027
	Suape base	75	2018
	Mataripe base	75	2024
	Caucaia base	75	2025
	Juazeiro base(2)	75	2026
Terminal Químico de Aratu S.A. – Tequimar	Suape terminal	75	2020
	Aratu terminal	75	2022
	Itaqui terminal	75	2025
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Camaçari plant	75	2021
Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2026
Empresa Carioca de Produtos Químicos S.A.	Camaçari plant	75	2026

(1)

On May 9, 2018, the subsidiary Bahiana Distribuidora de Gás Ltda. (“Bahiana”), filed a request at SUDENE requiring the 75% income tax reduction incentive for additional ten years, due to the modernization for its Aracaju plant – Sergipe which was approved by SUDENE on September 21, 2018. The constitutive benefit appraisal report will be sent to the Brazilian Federal Revenue Service (“RFB”) for approval.

(2)

On July 3, 2017, the subsidiary Bahiana, filed a request at SUDENE requiring the 75% income tax reduction incentive, due to productive unit implementation for its Juazeiro plant – Bahia. SUDENE approved the incentive until 2026 through an appraisal report issued on November 7, 2017. The constitutive benefit appraisal report was sent to the RFB, on November 27, 2017, for approval within a term of 120 days. As a result of the expiration of the statutes of limitation for the RFB to approve the constitutive benefit appraisal report, the income tax reduction was recognized by the subsidiary in the income statement in 2018, in the total amount of R$ 149 with retroactive effect in January 2017.

d . Income and Social Contribution Taxes Carryforwards

As of September 30, 2018, the Company and certain subsidiaries had tax loss carryforwards related to income tax (IRPJ) of R$ 1,084,193 (R$ 598,183 as of December 31, 2017) and negative basis of CSLL of R$ 1,061,087 (R$ 576,949 as of December 31, 2017), whose compensations are limited to 30% of taxable income in a given tax year, which do not expire. Deferred income and social contribution tax assets were recognized in the amount of R$ 326,936 as of September 30, 2018 (R$ 201,471 as of December 31, 2017).

As from April 2018, the subsidiary Extrafarma ceased to recognize the deferred taxes due to the estimate of realization of the tax loss carryforwards (IRPJ) and negative basis of CSLL to exceed the term of 10 years. The balance of tax loss carryforwards (IRPJ) and negative basis of CSLL without deferred taxes constituted amounts to R$ 116,500.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

10.	Prepaid expenses (Consolidated)

	09/30/2018	12/31/2017
Rents(1)	405,602	329,421
Advertising and publicity	53,132	67,321
Deferred Stock Plan, net (see Note 8.c)	26,099	37,591
Insurance premiums	25,202	39,629
Software maintenance	14,348	8,237
Other prepaid expenses	22,659	14,733

	547,042	496,932

Current	150,572	150,046
Non-current	396,470	346,886

(1)	Refers substantially to the rental advance of service stations of IPP, which are subsequently subleased and operated by the resellers.

11.	Contractual Assets with customers – exclusive rights (Consolidated)

Refers to exclusive rights disbursements of Ipiranga’s agreements with reseller service stations and major consumers that are recognized at the time of their occurrence and recognized as a reduction of the sales revenue in the income statement according to the conditions established in the agreement (amortization in weighted average term of 5 years) and are reviewed as changes occur under the terms of the agreements. Balance and changes are shown below:

	09/30/2018	09/30/2017 Restated
Initial balance	—	—
IFRS 15 adoption	1,502,360	1,438,084

Initial balance – restated	1,502,360	1,438,084
Additions	279,381	389,409
Amortization	(282,430)	(346,188)
Transfer	(22)	(11,813)

Final balance	1,499,289	1,469,492

Current	487,206	462,359
Non-current	1,012,083	1,007,133

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

12.	Investments

a.	Subsidiaries and Joint Venture (Parent Company)

The table below presents the full amounts of balance sheets and income statements of subsidiaries and joint venture:

	09/30/2018
	Subsidiaries				Joint-venture
	Ultracargo—Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127	224,467,228,244	49,995	5,078,888
Assets	1,256,294	5,968,205	17,245,905	3,038,471	640,292
Liabilities	2,506	3,404,220	11,889,637	3,030,648	570,455
Shareholders’ equity	1,253,788	2,563,985 (*)	5,356,268 (*)	7,823	69,837
Net revenue from sales and services	—	1,020,297	54,931,643	—	1,546,283
Net income (loss)	88,375	201,695 (*)	297,056 (*)	(5,298)	9,046
% of capital held	100	100	100	100	33

	12/31/2017—Restated
	Subsidiaries				Joint-venture
	Ultracargo—Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127	224,467,228,244	49,995	5,078,888
Assets	1,167,912	5,434,041	17,092,490	2,472,924	517,439
Liabilities	2,486	2,752,027	11,684,775	2,459,803	352,583
Shareholders’ equity	1,165,426	2,682,014 (*)	5,407,715 (*)	13,121	164,856
% of capital held	100	100	100	100	33

	09/30/2017—Restated
	Subsidiaries				Joint-venture
	Ultracargo—Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127	224,467,228,244	49,995	5,078,888
Net revenue from sales and services	—	892,626	48,671,648	—	1,112,841
Net income	54,077	154,117 (*)	905,183 (*)	3,588	78,670
% of capital held	100	100	100	100	33

(*)	adjusted for intercompany unrealized profits.

The percentages in the table above are rounded.

The financial information from our business segments is detailed in Note 32.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in subsidiaries and joint venture are as follows:

	Investments in subsidiaries					Joint-venture
	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Total	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2017	1,165,430	2,684,541	5,535,397	13,121	9,398,489	54,739	9,453,228
Effects of IFRS adoption	(4)	(2,526)	(127,698)	—	(130,228)	—	(130,228)

Balance as of December 31, 2017—Restated	1,165,426	2,682,015	5,407,699	13,121	9,268,261	54,739	9,323,000
Share of profit (loss) of subsidiaries and joint venture	88,375	201,695	297,064	(5,298)	581,836	1,265	583,101
Dividends and interest on equity (gross)	—	(97,849)	(353,824)	—	(451,673)	(31,174)	(482,847)
Tax liabilities on equity-method revaluation reserve	—	—	(3)	—	(3)	—	(3)
Equity instrument granted	46	186	2,472	—	2,704	—	2,704
Valuation adjustment of subsidiaries	(59)	(261,500)	3,140	—	(258,419)	(1,641)	(260,060)
Translation adjustments of foreign-based subsidiaries	—	39,438	(280)	—	39,158	—	39,158

Balance as of September 30, 2018	1,253,788	2,563,985	5,356,268	7,823	9,181,864	23,189	9,205,053

	Investments in subsidiaries					Joint-venture
	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Total	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2016	1,194,739	2,549,859	4,434,954	10,548	8,190,100	45,409	8,235,509
Effects of IFRS adoption	(111)	(3,253)	(79,063)	—	(82,427)	—	(82,427)

Balance as of December 31, 2016—Restated	1,194,628	2,546,606	4,355,891	10,548	8,107,673	45,409	8,153,082
Share of profit (loss) of subsidiaries and joint venture	54,077	154,117	905,183	3,588	1,116,965	26,119	1,143,084
Dividends and interest on equity (gross)	(105,914)	(100,118)	(342,021)	—	(548,053)	(20,100)	(568,153)
Tax liabilities on equity- method revaluation reserve	—	—	(85)	—	(85)	—	(85)
Valuation adjustment of subsidiaries	—	34,248	15,510	—	49,758	915	50,673
Translation adjustments of foreign-based subsidiaries	—	1,566	—	—	1,566	—	1,566

Balance as of September 30, 2017—Restated	1,142,791	2,636,419	4,934,478	14,136	8,727,824	52,343	8,780,167

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Joint Ventures (Consolidated)

The Company holds an interest in Refinaria de Petróleo Riograndense (“RPR”), which is primarily engaged in oil refining.

The subsidiary Ultracargo – Operações Logísticas e Participações Ltda. (“Ultracargo Participações”) holds an interest in União Vopak – Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage in the port of Paranaguá.

The subsidiary IPP holds an interest in ConectCar, which is primarily engaged in electronic payment of tolls and parking in the States of Alagoas, Bahia, Ceará, Espírito Santo, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Paraná, Pernambuco, Rio de Janeiro, Rio Grande do Sul, Santa Catarina, São Paulo and Distrito Federal.

These investments are accounted for under the equity method of accounting based on their interim financial information as of September 30, 2018.

Balances and changes in joint ventures are as follows:

	Movements in investments
	União Vopak	RPR	ConectCar	Total
Balance as of December 31, 2017	6,096	54,739	61,226	122,061
Capital increase	—	—	24,000	24,000
Valuation adjustments	—	(1,641)	—	(1,641)
Dividends and interest on equity (gross)	—	(31,174)	—	(31,174)
Share of profit (loss) of joint ventures	1,478	1,265	(13,780)	(11,037)

Balance as of September 30, 2018	7,574	23,189	71,446	102,209

	Movements in investments
	União Vopak	RPR	ConectCar	Total
Balance as of December 31, 2016	4,518	45,409	66,215	116,142
Capital increase	—	—	16,000	16,000
Valuation adjustments	—	915	—	915
Dividends and interest on equity (gross)	—	(20,100)	—	(20,100)
Share of profit (loss) of joint ventures	1,336	26,119	(14,161)	13,294

Balance as of September 30, 2017	5,854	52,343	68,054	126,251

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the full amounts of balance sheets and income statements of joint ventures:

	09/30/2018
	União Vopak	RPR	ConectCar
Current assets	10,150	487,177	117,731
Non-current assets	7,424	153,115	145,028
Current liabilities	2,154	503,237	119,415
Non-current liabilities	272	67,218	452
Shareholders’ equity	15,148	69,837	142,892
Net revenue from sales and services	13,970	1,546,283	41,046
Costs, operating expenses and income	(9,592)	(1,537,184)	(82,338)
Net financial income and income and social contribution taxes	(1,420)	(53)	13,733
Net income (loss)	2,958	9,046	(27,559)
Number of shares or units held	29,995	5,078,888	193,768,000
% of capital held	50	33	50

	12/31/2017
	União Vopak	RPR	ConectCar
Current assets	7,110	389,022	90,242
Non-current assets	6,627	128,417	132,785
Current liabilities	1,210	297,762	100,564
Non-current liabilities	336	54,821	12
Shareholders’ equity	12,191	164,856	122,451
Number of shares or units held	29,995	5,078,888	169,860,500
% of capital held	50	33	50

	09/30/2017
	União Vopak	RPR	ConectCar
Net revenue from sales and services	12,240	1,112,841	20,578
Costs, operating expenses and income	(8,400)	(1,003,713)	(65,495)
Net financial income and income and social contribution taxes	(1,168)	(30,458)	16,596
Net income (loss)	2,672	78,670	(28,321)
Number of shares or units held	29,995	5,078,888	161,860,500
% of capital held	50	33	50

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Associates (Consolidated)

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the Mauá petrochemical complex.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”) holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in manufacturing, marketing, and processing of chemicals. The operations of this associate are currently suspended.

Subsidiary Cia. Ultragaz holds an interest in Metalúrgica Plus S.A., which is primarily engaged in the manufacture and trading of LPG containers. The operations of this associate are currently suspended.

Subsidiary IPP holds an interest in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of this associate are currently suspended.

The investment of subsidiary Oxiteno S.A. in the associate Oxicap is accounted for under the equity method of accounting based on its financial information as of August 31, 2018, while the other associates are valued based on the interim financial information as of September 30, 2018.

Balances and changes in associates are as follows:

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.	Total
Balance as of December 31, 2017	6,348	14,458	3,618	340	577	25,341
Capital reduction	(1,250)	—	—	—	—	(1,250)
Dividends	(839)	—	—	—	(206)	(1,045)
Share of profit (loss) of associates	881	979	(27)	(88)	109	1,854

Balance as of September 30, 2018	5,140	15,437	3,591	252	480	24,900

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.	Total
Balance as of December 31, 2016	6,001	12,981	3,678	71	—	22,731
Dividends	(576)	—	—	—	(399)	(975)
Share of profit (loss) of associates	898	1,067	(11)	(98)	961	2,817

Balance as of September 30, 2017	6,323	14,048	3,667	(27)	562	24,573

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the full amounts of balance sheets and income statements of associates:

	09/30/2018
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	6,096	41,449	54	37	53
Non-current assets	15,559	81,531	10,238	1,046	2,790
Current liabilities	766	8,371	1	21	25
Non-current liabilities	332	8,694	3,109	302	1,375
Shareholders’ equity	20,557	105,915	7,182	760	1,443
Net revenue from sales and services	7,910	42,269	—	—	—
Costs, operating expenses and income	(4,068)	(32,211)	(71)	(239)	346
Net financial income and income and social contribution taxes	(196)	(3,567)	17	(22)	(18)
Net income (loss)	3,646	6,491	(54)	(261)	328
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

	12/31/2017
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	11,218	45,061	67	175	505
Non-current assets	16,464	74,621	10,278	1,695	2,821
Current liabilities	1,960	12,338	—	422	93
Non-current liabilities	332	7,920	3,110	427	1,500
Shareholders’ equity	25,390	99,424	7,235	1,021	1,733
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

	09/30/2017
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Net revenue from sales and services	7,866	39,365	—	—	—
Costs, operating expenses and income	(4,261)	(31,599)	(58)	(216)	586
Net financial income and income and social contribution taxes	11	(687)	36	(34)	19
Net income (loss)	3,616	7,079	(22)	(250)	605
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

13.	Property, Plant, and Equipment (Consolidated)

Balances and changes in property, plant, and equipment are as follows:

	Weighted average useful life (years)	Balance on 12/31/2017	Reclassifications and adjustments	Balance on 12/31/2017 - Restated	Additions	Depreciation	Transfer	Write- offs and disposals	Effect of foreign currency exchange rate variation	Temporary fair value Chevron (i)	Opening balance TEAS (ii)	Balance on 09/30/2018

Cost:
Land	—	579,174	—	579,174	3,994	—	2,018	(899)	(569)	(2,532)	33,115	614,301
Buildings	30	1,639,867	—	1,639,867	5,246	—	56,328	(2,821)	(5,197)	(1,997)	18,067	1,709,493
Leasehold improvements	8	912,555	—	912,555	5,626	—	78,803	(7,952)	72	—	—	989,104
Machinery and equipment	13	4,721,931	—	4,721,931	83,546	—	162,061	(1,087)	(250,879)	—	60,308	4,775,880
Automotive fuel/lubricant distribution equipment and facilities	14	2,721,075	—	2,721,075	73,600	—	85,327	(27,767)	—	8,447	—	2,860,682
LPG tanks and bottles	7	643,697	49,158	692,855	69,439	—	2,552	(21,791)	—	—	—	743,055
Vehicles	6	287,295	—	287,295	21,496	—	10,174	(19,681)	(1,763)	—	—	297,521
Furniture and utensils	8	266,494	—	266,494	11,520	—	3,264	(583)	(10,004)	(584)	45	270,152
Construction in progress	—	929,000	—	929,000	577,562	—	(301,740)	(580)	112,317	—	—	1,316,559
Advances to suppliers	—	112,167	—	112,167	2,277	—	(102,500)	—	(4,163)	—	—	7,781
Imports in progress	—	786	—	786	614	—	(1,360)	—	2	—	—	42
IT equipment	5	353,022	—	353,022	19,287	—	6,115	(1,596)	1,519	(36)	6	378,317

		13,167,063	49,158	13,216,221	874,207	—	1,042	(84,757)	(158,665)	3,298	111,541	13,962,887

Accumulated depreciation:
Buildings		(724,408)	—	(724,408)	—	(39,750)	10,064	2,605	25,025	—	(4,434)	(730,898)
Leasehold improvements		(475,651)	—	(475,651)	—	(61,027)	(4,591)	3,145	(11)	—	—	(538,135)
Machinery and equipment		(2,980,166)	—	(2,980,166)	—	(199,956)	1,143	516	284,066	—	(10,229)	(2,904,626)
Automotive fuel/lubricant distribution equipment and facilities		(1,545,806)	—	(1,545,806)	—	(118,788)	(7,232)	25,207	—	—	—	(1,646,619)
LPG tanks and bottles		(305,965)	(22,418)	(328,383)	—	(68,919)	(2,347)	12,514	—	—	—	(387,135)
Vehicles		(112,200)	—	(112,200)	—	(21,432)	496	12,299	1,888	—	—	(118,949)
Furniture and utensils		(148,575)	—	(148,575)	—	(13,561)	(292)	411	11,145	—	(20)	(150,892)
IT equipment		(260,859)	—	(260,859)	—	(22,376)	2,701	1,505	(1,328)	—	(6)	(280,363)

		(6,553,630)	(22,418)	(6,576,048)	—	(545,809)	(58)	58,202	320,785	—	(14,689)	(6,757,617)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance on 12/31/2017	Reclassifications and adjustments	Balance on 12/31/2017 - Restated	Additions	Depreciation	Transfer	Write- offs and disposals	Effect of foreign currency exchange rate variation	Temporary fair value Chevron (i)	Opening balance TEAS (*)	Balance on 09/30/2018

Provision for losses:
Advances to suppliers		(83)	—	(83)	—	—	—	—	—	—	—	(83)
Buildings		—	—	—	(272) (*)	—	—	—	—	—	—	(272)
Land		(104)	—	(104)	(598) (*)	—	—	—	—	—	—	(702)
Leasehold improvements		(564)	—	(564)	(3,333)	—	—	—	(111)	—	—	(4,008)
Machinery and equipment		(4,724)	—	(4,724)	(1,178) (*)	—	—	—	(374)	—	—	(6,276)
Automotive fuel/lubricant distribution equipment and facilities		(169)	—	(169)	—	—	—	3	—	—	—	(166)
Construction in progress		—	—	—	(83) (*)	—	—	—	—	—	—	(83)
Furniture and utensils		(1)	—	(1)	(68) (*)	—	—	—	—	—	—	(69)

		(5,645)	—	(5,645)	(5,532)	—	—	3	(485)	—	—	(11,659)

Net amount		6,607,788	26,740	6,634,528	868,675	(545,809)	984	(26,552)	161,635	3,298	96,852	7,193,611

(i)	See Note 3.c.
(ii)	See Note 3.d.
(*)	Refers to the impairment for subsidiary Oxiteno Andina (see Note 2.s.1.ii).

Construction in progress relates substantially to expansions, renovations, construction and upgrade of industrial facilities, terminals, stores, service stations and distribution bases.

Advances to suppliers is related, basically, to manufacturing of assets for expansion of plants, terminals, stores, bases, and acquisition of real estate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

14.	Intangible Assets (Consolidated)

Balances and changes in intangible assets are as follows:

	Weighted average useful life (years)	Balance on 12/31/2017	IFRS 15 adoption	Balance on 12/31/2017 - Restated	Additions	Amortization	Transfer	Write- offs and disposals	Effect of foreign currency exchange rate variation	Temporary fair value Chevron (i)	Opening balance TEAS (ii)	Balance on 09/30/2018

Cost:
Goodwill (i)	—	1,578,157	—	1,578,157	—	—	—	—	—	(38,409)	797	1,540,545
Software (ii)	5	853,079	—	853,079	178,240	—	(1,500)	(788)	3,878	—	49	1,032,958
Technology (iii)	5	32,617	—	32,617	—	—	—	—	—	—	—	32,617
Commercial property rights (iv)	10	55,069	—	55,069	6,997	—	—	(1,512)	—	—	—	60,554
Distribution rights	6	4,273,379	(4,145,189)	128,190	690	—	(350)	—	(19)	10,360	—	138,871
Brands (v)	—	113,543	—	113,543	—	—	—	—	8,628	—	—	122,171
Trademark rights (v)	24	—	—	—	—	—	—	—	—	101,125	—	101,125
Others (vi)	10	40,514	—	40,514	463	—	—	—	1,355	—	—	42,332

		6,946,358	(4,145,189)	2,801,169	186,390	—	(1,850)	(2,300)	13,842	73,076	846	3,071,173

Accumulated amortization:
Software		(456,799)	—	(456,799)	—	(57,077)	59	18	(2,158)	—	(49)	(516,006)
Technology		(32,541)	—	(32,541)	—	(54)	—	—	—	—	—	(32,595)
Commercial property rights		(21,292)	—	(21,292)	—	(3,490)	—	1,437	—	—	—	(23,345)
Distribution rights		(2,677,057)	2,580,354	(96,703)	—	(7,719)	125	—	—	—	—	(104,297)
Trademark rights		—	—	—	—	(3,160)	—	—	—	—	—	(3,160)
Others		(31,196)	—	(31,196)	—	(1,509)	—	—	(9)	—	—	(32,714)

		(3,218,885)	2,580,354	(638,531)	—	(73,009)	184	1,455	(2,167)	—	(49)	(712,117)

Provision for losses:
Software		—	—	—	(1) (*)	—	—	—	—	—	—	(1)

Net amount		3,727,473	(1,564,835)	2,162,638	186,389	(73,009)	(1,666)	(845)	11,675	73,076	797	2,359,055

(i)	See Note 3.c.
(ii)	See Note 3.d.
(*)	Refers to the impairment for subsidiary Oxiteno Andina (see Note 2.s.1.ii).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

i) The balance of the goodwill is tested annually for impairment and presents the following balances:

	Segment	09/30/2018	12/31/2017
Goodwill on the acquisition of:
Extrafarma	Extrafarma	661,553	661,553
Ipiranga (1)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
CBLSA (2)	Ipiranga	85,264	123,673
Oxiteno Uruguay	Oxiteno	44,856	44,856
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
TEAS (3)	Ultracargo	797	—
Others	Oxiteno	583	583

		1,540,545	1,578,157

(1)	Including R$ 246,163 in the parent.
(2)	See Note 3.c.
(3)	See Note 3.d.

On December 31, 2017, the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections and future cash flows are based on the Company’s business plan of its operating segments, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related. The main key-assumptions used by the Company to calculate the value in use are described below:

Period of evaluation: the evaluation of the value in use is calculated for a period of 5 years (except the Extrafarma segment), after which we calculate the perpetuity, considering the possibility of carrying the business on indefinitely. For the Extrafarma segment, a period of 10 years was used due to its expansion plan and a four-year period to maturity of new stores were considered.

Discount and real growth rates: on December 31, 2017, the discount and real growth rates used to extrapolate the projections ranged from 9.6% to 12.7% and from 0% to 1% p.a., respectively, depending on the CGU analyzed. For the subsidiary Oxiteno Andina, due to the macroeconomic scenario in Venezuela, the discount rate used was 803.8%.

Revenue from sales and services, costs and expenses, and gross margin: for 2018, the budget prepared by management and approved by the Board of Directors was considered. In subsequent periods, the Company considers the forecast of the general inflation or price index predicted in the contracts.

Opening of new commercial points (investments): for 2018, the budget prepared by the management and approved by the Board of Directors was considered. In subsequent periods, the Company considers the expansion plans of each business unit, which also considers the commercial establishments closed in the previously years.

The goodwill impairment tests and net assets of the Company and its subsidiaries did not result in the recognition of impairment for the year ended December 31, 2017. The Company assessed a sensitivity analysis of discount and growth rate of perpetuity, due to their significant impact on cash flows and value in use. An increase of 0.5 percentage points in the discount rate or a decrease of 0.5 percentage points in the growth rate of the perpetuity of the cash flow of each business segment would not result in the recognition of impairment.

ii) Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information, and other systems.

iii) The subsidiaries Oxiteno S.A., Oxiteno Nordeste and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”) recognize as technology certain rights of use held by them. Such licenses include the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

iv) Commercial property rights include those described below:

•

Subsidiary Tequimar has an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows it to explore the area in which the Aratu Terminal is located for 20 years, renewable for a similar period. The price paid by Tequimar was R$ 12,000, which is being amortized from August 2002 to July 2042.

•

Subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for a similar period, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized from August 2005 to December 2022.

•

Subsidiary Extrafarma pays key money to obtain certain commercial establishments to open drugstores which is stated at the cost of acquisition, amortized using the straight-line method, considering the lease contract terms. In the case of the closedown of stores, the residual amount is written off.

v) Brands are represented by the acquisition cost of the ‘am/pm’ brand in Brazil and of the Extrafarma brand and Chevron and Texaco trademark rights.

vi) Other intangibles refer mainly to the loyalty program “Clube Extrafarma”.

The amortization expenses were recognized in the interim financial information as shown below:

	09/30/2018	09/30/2017
		Restated
Inventories and cost of products and services sold	12,133	8,738
Selling and marketing	6,966	10,015
General and administrative	53,910	40,468

	73,009	59,221

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

15.	Loans, Debentures, and Finance Leases (Consolidated)

a.	Composition

Description	09/30/2018	12/31/2017	Index/Currency	Weighted average financial charges 09/30/2018 –% p.a.	Maturity
Foreign currency – denominated loans:
Notes in the foreign market (b) (*)	3,025,738	2,454,142	US$	+5.3	2026
Foreign loan (c.1) (*)	941,377	788,794	US$ + LIBOR (i)	+1.0	2018 to 2023
Foreign loan (c.1) (*)	757,465	259,015	US$	+3.9	2021 to 2023
Financial institutions (e)	644,083	330,755	US$ + LIBOR (i)	+2.1	2019 to 2023
Foreign loan (c.2 and c.3)	362,521	298,927	US$ + LIBOR (i)	+2.0	2018 to 2020
Financial institutions (e)	132,065	106,745	US$	+2.9	2019 to 2022
Advances on foreign exchange contracts	112,876	44,515	US$	+3.1	< 82 days
Foreign currency advances delivered	38,108	26,080	US$	+3.0	< 70 days
Financial institutions (e)	34,972	27,048	MX$ (ii)	+9.0	2018
Financial institutions (e)	17,171	3,382	MX$ + TIIE (ii)	+1.5	2019
BNDES (d)	3,301	4,460	US$	+6.5	2018 to 2020
Financial institutions (e)	—	593	Bs$ (vii)

Total foreign currency	6,069,677	4,344,456

Brazilian Reais – denominated loans:
Debentures—Ipiranga (g.1, g.2,and g.4)	2,838,168	2,836,741	CDI	105.8	2018 to 2022
Banco do Brasil – floating rate (f)	2,590,652	2,794,272	CDI	107.3	2019 to 2022
Debentures – 5th and 6th issuance (g.6 and g.7)	1,728,735	817,654	CDI	105.3	2023
Debentures – CRA (g.3 and g.5)	1,404,842	1,380,852	CDI	95.0	2022
Debentures – CRA (g.3 and g.5) (*)	541,282	554,402	IPCA	+4.6	2024
BNDES (d)	170,879	206,423	TJLP (iii)	+2.4	2018 to 2023
BNDES (d)	56,299	69,422	SELIC (vi)	+2.3	2018 to 2023
FINEP	56,198	32,682	TJLP (iii)	+1.5	2018 to 2023
Finance leases (i)	46,716	48,515	IGP-M (v)	+5.6	2018 to 2031
FINEP	25,814	35,611	R$	+4.0	2018 to 2021
Banco do Nordeste do Brasil	17,206	28,136	R$	+8.5	2018 to 2021
BNDES (d)	16,998	26,270	R$	+6.0	2018 to 2022
FINAME	36	56	TJLP (iii)	+5.7	2018 to 2022
Export Credit Note – floating rate (h)	—	157,749	CDI
BNDES EXIM	—	62,754	TJLP (iii)
BNDES EXIM	—	30,850	SELIC (vi)

Total Brazilian Reais	9,493,825	9,082,389

Total foreign currency and Brazilian Reais	15,563,502	13,426,845
Currency and interest rate hedging instruments (**)	56,629	163,749

Total	15,620,131	13,590,594

Current	3,641,597	3,503,675
Non-current	11,978,534	10,086,919

(*)	These transactions were designated for hedge accounting (see Note 33 – Hedge Accounting).
(**)	Accumulated losses (see Note 33).

(i)	LIBOR = London Interbank Offered Rate.
(ii)	MX$ = Mexican Peso; TIIE = the Mexican interbank balance interest rate.
(iii)

TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On September 30, 2018, TJLP was fixed at 6.56% p.a.

(iv)

Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to promote the development of the industrial sector, managed by Banco do Nordeste do Brasil. On September 30, 2018, the FNE interest rate was 10% p.a. FNE grants a discount of 15% on the interest rate for timely payments.

(v)	IGP-M = General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation.
(vi)	SELIC = basic interest rate set by the Brazilian Central Bank.
(vii)	Bs$ = Bolívar.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The changes in loans, debentures and finance leases are shown below:

Balance as of December 31, 2017	13,426,845
New loans and debentures with cash effect	3,295,814
Interest accrued	652,916
Principal payment and financial leases	(2,303,062)
Interest payment	(514,957)
Monetary and exchange rate variation	1,002,430
Change in fair value	3,516

Balance as of September 30, 2018	15,563,502

The long-term consolidated debt had the following principal maturity schedule:

	09/30/2018	12/31/2017
From 1 to 2 years	993,618	1,826,907
From 2 to 3 years	1,577,016	894,640
From 3 to 4 years	2,367,534	1,302,450
From 4 to 5 years	3,455,830	3,016,406
More than 5 years	3,584,536	3,046,516

	11,978,534	10,086,919

As provided in IAS 39 (CPC 8 (R1)), the transaction costs and issuance premiums associated with debt issuance by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 15.j).

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 33).

b. Notes in the Foreign Market

On October 6, 2016, the subsidiary Ultrapar International S.A. (“Ultrapar International”) issued US$ 750 million in notes in the foreign market, maturing in October 2026, with interest rate of 5.25% p. a., paid semiannually. The issue price was 98.097% of the face value of the note. The notes were guaranteed by the Company and its subsidiary IPP. The Company has designated hedge relationships for this transaction (see Note 33 – Hedge accounting: cash flow hedge and net investment hedge in foreign entities).

As a result of the issuance of the notes in the foreign market, the Company and its subsidiaries are required to perform certain obligations, including:

•	Restriction on sale of all or substantially all assets of the Company and subsidiaries Ultrapar International and IPP.

•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the amount of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the levels of covenants required by this debt. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this nature and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c. Foreign Loans

1) The subsidiary IPP has foreign loans in the amount of US$ 415 million. IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charges, on average, to 103.9% of CDI (see Note 33). IPP designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are secured by the Company.

The foreign loans have the maturity distributed as follows:

Maturity	US$ (million)	Cost in % of CDI
Nov/18 (*)	80.0	101.4
Jun/21	100.0	105.0
Jul/21	60.0	101.8
Jul/23	50.0	104.9
Sep/23	60.0	105.0
Sep/23	65.0	104.8

Total / average cost	415.0	103.9(*)

(*)

In September 2018, the subsidiary IPP renegotiated this foreign loan changing its amount to US$ 60 million and its maturity to November 2023. After the renegotiation, the financial charges will be 104.5% of the CDI, considering the respective hedging instrument.

2) The subsidiary LPG International Inc. has a foreign loan in the amount of US$ 30 million with maturity in December 2018 and interest rate of LIBOR + 1.85% p.a., paid quarterly. The foreign loan is guaranteed by the Company and its subsidiary IPP.

During these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated interim financial information:

•

Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation, and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial ratio determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company complies with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

3) The subsidiary Global Petroleum Products Trading Corporation has a foreign loan in the amount of US$ 60 million with maturity on June 22, 2020 and interest of LIBOR + 2.0% p.a., paid quarterly. The Company, through the subsidiary Cia. Ultragaz, contracted hedging instruments subject to floating interest rates in dollar and exchange rate variation, changing the foreign loan charge to 105.9% of CDI. The foreign loan is guaranteed by the Company and its subsidiary Oxiteno Nordeste.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

d. BNDES

The subsidiaries have financing from BNDES for some of their investments and for working capital.

During the term of these agreements, the Company must maintain the following capitalization and current liquidity levels, as determined in the annual consolidated audited balance sheet:

•	Capitalization level: shareholders’ equity / total assets equal to or above 0.3; and

•	Current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company complies with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

e. Financial Institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno USA LLC (“Oxiteno USA”) and Oxiteno Uruguay have loans to finance investments and working capital.

The subsidiary Oxiteno USA has loans with bearing interest of LIBOR + 2.1% and maturity as shown below:

US$
Maturity	Millions
Aug/19	10.0
Feb/20	10.0
Aug/20	10.0
Sep/20	20.0
Feb/21	10.0
Mar/22	30.0
Oct/22	40.0
Mar/23	30.0

Total	160.0

The proceeds of this loan are being used in the working capital and to fund the construction of a new alkoxylation plant in the state of Texas.

f. Banco do Brasil

The subsidiary IPP has floating interest rate loans with Banco do Brasil to finance the marketing, processing, or manufacturing of agricultural goods (ethanol).

These loans mature, as follows (accrued interest until September 30, 2018):

Maturity
Feb/19	168,367
May/19	1,409,128
May/20	337,719
May/21	337,719
May/22	337,719

Total	2,590,652

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

g. Debentures

1)

In January 2014, the subsidiary IPP made its second issuance of public debentures, in a single series of 80,000 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	December 20, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

2)	In March 2015, the Company made its fifth issuance of debentures, in a single series of 80,000 simple, nonconvertible into shares, unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	March 16, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	108.25% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

The debentures were settled by the Company on the maturity date.

3)

In May 2016, the subsidiary IPP made its fourth issuance of public debentures, in one single series of 500 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit:	R$ 1,000,000.00
Final maturity:	May 25, 2021
Payment of the face value:	Annual as from May 2019
Interest:	105.0% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

4)

In April 2017, the subsidiary IPP carried out its fifth issuance of debentures, in two single series of 660,139 and 352,361, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Eco Consult – Consultoria de Operações Financeiras Agropecuárias Ltda. The proceeds from this issuance has been used exclusively for the purchase of ethanol.

The debentures were later assigned and transferred to Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	April 18, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

Face value unit:	R$ 1,000.00
Final maturity:	April 15, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.7%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 93.9% of CDI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

5)

In July 2017, the subsidiary IPP made its sixth issuance of public debentures, in one single series of 1,500,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	July 28, 2022
Payment of the face value:	Annual as from July 2021
Interest:	105.0% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

6)

In October 2017, the subsidiary IPP carried out its seventh issuance of debentures in the amount of R$ 944,077, in two single series of 730,384 and 213,693, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance has been used exclusively for the purchase of ethanol.

The debentures were later assigned and transferred to Vert Créditos Ltda., that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The financial settlement occurred on November 1, 2017. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	October 24, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Face value unit:	R$ 1,000.00
Final maturity:	October 24, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.33%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.3% of CDI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

7)

In March 2018, the Company made its sixth issuance of public debentures, in a single series of 1,725,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	March 5, 2023
Payment of the face value:	Lump sum at final maturity
Interest:	105.25% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

The debentures have maturity dates distributed as shown below (accrued interest until September 30, 2018).

Maturity
Dec/18	815,116
May/19	177,127
May/20	165,642
May/21	165,642
Apr/22	666,925
Jul/22	1,514,640
Oct/22	737,917
Mar/23	1,728,735
Apr/24	337,475
Oct/24	203,808

Total	6,513,027

h.     Export Credit Note

The export credit note contract of the subsidiary Oxiteno Nordeste, with maturity in May 2018, and floating rate of 101.5% of CDI, paid quarterly, was settled on the maturity date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

i. Finance Leases

The subsidiary Cia. Ultragaz has a finance lease contract related to LPG bottling facilities, maturing in April 2031.

The amounts of equipment and intangible assets, net of depreciation and amortization, and the amounts of the corresponding liabilities are shown below:

	09/30/2018	12/31/2017
Equipment and intangible assets, net of depreciation and amortization	14,107	15,732
Financing (present value)	46,716	48,515

Current	2,815	2,710
Non-current	43,901	45,805

The future disbursements (installments) assumed under these contracts are presented below:

	09/30/2018	12/31/2017
Up to 1 year	5,124	5,113
From 1 to 2 years	5,124	5,113
From 2 to 3 years	5,124	5,113
From 3 to 4 years	5,124	5,113
From 4 to 5 years	5,124	5,113
More than 5 years	38,853	42,611

Total	64,473	68,176

The above amounts include Services Tax (“ISS”) payable on the monthly installments, except for disbursements for the LPG bottling facilities.

j. Transaction Costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instruments and are recognized as an expense according to the effective interest rate method, as follows:

	Effective rate of transaction costs (% p.a.)	Balance on 12/31/2017	Incurred cost	Amortization	Balance on 09/30/2018
Debentures (g)	0.2	44,709	3,740	(7,137)	41,312
Notes in the foreign market (b)	0.0	15,298	—	(1,035)	14,263
Banco do Brasil (f)	0.2	8,065	—	(3,397)	4,668
Foreign loans (c)	0.1	1,213	—	(721)	492
Other	0.2	2,801	366	(365)	2,802

Total		72,086	4,106	(12,655)	63,537

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Debentures (g)	9,928	9,838	9,850	8,011	1,988	1,697	41,312
Notes in the foreign market (b)	1,444	1,525	1,610	1,700	1,795	6,189	14,263
Banco do Brasil (f)	3,377	648	441	202	—	—	4,668
Foreign loans (c)	306	186	—	—	—	—	492
Other	819	1,028	519	382	54	—	2,802

Total	15,874	13,225	12,420	10,295	3,837	7,886	63,537

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

k. Guarantees

The financings are guaranteed by collateral in the amount of R$ 69,019 as of September 30, 2018 (R$ 66,337 as of December 31, 2017) and by guarantees and promissory notes in the amount of R$ 11,045,120 as of September 30, 2018 (R$ 9,587,971 as of December 31, 2017).

The Company and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceedings in the amount of R$ 231,455 as of September 30, 2018 (R$ 237,537 as of December 31, 2017). In addition, the Company provides guarantees related to the supply of LPG by Petrobras up to the amount of R$ 45 million. As of September 30, 2018, the Company did not have guarantees related to raw materials imported by the subsidiary IPP(R$ 81,046 as of December 31, 2017).

Some subsidiaries of Oxiteno issue collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 3,214 as of September 30, 2018 (R$ 8,224 as of December 31, 2017), with maturities of up to 30 days. Until September 30, 2018, the subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals recognized in current liabilities as other payables is R$ 80 as of September 30, 2018 (R$ 205 as of December 31, 2017), which is recognized as profit or loss as customers settle their obligations with the financial institutions.

16.     Trade Payables (Consolidated)

	09/30/2018	12/31/2017
Domestic suppliers	1,830,966	1,973,668
Foreign suppliers	290,367	181,830

	2,121,333	2,155,498

Some Company’s subsidiaries acquire oil based fuels and LPG from Petrobras and its subsidiaries and ethylene from Braskem S.A. These suppliers control almost all of the markets for these products in Brazil.

17.     Salaries and Related Charges (Consolidated)

	09/30/2018	12/31/2017
Provisions on salaries	241,271	179,120
Profit sharing, bonus and premium	116,195	125,006
Social charges	50,487	64,524
Others	13,311	19,468

	421,264	388,118

18.     Taxes Payable (Consolidated)

	09/30/2018	12/31/2017
		Restated
ICMS	169,503	128,571
PIS and COFINS	23,097	25,319
PERT (*)	1,832	19,584
Value-Added Tax (IVA) of foreign subsidiaries	20,954	17,992
ISS	18,141	11,211
Others	20,145	18,852

	253,672	221,529

(*)	Refers to federal tax debits of the subsidiary IPP that were included in the Special Program of Tax Regularization (PERT).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

19.     Employee Benefits and Private Pension Plan (Consolidated)

a. ULTRAPREV- Associaçăo de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev—Associação de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective accumulated fund over a period of 5 to 25 years. The sponsoring company does not take responsibility for guaranteeing amounts or the duration of the benefits received by the retired employee. For the nine-month period ended September 30, 2018, the subsidiaries contributed R$ 18,262 (R$ 18,553 for the nine-month period ended September 30, 2017) to Ultraprev, which is recognized as expense in the income statement. The total number of participating employees as of September 30, 2018 was 8,049 active participants and 271 retired participants. In addition, Ultraprev had 26 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b. Post-employment Benefits

The subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and reviewed by management as of December 31, 2017 and are recognized in the interim financial information in accordance with IAS 19 R2011 (CPC 33 R2).

	09/30/2018	12/31/2017
Health and dental care plan (1)	105,430	99,767
FGTS Penalty	85,409	81,831
Bonus	42,557	40,254
Life insurance (1)	16,706	15,671

Total	250,102	237,523

Current	28,619	30,059
Non-current	221,483	207,464

(1)	Only IPP, IpiLubs and CBLSA.

20.     Provision for Asset Retirement Obligation – Fuel Tanks (Consolidated)

The provision corresponds to the legal obligation to remove the subsidiary IPP’s underground fuel tanks located at Ipiranga-branded service stations after a certain use period (see Note 2.n).

Changes in the provision for asset retirement obligation are as follows:

Balance as of December 31, 2017	64,774
Additions (new tanks)	238
Expense with tanks removed	(10,462)
Accretion expense	1,971

Balance as of September 30, 2018	56,521

Current	4,411
Non-current	52,110

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

21.     Provisions, Contingencies and Commitments (Consolidated)

a. Provisions for tax, civil, and labor risks

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor disputes at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by Management based on the opinion of the Company’s legal department and its external legal advisors.

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance on 12/31/2017	Additions	Write-offs	Monetary restatement	Balance on 09/30/2018
IRPJ and CSLL (a.1.1)	515,829	—	—	12,490	528,319
PIS and COFINS (a.1.2)	34,927	—	(5,831)	676	29,772
ICMS	111,784	1,470	(3,070)	314	110,498
Civil, environmental and regulatory claims (a.2.1)	89,296	7,067	(5,059)	37	91,341
Labor litigation (a.3.1)	82,425	18,658	(9,491)	1,348	92,940
IPI	78,067	—	—	—	78,067
Others	13,468	827	(347)	752	14,700

Total	925,796	28,022	(23,798)	15,617	945,637

Current	64,550				70,373
Non-current	861,246				875,264

Some of the provisions above involve, in whole or in part, escrow deposits.

Balances of escrow deposits are as follows:

	09/30/2018	12/31/2017
Tax matters	709,627	659,062
Labor litigation	71,202	71,074
Civil and other	87,411	92,524

Total – non-current assets	868,240	822,660

a.1) Provisions for Tax Matters and Social Security

a.1.1) On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the RFB, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits which amounted to R$ 496,173 as of September 30, 2018 (R$ 483,485 as of December 31, 2017). On July 18, 2014, a second instance unfavorable decision was published and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision, the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014, and the subsidiaries appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts (STJ and STF) whose final trial are pending.

a.1.2) The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia. Ultragaz, Tequimar, Tropical Transportes Ipiranga Ltda., Empresa Carioca de Produtos Químicos S.A. (“EMCA”), IPP and Extrafarma filed for a preliminary injunction seeking the deduction of ICMS from their PIS and COFINS tax bases. On March 15, 2017, in a decision with general repercussion, the Federal Supreme Court (STF) decided that the ICMS does not make up the calculation of PIS and COFINS tax bases. Therefore, supported by its legal advisors, on May 31, 2017, Oxiteno Nordeste and IPP reversed the provision in the amount of R$ 109,463.

The Company emphasizes that it is possible for the STF to restrict the effects of the judgment or to decide that the effectiveness will be reached after its final decision or other time that may be fixed. Despite the favorable context, until there is effective final decision, the causes may be reassessed, which could result in the recognition of new provisions in the future, except for Oxiteno S.A., that obtained a favorable final decision and is assessing amounts and evaluating the possibility of constituting a possible contingent asset.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

a.2) Provisions for Civil, Environmental and Regulatory Claims

a.2.1) The Company and its subsidiaries maintained provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental and regulatory issues in the amount of R$ 91,341 as of September 30, 2018 (R$ 89,296 as of December 31, 2017).

a.3) Provisions for Labor Matters

a.3.1) The Company and its subsidiaries maintained provisions of R$ 92,940 as of September 30, 2018 (R$ 82,425 as of December 31, 2017) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

b. Contingent Liabilities (Possible)

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor claims whose loss prognosis is assessed as possible (proceedings whose chance of loss is 50% or less). by the Company’s legal departments based on the opinion of its external legal advisors and, based on this assessment, these claims were not recognized in the interim financial information. The estimated amount of this contingency is R$ 2,781,606 as of September 30, 2018 (R$ 2,576,583 as of December 31, 2017).

b.1) Contingent Liabilities for Tax Matters and Social Security

The Company and its subsidiaries have contingent liabilities for tax matters and social security in the amount of R$ 1,880,572 as of September 30, 2018 (R$ 1,709,435 as of December 31, 2017), mainly represented by:

b.1.1) The subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$ 167,034 as of September 30, 2018 (R$ 166,003 as of December 31, 2017).

b.1.2) The subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved in these proceedings, was R$ 758,638 as of September 30, 2018 (R$ 618,774 as of December 31, 2017). Such proceedings arise mostly of the disregard of ICMS credits amounting to R$ 366,390 as of September 30, 2018 (R$ 307,255 as of December 31, 2017), of which R$ 173,905 (R$ 121,891 as of December 31, 2017) refer to proportional reversal requirement of ICMS credits related to the acquisition of hydrated alcohol; of alleged non-payment in the amount of R$ 124,445 (R$ 113,999 as of December 31, 2017); and inventory differences in the amount of R$ 181,459 (R$ 149,171 as of December 31, 2017) related to the leftovers or faults due to temperature changes or product handling.

b.1.3) The Company and its subsidiaries are parties to administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total amount is R$ 660,414 as of September 30, 2018 (R$ 645,868 as of December 31, 2017), mainly represented by:

b.1.3.1) The subsidiary IPP received a tax assessment related to the IRPJ and CSLL resulting from the supposedly undue amortization of the goodwill paid on acquisition of a subsidiary, in the amount of R$ 192,108 as of September 30, 2018 (R$ 187,027 as of December 31, 2017), which includes the amount of the income taxes, interest and penalty. Management assessed the likelihood of the tax assessment, supported by the opinion of its legal advisors, as “possible”, and therefore did not recognize a provision for this contingent liability.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.2) Contingent Liabilities for Civil, Environmental and Regulatory Claims

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 628,622, totaling 3,192 lawsuits as of September 30, 2018 (R$ 593,437, totaling 2,783 lawsuits as of December 31, 2017), mainly represented by:

b.2.1) The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz and imposed a penalty of R$ 32,821 as of September 30, 2018 (R$ 32,315 as of December 31, 2017). The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed.

b.2.2) In 2016, the subsidiary Cia. Ultragaz became party to two administrative proceedings filed by CADE, related to allegations of anti-competitive practices: i) one of the proceedings relate to practices in the State of Paraíba and other Northeast States, in which the subsidiary Bahiana is part along with Cia. Ultragaz. On this proceeding, Cia. Ultragaz and Bahiana signed a Cessation Commitment Agreement (TCC) with CADE, approved on November 22, 2017, in the amount of R$ 95,987, to be paid in 8 (eight) equal installments updated semiannually by SELIC, with maturity of the first one in 180 (one hundred and eighty) days from the date of publication of the approval. Three employees and one former employee signed TCC in the total amount of R$ 1,100. With the TCC, the administrative proceeding will be suspended in relation to the Cia. Ultragaz and Bahiana until final decision; ii) the second proceeding relate to practices in the Federal District and around, in which only Cia. Ultragaz is part. On this proceeding, Cia. Ultragaz signed a TCC with CADE, approved on September 6, 2017, in the amount of R$ 2,154, to be paid in a single installment, with maturity in 180 (one hundred and eighty) days from the date of publication of the approval. Two former employees signed TCC in the amount of R$ 50 each. With the TCC, the administrative proceeding will be suspended in relation to the Cia. Ultragaz until final decision.

b.2.3) The subsidiary IPP became party to two administrative proceedings filed by CADE, related to allegations of anti-competitive practices in the city of Joinville, State of Santa Catarina and around the city of Belo Horizonte, State of Minas Gerais. As of September 30, 2018, as a result of these administrative proceedings, no fine had been imposed to the subsidiary. Supported by the opinion of external legal counsel that classified the probability of loss as “remote”, Management did not recognize a provision for this contingency as of September 30, 2018.

b.2.4) On November 29, 2016, a technical opinion was issued by the Operational Support Center for Execution (Centro de Apoio Operacional à Execução—CAEX), a technical body linked to the São Paulo State Public Prosecutor (“MPE”), presenting a proposal of compensation for the alleged environmental damages caused by the fire on April 2nd, 2015 at the Santos Terminal of the subsidiary Tequimar. This technical opinion is non-binding, with no condemnatory or sanctioning nature, and will still be evaluated by the authorities and parties. The subsidiary disagrees with the methodology and the assumptions adopted in the proposal and is negotiating an agreement with the MPE and the Brazilian Federal Public Prosecutor (“MPF”), and currently there is no civil lawsuit filed on the matter. The negotiations relate to in natura repair of the any damages. When the negotiations with the MPE and MPF are concluded, the payments related to the project costs may affect the Company’s interim financial information, in addition to the amounts already recognized. In the criminal sphere, the MPF denounced the subsidiary Tequimar, which was summoned and replied to the complaint on June 19, 2018. In addition, as of September 30, 2018, there are contingent liabilities not recognized related to lawsuits and extrajudicial lawsuits in the amount of R$ 68,186 and R$ 3,426 (R$ 88,075 and R$ 25,852 as of December 31, 2017), respectively. For more information, see Note 22.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.3) Contingent Liabilities for Labor Matters

The Company and its subsidiaries have contingent liabilities for labor matters in the amount of R$ 272,412, totaling 1,743 lawsuits as of September 30, 2018 (R$ 273,711, totaling 1,899 lawsuits as of December 31, 2017), mainly represented by:

b.3.1) In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed separate lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. The decisions rendered on the individual claims which were favorable to the subsidiaries Oxiteno Nordeste and EMCA are final and unappealable. The collective labor dispute remains pending trial by STF. In 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica and reported the fact in the collective labor dispute. In October 2015, Sindiquímica filed enforcement lawsuits against all Camaçari Petrochemical Complex companies that have not yet made settlements, including Oxiteno Nordeste and EMCA. The decisions of 1st instance were favorable to the companies, which are waiting for judgment of the Regional Labor Court of the 5th Region. In addition to collective actions, individual claims containing the same object have been filed.

c. Lubricants operation between IPP and Chevron

In the process of transaction of the lubricants operation in Brazil between Chevron and subsidiary IPP (see Note 3.c), it was agreed that each shareholder is responsible for any claims arising out of acts, facts or omissions prior to the transaction. The liability provisions of the Chevron shareholder in the amount of R$ 3,554 are reflected in the consolidation of these interim financial information (R$ 3,452 as of December 31, 2017), as well as the contingent liabilities identified in the date of acquisition, whose provision amount of R$ 198,900 was recognized as a business combination on December 1, 2017. The amounts of provisions of Chevron’s liability recognized in the business combination will be reimbursed to subsidiary CBLSA in the event of losses and an indemnity asset was hereby constituted in the same amount, without the need to establish a provision for uncollectible amounts.

22.     Trade payables – customers’ indemnification

In April 2015, a fire occurred in six ethanol and gasoline tanks operated by Ultracargo in Santos, which represented 4% of the subsidiary’s overall capacity as of December 31, 2014. The Civil and Federal Police investigated the accident and its impacts, and concluded that it is not possible to determine the cause of the accident and neither to individualize active or passive conduct related to the cause, and there was no criminal charge against either individual or the subsidiary, by both authorities. Notwithstanding that, the Brazilian Federal Public Prosecutor denounced the subsidiary Tequimar in the criminal sphere, which was summoned and replied to the complaint on June 19, 2018.

In June 2017, the licensing required for the return to operation of 67.5 thousands cubic meters from the total of 150 thousands cubic meters affected by the fire was obtained. The remaining tanks continue to be paralyzed and in the process of recovery for subsequent licensing and start of operation.

The remaining balance of customers and third parties’ indemnification is shown below:

Balance on December 31, 2017	72,216
Additions	19,368
Write-offs	(23,597)
Payments	(64,486)

Balance on September 30, 2018	3,501

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

23.     Deferred Revenue (Consolidated)

The Company’s subsidiaries have recognized the following deferred revenue:

	09/30/2018	12/31/2017
‘am/pm’ and Jet Oil franchising upfront fee	19,521	19,537
Loyalty program “Km de Vantagens”	11,828	9,134
Loyalty program “Clube Extrafarma”	1,349	2,638

	32,698	31,309

Current	20,102	18,413
Non-current	12,596	12,896

Loyalty Programs

Subsidiary Ipiranga has a loyalty program called Km de Vantagens (www.kmdevantagens.com.br) under which registered customers are rewarded with points when they buy products at Ipiranga service stations or at its partners. The customers may exchange these points, during the period of one year, for discounts on products and services offered by Ipiranga and its partners. Points received by Ipiranga’s customers that may be used with the partner Multiplus Fidelidade and for discounts of fuel in Ipiranga’s website (www.postoipiranganaweb.com.br) and discounted from sales revenue.

Subsidiary Extrafarma has a loyalty program called Clube Extrafarma (www.clubeextrafarma.com.br) under which registered customers are rewarded with points when they buy products at its drugstore chain. The customers may exchange these points, during the period of six months, for discounts in products at its drugstore chain, recharge credit on a mobile phone, and prizes offered by partners Multiplus Fidelidade and Ipiranga, through Km de Vantagens. Points received by Extrafarma’s customers are discounted from sales revenue.

Deferred revenue is estimated based on the fair value of the points granted, considering the value of the prizes and the expected redemption of points.

Franchising Upfront Fee

am/pm is the convenience stores chain of the Ipiranga service stations. Ipiranga ended September 30, 2018 with 2,468 stores (2,414 stores as of December 31, 2017). Jet Oil is Ipiranga’s lubricant-changing and automotive service specialized network. Ipiranga ended September 30, 2018 with 1,765 stores (1,735 stores as of December 31, 2017).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

24.     Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification were issued, corresponding to up to 3,205,622 shares of the Company. The subscription warrants – indemnification may be exercised beginning 2020 by the former shareholders of Extrafarma and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends until that date. As of September 30, 2018, the subscription warrants – indemnification were represented by 2,032,011 shares and amounted to R$ 73,317 (as of December 31, 2017, they were represented by 2,415,848 and totaled R$ 171,459). Due to the final adverse decision of some of these lawsuits, on September 30, 2018, the maximum number of shares that could be issued related to the subscription warrants – indemnification was up to 2,992,010 (3,035,499 shares as of December 31, 2017). For further information on Extrafarma’s acquisition, see Note 3.a to the Financial Statements of the Company filed with the CVM on February 17, 2016.

25.     Shareholders’ Equity

a. Share Capital

The Company is a publicly traded company listed on B3 in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (NYSE) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”. On September 30, 2018, the subscribed and paid-in capital stock consists of 556,405,096 common shares with no par value and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The price of the shares issued by the Company as of September 30, 2018, on B3 was R$ 37.33.

As of September 30, 2018, the Company is authorized to increase capital up to the limit of 800,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors.

As of September 30, 2018, there were 31,971,260 common shares outstanding abroad in the form of ADRs (28,935,260 shares as of December 31, 2017).

b. Equity instrument granted

On April 19, 2017, a new share-based incentive plan was approved, which establishes the general terms and conditions for the concession of common shares issued by the Company held in treasury (see Note 8.c).

c. Treasury Shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10, issued on February 14, 1980 and 268, issued on November 13, 1997.

As of September 30, 2018, 13,311,355 common shares (13,041,356 shares as of December 31, 2017) were held in the Company’s treasury, acquired at an average cost of R$ 36.38 per share (R$ 36.98 as of December 31, 2017).

d. Capital Reserve

The capital reserve reflects the gain on the transfer of shares at market price used in the Deferred Stock Plan granted to executives of the subsidiaries of the Company, as mentioned in Note 8.c).

Because of Extrafarma’s association in 2014, the Company recognized an increase in the capital reserves in the amount of R$ 498,812, due to the difference between the value attributable to share capital and the market value of the Ultrapar shares on the date of issue, deducted by R$ 2,260 related to the incurred costs directly attributable to issuing new shares. For further information about the Extrafarma acquisition, see Note 3.a. to the Financial Statements of the Company filed with the CVM on February 17, 2016.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

e. Revaluation Reserve

The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

f. Profit Reserves

Legal Reserve

Under Brazilian Corporate Law, the Company is required to appropriate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

Retention of Profits

Reserve recognized in previous fiscal years and used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments, in accordance with Article 196 of Brazilian Corporate Law.

Investments Reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 55.c) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made. As provided in its Bylaws, the Company may allocate up to 45% of net income to the investments reserve, up to the limit of 100% of the share capital.

The investments reserve is free of distribution restrictions and totaled R$ 3,000,707 as of September 30, 2018.

g. Valuation Adjustments and Cumulative Translation Adjustments

Valuation Adjustments

(i)

Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in shareholders’ equity under the title “valuation adjustments”. Actuarial gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.

(ii)

Gains and losses on the hedging instruments of exchange rate related to firm commitment and highly probable transactions designated as cash flows hedges are recognized in shareholders’ equity as “valuation adjustments”. Gains and losses are reclassified to initial cost of non-financial assets.

(iii)

The differences between the fair value of financial investments measured at fair value through other comprehensive income and the initial amount of financial investments plus the interest earned and the foreign currency exchange variation are recognized in shareholders’ equity as valuation adjustments. Gains and losses are reclassified to income statements when the financial investment is settled.

(iv)

The Company recognizes in this item the effect of changes in the non-controlling interest in subsidiaries that do not result in loss of control. This amount corresponds to the difference between the amount by which the non-controlling interest was adjusted and the fair value of the consideration received or paid and represents a transaction with shareholders.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Cumulative Translation Adjustments

The change in exchange rates on assets, liabilities, and income of foreign subsidiaries that have (i) functional currency other than the presentation currency of the Company, (ii) an independent administration and (iii) notes in the foreign market (see Note 33—net investment hedge in foreign entities), is directly recognized in the shareholders’ equity. This accumulated effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

Balance and changes in valuation adjustments and cumulative translation adjustments of the Company are as follows:

	Valuation adjustments
	Fair value of cash flow hedging instruments	Fair value of financial instruments	Actuarial gains (losses) of post- employment benefits	Non-controlling shareholders interest change	Total	Cumulative translation adjustment
Balance on December 31, 2017	(27,364)	—	(15,181)	202,188	159,643	53,061
Translation of foreign subsidiaries, net of income tax	—	—	—	—	—	39,158
Changes in fair value of financial instruments	(399,192)	188	—	—	(399,004)	—
Income and social contribution taxes on fair value	135,168	—	—	—	135,168	—
Difference between the fair value of the consideration received or paid and the variation in the non-controlling shareholders interest	—	—	—	4,064	4,064	—
Actuarial losses of post-employment benefits	—	—	(299)	—	(299)	—

Balance on September 30, 2018	(291,388)	188	(15,480)	206,252	(100,428)	92,219

	Valuation adjustments
	Fair value of cash flow hedging instruments	Actuarial gains (losses) of post- employment benefits	Total	Cumulative translation adjustment
Balance on December 31, 2016	(26,883)	2,896	(23,987)	7,519
Translation of foreign subsidiaries, net of income tax	—	—	—	1,566
Changes in fair value of hedge instruments	76,343	—	76,343	—
Income and social contribution taxes on fair value	(25,646)	—	(25,646)	—
Actuarial losses of post-employment benefits	—	(24)	(24)	—

Balance on September 30, 2017	23,814	2,872	26,686	9,085

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

h. Dividends and Allocation of Net Income

The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in shareholders’ equity until the Shareholders approve them. The proposed dividends payable as of December 31, 2017 in the amount of R$ 489,027 (R$ 0.90 – ninety cents of Brazilian Real per share), were approved by the Board of Directors on February 21, 2018, and paid beginning March 12, 2018. On August 1, 2018, the Board of Directors approved the anticipation of dividends of 2018, in the amount of R$ 304,241 (R$ 0.56 – fifty six cents of Brazilian Real per share), paid as from August 20, 2018.

26.     Revenue from Sale and Services (Consolidated)

	09/30/2018	09/30/2017
		Restated
Gross revenue from sale	69,918,613	59,960,981
Gross revenue from services	549,203	517,529
Sales taxes	(2,080,293)	(1,566,506)
Discounts and sales returns	(875,289)	(688,423)
Amortization of contractual assets with customers (see Note 11)	(282,430)	(346,188)
Deferred revenue (see Note 23)	1,135	5,025

Net revenue from sales and services	67,230,939	57,882,418

27.     Expenses by Nature (Consolidated)

The Company presents its expenses by function in the consolidated income statement and presents below its expenses by nature:

	09/30/2018	09/30/2017
		Restated
Raw materials and materials for use and consumption	61,499,614	51,987,220
Personnel expenses	1,885,715	1,640,148
Freight and storage	927,502	842,116
Depreciation and amortization	602,286	517,032
Advertising and marketing	107,412	156,651
Services provided by third parties	248,608	257,780
Lease of real estate and equipment	185,190	143,978
Other expenses	363,694	360,653

Total	65,820,021	55,905,578

Classified as:
Cost of products and services sold	62,625,490	52,887,984
Selling and marketing	2,017,309	1,857,027
General and administrative	1,177,222	1,160,567

Total	65,820,021	55,905,578

Research and development expenses are recognized in the income statements and amounted to R$ 40,381 for the nine-month period ended September 30, 2018 (R$ 40,420 for the nine-month period ended September 30, 2017).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

28.     Gain (loss) on Disposal of Property, Plant and Equipment and Intangibles (Consolidated)

The gain or loss is determined as the difference between the selling price and residual book value of the investment, property, plant, and equipment, or intangible asset disposed of. For the nine-month period ended September 30, 2018, the loss was R$ 7,104 (loss of R$ 754 for the nine-month period ended September 30, 2017), represented primarily from disposal of property, plant, and equipment.

29.     Other Operating Income, Net (Consolidated)

	09/30/2018	09/30/2017
Commercial partnerships (1)	38,003	30,291
Merchandising (2)	23,847	13,107
Loyalty program (3)	15,406	16,367
Ultracargo – fire accident in Santos (4)	(3,529)	(36,002)
Reversal of provision – ICMS from PIS and COFINS tax bases (see Note 21.a.1.2)	—	49,152
Fine for unrealized acquisition (5)	(286,160)	—
Others	8,966	5,742

Other operating income, net	(203,467)	78,657

(1)	Refers to contracts with service providers and suppliers, which establish trade agreements for convenience stores and gas stations.
(2)	Refers to contracts with suppliers of convenience stores, which establish, among other agreements, promotional campaigns.
(3)	Refers to sales of “Km de Vantagens” to partners of the loyalty program. Revenue is recognized at the time that the partners transfer the points to their customers.
(4)	For more information about the fire accident in Ultracargo, see Notes 21.b.2.4 and 22.
(5)	For more information about the fine see Note 3.e.

30.     Financial Income (Expense)

	Parent		Consolidated
	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Financial income:
Interest on financial investments	77,220	78,011	242,980	373,776
Interest from customers	—	—	110,198	74,832
Changes in subscription warranty—indemnification (see Note 24)	94,329	—	94,329	—
Other financial income	—	—	2,122	2,657

	171,549	78,011	449,629	451,265

Financial expenses:
Interest on loans	—	—	(351,207)	(553,700)
Interest on debentures	(77,099)	(69,840)	(333,104)	(280,006)
Interest on finance leases	—	—	(2,040)	(4,327)
Bank charges, financial transactions tax, and other charges	(2,641)	(2,205)	(56,553)	(67,606)
Exchange variation, net of gains and losses with derivative instruments	—	—	53,379	70,502
Reversal of provision – ICMS from PIS and COFINS tax bases (see Note 21.a.1.2)	—	—	—	43,411
Changes in subscription warranty—indemnification (see Note 24)	—	(20,640)	—	(20,640)
Monetary restatement of provisions, net, and other financial expenses	—	589	9,706	6,248

	(79,740)	(92,096)	(679,819)	(806,118)

Financial income (expense)	91,809	(14,085)	(230,190)	(354,853)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

31.     Earnings per Share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a deferred stock plan and subscription warrants—indemnification, as mentioned in Notes 8.c and 24, respectively.

Basic Earnings per Share	09/30/2018	09/30/2017
		Restated
Net income for the year of the Company	642,778	1,132,758
Weighted average shares outstanding (in thousands)	542,047	541,774
Basic earnings per share –R$	1.1858	2.0908
Diluted Earnings per Share
Net income for the year of the Company	642,778	1,132,758
Weighted average shares outstanding (in thousands), including dilution effects	545,668	545,744
Diluted earnings per share –R$	1.1780	2.0756
Weighted Average Shares Outstanding (in thousands)
Weighted average shares outstanding for basic per share calculation	542,047	541,774
Dilution effect
Subscription warrants—indemnification	2,307	2,392
Deferred Stock Plan	1,314	1,578

Weighted average shares outstanding for diluted per share calculation	545,668	545,744

32.     Segment Information

The Company operates five main business segments: gas distribution, fuel distribution, chemicals, storage and drugstores. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its main derivatives and fatty alcohols, which are raw materials used in the home and personal care, agrochemical, paints, varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast and Northeast regions of Brazil. The drugstores segment (Extrafarma) trades pharmaceutical, hygiene, and beauty products through its own drugstore chain in the states of Alagoas, Amapá, Amazonas, Bahia, Ceará, Maranhão, Pará, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, São Paulo, Sergipe and Tocantins. The segments shown in the interim financial information are strategic business units supplying different products and services. Intersegment sales are at prices similar to those that would be charged to third parties.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The main financial information of each of the Company’s segments are stated as follows:

	09/30/2018	09/30/2017
		Restated
Net revenue from sales and services:
Ultragaz	5,260,621	4,401,209
Ipiranga	56,590,430	49,003,064
Oxiteno	3,548,492	2,827,528
Ultracargo	366,833	319,378
Extrafarma	1,529,311	1,376,761

	67,295,687	57,927,940
Others (1)	36,823	38,446
Intersegment sales	(101,571)	(83,968)

Total	67,230,939	57,882,418

Intersegment sales:
Ultragaz	2,129	1,489
Ipiranga	577	670
Oxiteno	—	1,072
Ultracargo	62,109	42,468
Extrafarma	—	—

	64,815	45,699
Others (1)	36,756	38,269

Total	101,571	83,968

Net revenue from sales and services, excluding intersegment sales:
Ultragaz	5,258,492	4,399,720
Ipiranga	56,589,853	49,002,394
Oxiteno	3,548,492	2,826,456
Ultracargo	304,724	276,910
Extrafarma	1,529,311	1,376,761

	67,230,872	57,882,241
Others (1)	67	177

Total	67,230,939	57,882,418

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	09/30/2018	09/30/2017
		Restated
Operating income (expense):
Ultragaz	(30,947)	258,606
Ipiranga	991,684	1,659,507
Oxiteno	221,868	106,733
Ultracargo	98,682	50,927
Extrafarma	(83,763)	(23,935)

	1,197,524	2,051,838
Others (1)	2,823	2,905

Total	1,200,347	2,054,743

Share of profit (loss) of joint-ventures and associates:
Ultragaz	21	863
Ipiranga	(12,899)	(13,263)
Oxiteno	952	1,056
Ultracargo	1,478	1,336

	(10,448)	(10,008)
Others (1)	1,265	26,119

Total	(9,183)	16,111

Financial result, net	(230,190)	(354,853)
Income before income and social contribution taxes	960,974	1,716,001

Additions to property, plant, and equipment and intangible assets (excluding intersegment account balances):
Ultragaz	183,330	196,628
Ipiranga	306,404	333,556
Oxiteno	401,929	298,116
Ultracargo	89,279	62,276
Extrafarma	68,748	101,672

	1,049,690	992,248
Others (1)	10,907	15,073

Total additions to property, plant, and equipment and intangible assets (see Notes 13 and 14)	1,060,597	1,007,321
Asset retirement obligation – fuel tanks (see Note 20)	(238)	(468)
Capitalized borrowing costs	(17,209)	(18,173)

Total investments in property, plant, and equipment and intangible assets (cash flow)	1,043,150	988,680

Payments of contractual assets with customers – exclusive rights (see Note 11):	279,381	389,409

Ipiranga	279,381	389,409

Depreciation and amortization charges:
Ultragaz	168,280	132,480
Ipiranga	208,665	182,557
Oxiteno	122,761	111,408
Ultracargo	38,729	35,413
Extrafarma	52,480	44,248

	590,915	506,106
Others (1)	11,371	10,926

Total	602,286	517,032

Amortization of contractual assets with customers – exclusive rights (see Note 11):	282,430	346,188

Ipiranga	282,430	346,188

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	09/30/2018	12/31/2017
		Restated
Total assets (excluding intersegment account balances):
Ultragaz	2,733,623	2,408,600
Ipiranga	15,209,048	15,309,811
Oxiteno	7,325,769	6,557,456
Ultracargo	1,427,974	1,394,083
Extrafarma	2,033,294	1,948,808

	28,729,708	27,618,758
Others (1)	1,075,636	586,753

Total	29,805,344	28,205,511

(1)

Composed of the parent company Ultrapar (including goodwill of certain acquisitions) and subsidiaries Serma—Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) and Imaven Imóveis Ltda.

Geographic Area Information

The fixed and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, as shown below:

	09/30/2018	12/31/2017
United States of America (*)	862,527	511,912
Mexico	136,659	109,034
Uruguay	75,574	65,876
Venezuela (**)	2,201	22,480

	1,076,961	709,302

(*)	The increase refers to the construction of a new plant in Pasadena, Texas.
(**)	The reduction refers to the effects of the adoption of the Bolivar Soberano (See Note 2.s.1.ii).

The subsidiaries generate revenue from operations in Brazil, United Stated of America, Mexico, Uruguay and Venezuela, as well as from exports of products to foreign customers, as disclosed below:

	09/30/2018	09/30/2017
		Restated
Net revenue:
Brazil	66,071,738	57,061,510
Mexico	154,266	139,730
Uruguay	36,635	24,416
Venezuela	48,186	26,056
Other Latin American countries	323,731	309,568
United States of America and Canada	357,746	148,554
Far East	79,421	53,138
Europe	111,110	81,249
Others	48,106	38,197

Total	67,230,939	57,882,418

Sales to the foreign market are made substantially by the Oxiteno segment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

33.     Risks and Financial Instruments (Consolidated)

Risk Management and Financial Instruments—Governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a policy for the management of resources, financial instruments, and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit, and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•

Implementation of the management of financial assets, instruments, and risks is the responsibility of the financial area, through its treasury department, with the assistance of the tax and accounting departments.

•

Supervision and monitoring of compliance with the principles, guidelines, and standards of the Policy is the responsibility of the Risk and Investment Committee, which is composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fundraising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Board of Directors of Ultrapar.

•	Continuous improvement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the financial area.

•	The internal audit department audits the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Currency Risk

Most transactions of the Company, through its subsidiaries, are located in Brazil and, therefore, the reference currency for risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts, and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of changes in exchange rates on the Company´s income and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais:

Assets and Liabilities in Foreign Currencies

In millions of Brazilian Reais	09/30/2018	12/31/2017
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	278.3	236.4
Foreign trade receivables, net of allowance for doubtful accounts and advances to foreign customers	286.1	214.9
Net investments in foreign subsidiaries (except cash, cash equivalents, financial investments, trade receivables, financing, and payables)	1,362.0	930.0

	1,926.4	1,381.3

Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and discount	(6,095.7)	(4,416.2)
Payables arising from imports, net of advances to foreign suppliers	(276.1)	(173,1)

	(6,371.8)	(4,589.3)

Foreign currency hedging instruments	2,407.5	1,777.6

Net asset (liability) position – Total	(2,037.9)	(1,430.4)
Net asset (liability) position – Income statement effect	109.6	(26.1)
Net asset (liability) position – Shareholders’ equity effect	(2,147.5)	(1,404.3)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity Analysis of Assets and Liabilities in Foreign Currency

Scenarios I, II and III were based on 10%, 25% and 50% variations, respectively, applied on the net position of the Company exposed to the currency risk, simulating the effects of appreciation and devaluation of the Real in the income statement and the shareholders’ equity:

The table below shows, in the three scenarios, the effects of exchange rate changes on the net liability position of R$ 2,037.9 million in foreign currency as of September 30, 2018:

In millions of Brazilian Reais	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
(1) Income statement effect	Real devaluation	11.0	27.4	54.8
(2) Shareholders’ equity effect		(214.8)	(536.9)	(1,073.8)

(1) + (2)	Net effect	(203.8)	(509.5)	(1,019.0)

(3) Income statement effect	Real appreciation	(11.0)	(27.4)	(54.8)
(4) Shareholders’ equity effect		214.8	536.9	1,073.8

(3) + (4)	Net effect	203.8	509.5	1,019.0

The shareholders’ equity effect refers to cumulative translation adjustments of changes in the exchange rate on equity of foreign subsidiaries (see Notes 2.s and 25.g—Cumulative Translation Adjustments), net investments hedge in foreign entities, cash flow hedge of firm commitment and highly probable transaction (see Note 2.c and Hedge Accounting below).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Interest Rate Risk

The Company and its subsidiaries adopt policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the CDI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, as well as debentures and borrowings in foreign currency, as shown in Note 15.

The Company attempts to maintain its financial interest assets and liabilities at floating rates.

The table below shows the financial assets and liabilities exposed to floating interest rates:

In millions of Brazilian Reais

	Note	09/30/2018	12/31/2017
CDI
Cash equivalents	4	3,480.5	4,821.6
Financial investments	4	2,297.1	1,153.0
Asset position of foreign exchange hedging instruments – CDI	33	33.6	29.9
Loans and debentures	15	(8,562.4)	(7,987.3)
Liability position of foreign exchange hedging instruments – CDI	33	(2,163.0)	(1,877.4)
Liability position of fixed interest instruments + IPCA – CDI	33	(588.0)	(586.6)

Net liability position in CDI		(5,502.2)	(4,446.8)

TJLP
Loans – TJLP	15	(227.1)	(301.9)

Net liability position in TJLP		(227.1)	(301.9)

LIBOR
Asset position of foreign exchange hedging instruments – LIBOR	33	1,176.8	984.3
Loans – LIBOR	15	(1,948.0)	(1,418.5)

Net liability position in LIBOR		(771.2)	(434.2)

TIIE
Loans – TIIE	15	(17.2)	(3.4)

Net liability position in TIIE		(17.2)	(3.4)

SELIC
Loans – SELIC	15	(56.3)	(100.3)

Net liability position in SELIC		(56.3)	(100.3)

Total net liability position exposed to floating interest		(6,574.0)	(5,286.6)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity Analysis of Floating Interest Rate Risk

The table below shows the incremental expenses and income that would be recognized in financial income as of September 30, 2018, due to the effect of floating interest rate changes in different scenarios.

For sensitivity analysis of floating interest rate risk, the Company used the accumulated amount of the reference indexes (CDI, TJLP, LIBOR, TIIE and SELIC) as a base scenario up to September 30, 2018. Scenarios I, II and III were based on 10%, 25% and 50% variations, respectively, applied in the floating interest rate of the base scenario:

In millions of Brazilian Reais

	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial investments	Increase in CDI	24.1	60.4	120.7
Foreign exchange hedging instruments (assets in CDI) effect	Increase in CDI	0.0	0.1	0.2
Interest effect on debt in CDI	Increase in CDI	(41.3)	(103.2)	(206.4)
Interest rate hedging instruments (liabilities in CDI) effect	Increase in CDI	(23.6)	(52.6)	(101.1)

Incremental expenses		(40.8)	(95.3)	(186.6)

Interest effect on debt in TJLP	Increase in TJLP	(1.6)	(4.0)	(8.1)

Incremental expenses		(1.6)	(4.0)	(8.1)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	1.1	2.8	5.6
Interest effect on debt in LIBOR	Increase in LIBOR	(2.6)	(6.6)	(13.2)

Incremental expenses		(1.5)	(3.8)	(7.6)

Interest effect on debt in TIIE	Increase in TIIE	(0.1)	(0.2)	(0.4)

Incremental expenses		(0.1)	(0.2)	(0.4)

Interest effect on debt in SELIC	Increase in SELIC	(0.3)	(0.8)	(1.5)

Incremental expenses		(0.3)	(0.8)	(1.5)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Credit Risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments (see Note 4), and trade receivables (see Note 5).

Credit risk of financial institutions—Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volume of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

Government credit risk—The Company’s policy allows investments in government securities from countries classified as investment grade AAA or Aaa by specialized credit rating agencies and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

The credit risk of cash, cash equivalents and financial investments is summarized below:

	Fair value
Counterparty credit rating	09/30/2018	12/31/2017
AAA	5,210,382	29,003
AA	861,285	6,076,520
A	217,673	192,638
BBB	139,444	71,767

Total	6,428,784	6,369,928

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

The Company maintained the following allowance for estimated losses on doubtful accounts on trade receivables:

	09/30/2018	12/31/2017
		Restated
Ipiranga	447,666	350,594
Ultragaz	59,070	83,627
Oxiteno	13,819	10,755
Extrafarma	5,979	5,623
Ultracargo	2,111	2,179

Total	528,645	452,778

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Liquidity Risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents, and financial investments, (ii) cash generated from operations and (iii) financing. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt, and payment of dividends.

The Company and its subsidiaries periodically examine opportunities for acquisitions and investments. They consider different types of investments, either directly, through joint ventures, or through associated companies, and finance such investments using cash generated from operations, debt financing, through capital increases, or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital and sources of financing to satisfy their current needs. The gross indebtedness due over the next twelve months totals R$ 4,162.0 million, including estimated interests on loans (for quantitative information, see Note 15). Furthermore, the investment plan for 2018 totals R$ 2,676 million, and until September 30, 2018, the amount of R$ 1,532.7 million had been realized. As of September 30, 2018, the Company and its subsidiaries had R$ 6,236.5 million in cash, cash equivalents, and short-term financial investments (for quantitative information, see Note 4).

The table below presents a summary of financial liabilities as of September 30, 2018 by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts may be different from the amounts disclosed on the balance sheet as of September 30, 2018.

In millions of Brazilian Reais

Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans including future contractual interest (1) (2)	20,086.3	4,162.0	4,288.8	6,982.6	4,652.9
Currency and interest rate hedging instruments (3)	469.2	59.2	216.6	178.6	14.8
Trade payables	2,121.3	2,121.3	—	—	—

(1)

To calculate the estimated interest on loans some macroeconomic assumptions were used, including averaging for the period the following: (i) CDI of 8.91% in 2018, 11.12% from 2019 to 2021, 11.12% from 2022 to 2023, 12.21% from 2024 to 2033, (ii) exchange rate of the Real against the U.S. dollar of R$ 4.05 in 2018, R$ 4.15 in 2019, R$ 4.36 in 2020, R$ 4.67 in 2021, R$ 5.05 in 2022, R$ 5.46 in 2023, R$ 5.90 in 2024, R$ 6.39 in 2025, R$ 6.91 in 2026 and R$ 7.45 in 2027 (iii) TJLP of 6.75% p.a. and (iv) IGP-M of 9.55% in 2018, 4.39% in 2019, 4.0% from 2020 to 2033 (v) IPCA of 4.40% (source: B3, Bulletin Focus and financial institutions).

(2)	Includes estimated interest payments on short-term and long-term loans until the payment date.

(3)

The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curves of DI x Pre and Pre x IPCA contracts quoted on B3 on September 28, 2018 and on the futures curve of LIBOR (ICE—IntercontinentalExchange) on September 28, 2018. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Capital Management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, net debt / EBITDA, interest coverage, and indebtedness / equity ratios. Net debt is composed of cash, cash equivalents, and financial investments (see Note 4) and loans, including debentures (see Note 15). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

Selection and Use of Financial Instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and a review is conducted of any documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections, and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section “Risk Management and Financial Instruments – Governance”, the Committee monitors compliance with the risk standards established by the Policy through a risk map, including the use of hedging instruments, on a monthly basis. In addition, the internal audit department verifies the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments entered into by the Company and its subsidiaries:

		Notional amount[1]				Fair value		Amounts receivable	Amounts payable
Hedging instruments	Maturity	09/30/2018		12/31/2017		09/30/2018	12/31/2017	09/30/2018
						R$	R$	R$	R$
						million	million	million	million
Designated as hedge accounting
a – Exchange rate swaps receivable in U.S. dollars
Receivables in U.S. dollars (LIBOR)	Nov 2018 to Sep 2023	US$	230.0	US$	240.0	931.0	788.6	931.0	—
Receivables in U.S. dollars (Fixed)		US$	185.0	US$	203.6	743.6	665.6	743.6	—
Payables in CDI interest rate		US$	(415.0)	US$	(443.6)	(1,613.3)	(1,568.6)	—	1,613.3

Total result			—		—	61.3	(114.4)	1,674.6	1,613.3

b – Interest rate swaps in Brazilian Reais
Receivables in fixed interest rates + IPCA	Apr 2024 to Oct 2024	R$	566.1	R$	566.1	557.2	583.3	557.2	—
Payables in CDI interest rates		R$	(566.1)	R$	(566.1)	(588.0)	(586.6)	—	588.0

Total result			—		—	(30.8)	(3.3)	557.2	588.0

Not designated as hedge accounting
c – Exchange rate swaps receivable in U.S. dollars
Receivables in U.S. dollars (LIBOR)	Oct 2018 to Oct 2026	US$	60.0	US$	60.0	245.8	195.7	245.8	—
Receivables in U.S. dollars (Fixed)		US$	815.1	US$	753.0	521.0	157.5	521.0	—
Payables in CDI interest rate		US$	(875.1)	US$	(813.0)	(549.7)	(308.8)	—	549.7

Total result			—		—	217.1	44.4	766.8	549.7

d – Exchange rate swaps payable in U.S. dollars + COUPON
Receivables in CDI interest rates	Oct 2018 to Dec 2018	US$	8.4	US$	9.1	33.6	29.9	33.6	—
Payables in U.S. dollars (Fixed)		US$	(8.4)	US$	(9.1)	(33.9)	(29.8)	—	33.9

Total result			—		—	(0.3)	0.1	33.6	33.9

Total gross result						247.3	(73.2)	3,032.2	2,784.9
Income tax						(36.8)	(4.7)	(36.8)	—

Total net result						210.5	(77.9)	2,995.4	2,784.9

Positive result (see Note 4)						267.1	85.8	1,353.6	1,086.4
Negative result (see Note 15)						(56.6)	(163.7)	1,641.9	1,698.5

(1)	In million. Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Hedging instruments existing as of September 30, 2018 are described below, according to their category, risk, and hedging strategy:

a and c—Hedging against foreign exchange exposure of liabilities in foreign currency—The purpose of these contracts is (i) to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Brazilian Reais linked to CDI, (ii) firm commitments in U.S. dollars, changing them into debts or firm commitments in Reais indexed to the CDI and (iii) change a financial investment linked to the CDI and given as a guarantee to a loan in the U.S. dollar into a financial investment linked to the U.S. dollar. As of September 30, 2018, the Company and its subsidiaries had outstanding swap contracts totaling US$ 1,290.1 million in notional amount with a liability position, on average of 84.5% of CDI, of which US$ 267.1 million, had an asset position at US$ + 3.36% p.a., US$ 290.0 million had an asset position at US$ + LIBOR + 1.29% p.a. and US$ 733.0 million in interest rate swap with an asset position at US$ + 5.65% p.a. This amount includes US$ 415.0 million related to the fair value of hedging instruments of Ipiranga’s debt (see Notes 15.c and “hedge accounting” below).

b—Hedging against fixed interest rate + IPCA in Brazilian Reais – The purpose of this contract is to change fixed interest rate + IPCA of debentures issued in Brazilian Reais to floating interest. As of September 30, 2018 this swap contract totaled R$ 566.1 million of notional amount, corresponding to the principal amount of the debt and had an asset position at 4.55% p.a. + IPCA and a liability position at 95.2% of CDI.

d—Hedging against foreign exchange exposure of operations—The purpose of these contracts is to make the exchange rate of the revenues of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials during their operating cycles. As of September 30, 2018, these swap contracts totaled US$ 8.4 million and, on average, had an asset position at 44.7% of CDI and a liability position at US$ + 0.0% p.a.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Hedge Accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

Fair value hedge

The Company and its subsidiaries designate as fair value hedges certain financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

On September 30, 2018, the notional amount of foreign exchange hedging instruments designated as fair value hedge totaled US$ 415.0 million. In 2018, a gain of R$ 210.0 million related to the result of hedging instruments, a loss of R$ 33.6 million related to the fair value adjustment of debt, and a loss of R$ 255.9 million related to the financial expense of the debt were recognized in the income statements, transforming the average effective cost of the operation into 103.8% of CDI (see Note 15.c.1).

On September 30, 2018, the notional amount of interest rate hedging instruments designated as fair value hedges totaled R$ 566.1 million. As of September 30, 2018, a loss of R$ 36.7 million related to the result of hedging instruments, a gain of R$ 37.7 million related to the fair value adjustment of debt, and a loss of R$ 38.8 million related to the financial expense of the debt were recognized in the income statements, transforming the average effective cost of the operations into 95.2% of CDI.

Cash flow hedge

The Company and its subsidiaries designate, as cash flow hedge of firm commitment and highly probable transactions, derivative financial instruments to hedge “firm commitments” and non-derivative financial instruments to hedge “highly probable future transactions”, to hedge against fluctuations arising from changes in exchange rate.

On September 30, 2018, the Company had no open exchange rate hedging instruments of firm commitments designated as cash flow hedges. For the exchange rate hedging instruments settled in 2018, a gain of R$ 10.7 million was recognized in the income statement, transferring the unrealized gain of “Other comprehensive income” to the income statement on September 30, 2018 (gain of R$ 5.3 million on December 31, 2017, net of deferred income and social contribution taxes).

On September 30, 2018, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as fair value hedge, related to notes in the foreign market totaled US$ 570.0 million. On September 30, 2018, the unrealized loss of “Other comprehensive income” is R$ 292.3 million (loss of R$ 30.5 million on December 31, 2017), net of deferred income and social contribution taxes.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Net investment hedge in foreign entities

The Company and its subsidiaries designate, as net investment hedge in foreign entities, notes in the foreign market, for hedging net investment in foreign entities, to offset changes in exchange rates.

On September 30, 2018, the balance of foreign exchange hedging instruments designated as net investments hedge in foreign entities, related to part of the investments made in entities which functional currency is other than the Brazilian Real, totaled US$ 96.0 million. On September 30, 2018, the unrealized loss of “Other comprehensive income” is R$ 54.1 million (loss of R$ 6.2 million on December 31, 2017), net of deferred income and social contribution taxes. The effects of exchange rate changes on investments and hedging instruments were offset in shareholders’ equity.

Gains (losses) on Hedging Instruments

The following tables summarize the value of gains (losses) recognized, which affected the shareholders’ equity of the Company and its subsidiaries:

	R$ million
	09/30/2018
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	55.9	—
b – Exchange rate swaps payable in U.S. dollars (ii)	(5.9)	—
c – Interest rate swaps in R$ (iii)	1.0	—
d – Non-derivative financial instruments (iv)	(109.2)	(346.4)

Total	(58.2)	(346.4)

	R$ million
	09/30/2017	12/31/2017
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(50.3)	5.3
b – Exchange rate swaps payable in U.S. dollars (ii)	3.8	—
c – Interest rate swaps in R$ (iii)	9.7	—
d – Non-derivative financial instruments (iv)	(63.0)	(36.7)

Total	(99.8)	(31.4)

(i)	Does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars when this effect is offset in the gain or loss of the hedged item (debt/firm commitments);

(ii)	Considers the designation effect of foreign exchange hedging;

(iii)	Considers the designation effect of interest rate hedging in Brazilian Reais; and

(iv)	Considers the results of notes in the foreign market.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Fair Value of Financial Instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, are stated below:

			09/30/2018		12/31/2017
					Restated
	Category	Note	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Measured at amortized cost	4	238,085	238,085	147,926	147,926
Financial investments in local currency	Measured at fair value through other comprehensive income	4	3,480,502	3,480,502	4,821,605	4,821,605
Financial investments in foreign currency	Measured at fair value through profit or loss	4	33,069	33,069	32,473	32,473
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4	2,222,815	2,222,815	1,076,849	1,076,849
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4	2,127	2,127	2,720	2,720
Fixed-income securities and funds in local currency	Measured at amortized cost	4	72,200	72,200	73,471	73,471
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4	112,845	112,845	129,131	129,131
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	267,141	267,141	85,753	85,753

Total			6,428,784	6,428,784	6,369,928	6,369,928

Financial liabilities:
Financing	Measured at fair value through profit or loss	15	1,698,842	1,698,842	1,047,809	1,047,809
Financing	Measured at amortized cost	15	7,304,917	7,065,972	6,740,872	6,761,907
Debentures	Measured at amortized cost	15	5,971,745	5,915,976	5,035,247	5,037,072
Debentures	Measured at fair value through profit or loss	15	541,282	541,282	554,402	554,402
Finance leases	Measured at amortized cost	15	46,716	46,716	48,515	48,515
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	15	56,629	56,629	163,749	163,749
Subscription warrants – indemnification	Measured at fair value through profit or loss	24	73,317	73,317	171,459	171,459

Total			15,693,448	15,398,734	13,762,053	13,784,913

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair value of cash and bank deposit balances are identical to their carrying values.
•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the interim financial information, which corresponds to their fair value.
•

Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and the Company calculates their fair value through methodologies commonly used for mark to the market.

•	The fair value of trade receivables and trade payables are approximate to their carrying values.
•

The subscription warrants – indemnification were measured based on the share price of Ultrapar (UGPA3) at the interim financial information date and are adjusted to the Company’s dividend yield, since the exercise is only possible starting in 2020 onwards and they are not entitled to dividends until then. The number of shares of subscription warrants – indemnification is also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. (See Note 24).

•	The fair value calculation of notes in the foreign market (see Note 15.b) is based on the quoted price in an active market.

The fair value of other financial investments and financing was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of September 30, 2018 and December 31, 2017. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realizable in the current market.

Financial instruments were classified as financial assets or liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, (ii) financial investments classified as measured at fair value through profit or loss, (iii) financial investments that are classified as measured at fair value through other comprehensive income (see Note 4), (iv) loans and financing measured at fair value through profit or loss (see Note 15), (v) guarantees to customers that have vendor arrangements (see Note 15.k), which are measured at fair value through profit or loss, and (vi) subscription warrants – indemnification, which are measured at fair value through profit or loss (see Note 24). Cash, banks, and trade receivables are classified as measured at amortized cost. Trade payables and other payables are classified as financial liabilities measured at amortized cost.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Fair Value Hierarchy of Financial Instruments

The financial instruments are classified in the following categories:

(a)	Level 1—prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b)	Level 2—inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

(c)	Level 3—inputs for the asset or liability which are not based on observable market variables (unobservable inputs).

The table below shows a summary of the financial assets and financial liabilities measured at fair value:

	Category	Note	09/30/2018	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Measured at amortized cost	4	238,085	238,085	—	—
Financial investments in local currency	Measured at fair value through other comprehensive income	4	3,480,502	—	3,480,502	—
Financial investments in foreign currency	Measured at fair value through profit or loss	4	33,069	33,069	—	—
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4	2,222,815	2,222,815	—	—
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4	2,127	—	2,127	—
Fixed-income securities and funds in local currency	Measured at amortized cost	4	72,200	—	72,200	—
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4	112,845	48,968	63,877	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	267,141	—	267,141	—

Total			6,428,784	2,542,937	3,885,847	—

Financial liabilities:
Financing	Measured at fair value through profit or loss	15	1,698,842	—	1,698,842	—
Financing	Measured at amortized cost	15	7,065,972	2,811,614	4,254,358	—
Debentures	Measured at amortized cost	15	5,915,976	—	5,915,976	—
Debentures	Measured at fair value through profit or loss	15	541,282	—	541,282	—
Finance leases	Measured at amortized cost	15	46,716	—	46,716
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	15	56,629	—	56,629	—
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	24	73,317	—	73,317	—

Total			15,398,734	2,811,614	12,587,120	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	Note	12/31/2017	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Measured at amortized cost	4	147,926	147,926	—	—
Financial investments in local currency	Measured at fair value through profit or loss	4	4,821,605	—	4,821,605	—
Financial investments in foreign currency	Measured at fair value through profit or loss	4	32,473	32,473	—	—
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4	1,076,849	1,076,849	—	—
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4	2,720	—	2,720	—
Fixed-income securities and funds in local currency	Measured at amortized cost	4	73,471	—	73,471	—
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4	129,131	40,556	88,575	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	85,753	—	85,753	—

Total			6,369,928	1,297,804	5,072,124	—

Financial liabilities:
Financing	Measured at fair value through profit or loss	15	1,047,809	—	1,047,809	—
Financing	Measured at amortized cost	15	6,761,907	2,523,643	4,238,264	—
Debentures	Measured at amortized cost	15	5,037,072	—	5,037,072	—
Debentures	Measured at fair value through profit or loss	15	554,402	—	554,402	—
Finance leases	Measured at amortized cost	15	48,515	—	48,515	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	15	163,749	—	163,749	—
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	24	171,459	—	171,459	—

Total			13,784,913	2,523,643	11,261,270	—

(1)	Refers to subscription warrants issued by the Company in the Extrafarma acquisition.

The fair value of trade receivables and trade payables are classified as level 2.

Sensitivity Analysis of Derivative Financial Instruments

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, as required by CVM Instruction 475/08, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on B3 as of September 28, 2018. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 7.04 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Brazilian Real against the likely scenario, according to the risk to which the hedged item is exposed.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Based on the balances of the hedging instruments and hedged items as of September 28, 2018, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the original balance in Brazilian Reais as of September 28, 2018 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	523,664	1,235,892	1,948,121
(2) Debts/firm commitments in dollars	appreciation	(523,651)	(1,235,863)	(1,948,076)

(1)+(2)	Net effect	13	29	45

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(319)	8,186	16,691
(4) Gross margin of Oxiteno	devaluation	319	(8,186)	(16,691)

(3)+(4)	Net effect	—	—	—

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais, the Company used the futures curve of the DI x Pre contract quoted on B3 as of September 28, 2018 for each of the swap and debt (hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed interest rate.

Based on the three scenarios of interest rates in Brazilian Reais, the Company estimated the values of its debt and hedging instruments according to the risk which is being hedged (variations in the pre-fixed interest rates in Brazilian Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The result are shown in the table below:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Interest rate swap (in Brazilian Reais) – Debentures—CRA
(1) Fixed rate swap—CDI	Decrease in	(125,593)	(68,192)	40
(2) Fixed rate debt	Pre-fixed rate	125,593	68,192	(40)

(1) + (2)	Net effect	—	—	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

34.	Commitments (Consolidated)

a.	Contracts

i) Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its port facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement in tons per year	Maturity
Aratu	397,000	2031
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of September 30, 2018, these rates were R$ 6.99 per ton for Aratu and R$ 2.54 per ton for Suape. The subsidiary has met the minimum cargo movement required since the beginning of the contractual agreements.

ii) Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. which establishes a minimum annually consumption level of ethylene, and conditions for the supply of ethylene until 2021. The minimum purchase commitment clause provided for a minimum annual consumption of 205 thousand tons in 2018. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, there are no material issues regarding the minimum purchase commitment.

iii) Subsidiary Oxiteno S.A. has a supply agreement with Braskem S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 44,100 tons of ethylene annually. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, there are no material issues regarding the minimum purchase commitment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Insurance Coverage

The Company maintains insurance policies with the objective of covering several risks to which it is exposed, including loss of profits, losses and damage from fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the industrial plants and distribution bases and branches of all subsidiaries. The maximum compensation values based on the risk analysis of certain locations are shown below:

	Maximum compensation value (*)
Oxiteno	US$	1,142
Ipiranga	R$	1,032
Ultracargo	R$	949
Ultragaz	R$	266
Extrafarma	R$	160

(*)	In millions. In accordance with policy conditions.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

The Company maintains liability insurance policies for directors and executive officers (D&O) to indemnify the members of the Board of Directors, fiscal council and executive officers of Ultrapar and its subsidiaries (“Insured”) in the total amount of US$ 80 million, which cover any of the Insured liabilities resulting from wrongful acts, including any act or omission committed or attempted, except if the act, omission or the claim is consequence of gross negligence or willful misconduct.

In addition, group life and personal accident, health and national and international transportation and other insurance policies are also maintained.

The coverage and limit of the insurance policies are based on a careful study of risks and losses conducted by independent insurance advisors. The type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c. Operating Lease Contracts

Subsidiaries Cia. Ultragaz, Bahiana, Tequimar, Serma, and Oxiteno S.A. have operating lease contracts for the use of IT equipment. These contracts have terms from 36 to 48 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option. Subsidiaries Cia. Ultragaz and Bahiana have operating lease contracts related to vehicles in their fleet. These contracts have terms of 24 to 60 months and there is no purchase option. The future disbursements (installments), assumed under these contracts, amount approximately to:

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total
09/30/2018	32,575	62,649	—	95,224

The subsidiaries IPP, Extrafarma, and Cia. Ultragaz have operating lease contracts related to land and building of service stations, drugstores, and stores, respectively. The future disbursements and receipts (installments), arising from these contracts, amount approximately to:

		Up to 1 year	Between 1 and 5 years	More than 5 years	Total
09/30/2018	payable	213,883	668,978	536,476	1,419,337
	receivable	(83,119)	(250,148)	(215,857)	(549,124)

The expense recognized for the nine-month period ended September 30, 2018 for operating leases was R$ 140,332 (R$ 112,525 for the nine-month period ended September 30, 2017), net of sublease income.

MD&A—ANALYSIS OF CONSOLIDATED EARNINGS

Third quarter of 2018

(R$ million)	3Q18	3Q17	2Q18	Δ 3Q18 x 3Q17	Δ 3Q18 x 2Q18	9M18	9M17	Δ 9M18 x 9M17
Net revenue from sales and services	23,834.2	20,341.6	22,645.6	17%	5%	67,230.9	57,882.4	16%
Cost of products and services sold	(22,209.1)	(18,364.2)	(21,186.5)	21%	5%	(62,625.5)	(52,888.0)	18%
Gross profit	1,625.1	1,977.4	1,459.0	-18%	11%	4,605.4	4,994.4	-8%
Selling, marketing, general and administrative expenses	(1,090.5)	(1,053.5)	(1,060.0)	4%	3%	(3,194.5)	(3,017.6)	6%
Other operating income. net	24.4	15.7	34.9	55%	-30%	(203.5)	78.7	-359%
Gain on disposal of property. plant and equipment and intangibles	(2.5)	(0.6)	(2.4)	317%	7%	(7.1)	(0.8)	842%
Operating income	556.5	939.1	431.5	-41%	29%	1,200.3	2,054.7	-42%
Financial expenses. net	(58.8)	(120.8)	(64.4)	-51%	-9%	(230.2)	(354.9)	-35%
Share of profit of joint ventures and associates	(2.8)	4.0	(3.4)	-170%	-17%	(9.2)	16.1	-157%
Income before income and social contribution taxes	494.9	822.3	363.7	-40%	36%	961.0	1,716.0	-44%
Income and social contribution taxes – current and deferred	(201.7)	(290.0)	(152.5)	-30%	32%	(400.3)	(606.6)	-34%
Income and social contribution taxes – tax incentives	30.1	12.8	29.5	135%	2%	76.0	27.0	182%
Net income	323.2	545.1	240.7	-41%	34%	636.7	1,136.4	-44%
Net income attributable to Ultrapar	327.3	544.7	241.6	-40%	35%	642.8	1,132.8	-43%
Net income attributable to non-controlling interests in subsidiaries	(4.1)	0.5	(0.9)	-962%	348%	(6.0)	3.7	-264%
Adjusted EBITDA	849.7	1,221.5	718.1	-30%	18%	2,075.9	2,934.1	-29%
Volume—LPG sales (000 tons)	449.9	460.3	443.8	-2%	1%	1,303.8	1,320.0	-1%
Volume—Fuels sales (000 m³)	6,200.3	6,059.2	5,858.5	2%	6%	17,519.9	17,550.9	0%
Volume—Chemicals sales (000 tons)	205.4	210.5	193.4	-2%	6%	578.8	589.1	-2%

Considerations on the financial and operational information

The financial information presented in this document has been prepared according to International Financial Reporting Standards (IFRS). The financial information of Ultrapar corresponds to the Company ’s consolidated information. The information on Ipiranga, Oxiteno, Ultragaz, Ultracargo and Extrafarma is reported without the elimination of intercompany transactions. Therefore, the sum of such information may not correspond to Ultrapar’s consolidated information. Additionally, the financial and operational information presented in this document is subject to rounding and, consequently, the total amounts presented in the tables and charts may differ from the direct sum of the amounts that precede them. Except when otherwise indicated, the information presented in this document compares the third quarter of 2018 (“3Q18”) and the third quarter of 2017 (“3Q17).

As from 2018, the IFRS 9 and 15 standards issued by the IASB (International Accounting Standards Board) have been adopted. In order to provide a comparative basis between the information for 3Q18 and 9M18 and that of 3Q17 and 9M17 shown in this document, the information for 2017 includes alterations in the accounting standards, consequently differing from the values previously reported in the respective earnings releases. Explanations on the impacts of the third quarter 2017 compared with the amounts previously published are available from our website (ri.ultra.com.br).

Information denominated EBITDA – Earnings Before Interest, Taxes, Depreciation and Amortization; Adjusted EBITDA – adjusted for amortization of contractual assets with customers - exclusive rights; and EBIT – Earnings Before Interest and Taxes is presented in accordance with Instruction 527, issued by the Brazilian Securities and Exchange Commission – CVM on October 04, 2012. The calculation of EBITDA based on net earnings is shown below:

R$ million	3Q18	3Q17	2Q18	9M18	9M17
Net income	323.2	545.1	240.7	636.7	1,136.4
(+) Income and social contribution taxes	171.7	277.2	123.0	324.2	579.6
(+) Financial result	58.8	120.8	64.4	230.2	354.9
(+) Depreciation and amortization	210.3	179.7	197.8	602.3	517.0
EBITDA	763.9	1,122.9	625.9	1,793.5	2,587.9
Adjustments
(+) Amortization of contractual assets with customers - exclusive rights (Ipiranga)	85.8	98.6	92.2	282.4	346.2
Adjusted EBITDA	849.7	1,221.5	718.1	2,075.9	2,934.1

Ultrapar

Values in R$ million (except EPS)	3Q18	3Q17	2Q18	Δ (%) 3Q18 v 3Q17		Δ (%) 3Q18 v 2Q18	9M18	9M17	Δ (%) 9M18 v 9M17
Net sales and services	23,834	20,342	22,646	17%		5%	67,231	57,882	16%
Net earnings[1]	323	545	241	(41%	)	34%	637	1,136	(44%	)
Earnings per share attributable to Ultrapar shareholders [2]	0.60	1.01	0.45	(40%	)	35%	1.19	2.09	(43%	)
Adjusted EBITDA	850	1,221	718	(30%	)	18%	2,076	2,934	(29%	)
Investments	492	542	437	(9%	)	13%	1,533	1,511	1%

¹	Under IFRS, consolidated net earnings includes net earnings attributable to the stake of non-controlling shareholders of the controlled companies
²	Calculated in Reais based on the weighted average number of shares over the period net of shares held as treasury stock

Net revenues – Total of R$ 23,834 million (+17%) due to growth in revenues at all the businesses. In relation to 2Q18, net revenues increased 5%, the result of higher revenues at Ipiranga, Oxiteno e Ultragaz. In 9M18, net revenues amounted to R$ 67,231 million, 16% higher than the same period in 2017.

Adjusted EBITDA – Total of R$ 850 million (-30%) and reflecting lower EBITDA at Ipiranga and Extrafarma, and higher EBITDA at Oxiteno, Ultragaz e Ultracargo. Compared with 2Q18, Adjusted EBITDA increased by 18% due to a higher EBITDA at Ipiranga, Oxiteno and Ultragaz. In 9M18, Adjusted EBITDA amounted to R$ 2,076 million, 29% less than 9M17, impacted by the fine following the rejection of the Liquigás acquisition.

Depreciation and amortization³ – Total of R$ 296 million (+6%) reflecting the investments made over the past 12 months. Compared with 2Q18, total costs and expenses with depreciation and amortization rose 2%. In 9M18, depreciation and amortization totaled R$ 885 million, a growth of 2% in relation to 9M17.

Financial results - Ultrapar reported net debt on September 30, 2018 of R$ 9.2 billion (2.9x LTM Adjusted EBITDA) compared with R$ 6.8 billion on September 30, 2017 (1.7x LTM Adjusted EBITDA). The increased leverage mainly reflects lower EBITDA LTM and higher working capital in the period, despite the practically stable investment amount compared to the same period of the previous year. Ultrapar’s net financial expenses were R$ 59 million, R$ 62 million less than when compared with 3Q17, due to: (i) the decline in the Interbank Rate (CDI) year-over-year despite the increase in net debt, (ii) the depreciation in Ultrapar’s shares relative to the subscription warrant (issued in association with Extrafarma), and (iii) the effects of currency variations in the periods. In relation to 2Q18, net finance expenses fell R$ 6 million, principally due to the effects of currency variations in the periods under review, partially compensated by lower depreciation of Ultrapar’s shares relative to the subscription warrant. In 9M18, net financial expenses amounted to R$ 230 million, a decrease of 35% compared to 9M17.

Net earnings – Total of R$ 323 million (-41%), due to lower EBITDA, despite the reduction in financial expenses. In relation to 2Q18, net earnings increased 34%, principally due to higher EBITDA. In 9M18, net income amounted to R$ 637 million, 44% less than 9M17. Excluding the effects of the fine, net earnings would have been R$ 826 million in 9M18.

Operational cash flow – Total of R$ 1,443 million in 9M18, compared with R$ 1,368 million in 9M17, due to lower tax payments, reflecting lower earnings and greater use of credits for compensating taxes, offset by higher investments in working capital, the result of insurance reimbursements during 2017.

³	Includes amortization of contractual assets with customers– exclusive rights

Ipiranga

	3Q18	3Q17	2Q18	Δ (%) 3Q18 v 3Q17		Δ (%) 3Q18 v 2Q18	9M18	9M17	Δ (%) 9M18 v 9M17
Total volume (000 M³)¹	6,200	6,059	5,859	2%		6%	17,520	17,551	0%
Diesel	3,301	3,156	3,067	5%		8%	8,993	8,856	2%
Gasoline, ethanol e NGV	2,780	2,814	2,675	(1%	)	4%	8,178	8,436	(3%	)
Others²	120	90	117	34%		3%	348	258	35%
Adjusted EBITDA (R$ million)	497	935	402	(47%	)	24%	1,484	2,189	(32%	)

1 Starting in Dec/17, total volume includes ICONIC, the lubricants joint venture with Chevron

² Fuel oils, arla 32, kerosene, lubricants and greases

Operational performance – Otto cycle volume fell 1% in relation to 3Q17, in line with the weak performance of the market as a whole. By contrast, diesel volume improved by 5%, due to higher service station sales. Compared with 2Q18, volumes increased 6%, with an increase of 8% in diesel and 4% in Otto cycle, reflecting an improvement on the economic environment, seasonal variations between periods and the effect of the strike in the preceding quarter. In 9M18, Ipiranga registered sales volume of 17,520 thousand m³, flat in relation to volume in 9M17.

Net revenues – Total of R$ 20,007 million (+17%), principally due to the variation in fuel costs and higher sales volume. In relation to 2Q18, net revenues rose 5%, due to the same factors explained above. In 9M18, net revenues amounted to R$ 56,590 million, 15% higher than 9M17.

Cost of goods sold – Total of R$ 19,162 million (+21%), mainly due to variations in fuel costs and higher sales volume. In relation to 2Q18, the cost of goods sold rose 5%, in line with the growth reported in volume and the variation in the costs of fuels. In 9M18, cost of goods sold totaled R$ 54,050 million, an 18% increase in relation to 9M17.

Sales, general and administrative expenses (SG&A) – Total of R$ 544 million (+1%), mainly due to higher expenses of R$ 29 million with the consolidation of results of ICONIC, the lubricants joint venture with Chevron, which began operations in December 2017. Excluding this effect, SG&A expenses would have been 4% lower year-over-year, due to: (i) lower expenditures with marketing programs, (ii) reduced expenditures with strategic consultancies, (iii) adherence to the Special Tax Regulation Program amnesty (Programa Especial de Regularização Tributária - PERT) in 3Q17, and (iv) lower maintenance expenses. These effects were partially compensated by the increase in freight expenditures, in line with higher sales volume and the increased costs of diesel. In relation to 2Q18, SG&A expenses, rose 1%, the result of higher expenditures with freight, again in line with higher sale volumes and increased expenses with maintenance, partially offset by lower expenses with marketing programs and reduced provisions for doubtful debts. In 9M18, SG&A expenses totaled R$ 1,634 million, 7% higher than 9M17. Excluding expenses with ICONIC, SG&A expenses were flat in relation to 9M17.

Adjusted EBITDA – Total of R$ 497 million (-47%), impacted by the more favorable fuel costs and the opportunities for importing in 3Q17 and the impact of R$ 24 million from inventory loss due to the truckers ’ strike and the booking of inventory at average cost. These effects were partially attenuated by the higher sales volume and the greater than normal disposal of assets, in 3Q18 amounting to R$ 13 million. In relation to 2Q18, Adjusted EBITDA increased 24%, due to: (i) the gradual recovery in margins, (ii) higher sales volume, (iii) the positive variation in the costs of fuels, and (iv) asset disposals in 3Q18 amounting to R$ 13 million. In 9M18, Adjusted EBITDA at Ipiranga was R$ 1,484 million, a decrease of 32% in relation to the same period in 2017.

Investments – A total of R$ 253 million was invested in the period and mainly allocated to maintenance and expansion of the service station and franchise network. Out of total investments, R$ 90 million were applied in property, plant and equipment and in intangible assets, R$ 102 million in contractual assets with clients (exclusive rights) and R$ 61 million for financing clients and rental advances, net of repayments. Ipiranga ended 3Q18 with 8,018 service stations (+3%), a net addition of 204 service stations over the past 12 months. In 9M18, investments amounted to R$ 674 million.

Oxiteno

	3Q18	3Q17	2Q18	Δ (%) 3Q18 v 3Q17		Δ (%) 3Q18 v 2Q18		9M18	9M17	Δ (%) 9M18 v 9M17
Total volume (000 tons)	205	211	193	(2%	)	6%		579	589	(2%	)
Specialty chemicals	162	173	152	(7%	)	6%		465	482	(4%	)
Commodities	44	37	41	18%		6%		114	107	6%
Sales in Brazil	151	154	139	(2%	)	9%		416	425	(2%	)
Sales outside Brazil	54	56	54	(4%	)	(1%	)	163	164	(1%	)
EBITDA (R$ million)	173	74	121	135%		43%		346	219	58%

Operational performance – Specialty chemicals sales volume reported a 7% reduction on an annualized basis, due to the high comparative base in 3Q17. The domestic market fell 8%, principally in the agro-chemical and distribution segments. Specialty chemicals sales volume to export markets declined 5%, due to lower exports to Argentina, in spite of the greater sales volume in the United States. On the other hand, commodity sales rose 18% in relation to 3Q17, reflecting the stronger demand for these products domestically. In relation to 2Q18, total sales volume was up 6%, with increases both in commodity volume as well as specialty chemical volume. In 9M18, sales volume totaled 579 thousand tons, a reduction of 2% in relation to the same period in 2017.

Net revenues – Total of R$ 1,368 million (+33%), due to a 25% devaluation of the Real in relation to the US Dollar (equivalent to R$ 0.79/US$) and an average price 9% higher in US Dollars, the result of increased year-over-year costs of raw materials, principally ethylene, in spite of lower sales volume and the higher share of commodities in the sales mix. In relation to 2Q18, net revenues increased 16%, due to higher sales volume and a 10% devaluation in the Real in relation to the US Dollar (equivalent to R$ 0.35/US$). In 9M18, net revenues amounted to R$ 3,548 million, 25% greater than 9M17.

Cost of goods sold – Total of R$ 1,038 million (+26%), due to: (i) the 25% devaluation of the Real against the US Dollar, (ii) the increase in costs of raw materials, mainly ethylene on a year-on-year comparative basis, and (iii) the costs related to the startup of the new unit in Texas. Compared with 2Q18, the cost of goods sold rose 13%, reflecting the increase in sales volume, the 10% devaluation in the Real against the US Dollar, in addition to higher costs in the USA, with the startup of the new plant. In 9M18, the cost of goods sold amounted to R$ 2,784 million, a growth of 22% in relation to 9M17.

Sales, general and administrative expenses (SG&A) – Total of R$ 194 million (+12%), due to: (i) greater expenses with variable compensation, (ii) greater expenditures in the United States with the startup of the new plant, and (iii) the impact of the Real’s devaluation on expenses in the international operations. In relation to 2Q18, SG&A expenses increased 9%, mainly due to higher logistical expenses, reflecting higher sales volume, the sales mix, as well as greater expenditures with the international units affected by the impact of devaluation of the Real. In 9M18, SG&A expenses amounted to R$ 538 million, and year-over-year improvement of 11% relative to the same period in 2017.

EBITDA – Oxiteno’s EBITDA amounted to R$ 173 million (+135%) due to the higher average exchange rate given the 25% devaluation of the Real against the US Dollar and the higher unitary margins in US Dollars. The results of 3Q18 consider an impairment at Oxiteno Andina of R$ 7 million as a consequence of the adverse political and economic scenario at Venezuela. In relation to 2Q18, EBITDA increased 43% due to higher sales volume and a 10% devaluation in relation to the US Dollar. In 9M18, EBITDA was R$ 346 million, a growth of 58% in relation to 9M17.

Investments – Investment in the period was R$ 107 million, mainly allocated to the new specialty chemicals plant in the United States and maintenance of the production facilities. Investments in 9M18 were R$ 397 million.

Ultragaz

	3Q18	3Q17	2Q18	Δ (%) 3Q18 v 3Q17		Δ (%) 3Q18 v 2Q18		9M18	9M17	Δ (%) 9M18 v 9M17
Total volume (000 tons)	450	460	444	(2%	)	1%		1,304	1,320	(1%)
Bottled	309	317	311	(3%	)	(1%	)	901	906	(1%)
Bulk	141	143	133	(1%	)	6%		403	414	(3%)
EBITDA (R$ million)	159	159	148	0%		7%		137	392	(65%)
EBITDA ex-fine (R$ million)	159	159	148	0%		7%		424	392	8%

Operational performance – The bottled segment recorded a decline of 3% when compared to the same period in 2017, lower than the 4% decline in the LPG market as a whole. The bulk segment registered a decline of 1% in volume due to fewer business days in the quarter. In relation to 2Q18, sales volume rose 1%, with an increase of 6% in the bulk segment, reflecting seasonal factors between periods and the impacts from the truckers’ strike in 2Q18. In 9M18, Ultragaz sales volume was 1,304 thousand tons, a reduction of 1% in relation to 9M17, in line with the 1% reduction in the LPG market.

Net revenues – Total of R$ 1,870 million (+19%) mainly due to pass-through of readjusted LPG costs, despite the reduced volume of sales in the period. In relation to 2Q18, net revenues increased 6%, reflecting higher sales volume and pass-through of cost readjustments in LPG, with the bulk segment taking a greater share of the sales mix. In 9M18, net revenues amounted to R$ 5,261 million, 20% greater than 9M17.

Cost of goods sold – Total of R$ 1,625 million (+25%), principally due to readjustments in LPG costs. In relation to 2Q18, the cost of goods sold increased by 5% due to greater sales volume and readjustments in LGP costs. In 9M18, cost of goods sold amounted to R$ 4,601 million, a growth of 25% in relation to 9M17.

Sales, general and administrative expenses (SG&A) – Total of R$ 145 million (-10%), due to: (i) lower expenses with strategic consultancies, (ii) lower provisions for doubtful debts, (iii) lower marketing expenditures, and (iv) lower freight expenditures, reflecting the migration of clients from delivery CIF to FOB. In relation to 2Q18, SG&A expenses increased 8%, mainly due to the non-recurring effect of the reevaluation of the provision for estimated losses in 2Q18 with the reversal of R$ 9 million. In 9M18, SG&A expenses totaled R$ 411 million, 13% less than the same period in 2017.

EBITDA – Total of R$ 159 million (0%) due to initiatives adopted for reducing costs and expenses, thus neutralizing the impact on results of lower sales volume. In relation to 2Q18, Ultragaz’s EBITDA rose 7% due to higher sales volume and the greater share of bulk in the overall sales mix. In 9M18, EBITDA ex-fine imposed following the rejection of the proposed acquisition of Liquigás in 1Q18, totaled R$ 424 million, a growth of 8% in relation to 9M17.

Investments – Ultragaz invested R$ 54 million, allocated mainly to clients in the bulk segment, gas bottles and IT with a focus on the strategy of differentiation and innovation. In 9M18, investments totaled R$ 171 million.

Ultracargo

	3Q18	3Q17	2Q18	Δ (%) 3Q18 v 3Q17	Δ (%) 3Q18 v 2Q18		9M18	9M17	Δ (%) 9M18 v 9M17
Effective storage[1] (000 m³)	765	729	786	5%	(3%	)	758	717	6%
EBITDA (R$ million)	44	40	54	10%	(19%	)	139	88	58%

[1]	Monthly average

Operational performance – Ultracargo ’s average storage rose 5% in relation to 3Q17 due to increased ethanol handling at the Suape and Santos port terminals, despite the reduced handling of fuels at the Suape and Itaqui terminals. Compared with 2Q18, average storage at the terminals fell 3%, due to reduced fuel and ethanol handling activity in Suape, but partially offset by more intensive ethanol operations in Santos. In 9M18, Ultracargo’s average storage increased by 6% in relation to 9M17.

Net revenues – Total of R$ 124 million in 3Q18 (+11%), driven by increased average storage and by higher average prices. In relation to 2Q18, net revenues fell 2% due to lower average storage in the quarter. In 9M18, net revenues totaled R$ 367 million, 15% higher than 9M17.

Cost of services provided – Total of R$ 62 million (+12%), due to greater expenditures in Santos due to the partial resumption in operations at the terminal. In relation to 2Q18, the cost of services provided rose by 2% due to greater expenditures with maintenance. In 9M18, the cost of services provided amounted to R$ 182 million, an increase of 14% in relation to 9M17.

Sales, general and administrative expenses (SG&A) – Total of R$ 31 million (+13%), due to higher payroll expenses and consultancies for new projects. In relation to 2Q18, SG&A increased 29%, influenced by a non-recurring credit of R$ 8 million in 2Q18, with the recovery of an improperly charged port management fee. In 9M18, SG&A expenses amounted to R$ 83 million, year-over-year 3% greater.

EBITDA – Total of R$ 44 million (+10%) due to higher average storage in the period and higher average prices at the terminals. In relation to 2Q18, EBITDA fell 19%, due to the receipt of non-recurring credits amounting to R$ 8 million in 2Q18, as mentioned above, and lower activity in the period. In 9M18, Ultracargo’s EBITDA amounted to R$ 139 million, a growth of 58% in relation to 9M17.

Investments – Ultracargo invested R$ 36 million in the period, mainly allocated to expansion at the Itaqui terminal and maintenance and modernization of terminal safety systems and processes. In 9M18, investments amounted to R$ 86 million.

Extrafarma

	3Q18	3Q17	2Q18	Δ (%) 3Q18 v 3Q17		Δ (%) 3Q18 v 2Q18	9M18	9M17	Δ (%) 9M18 v 9M17
Gross Revenues (R$ million)	515	501	559	3%		(8%)	1.615	1.459	11%
Drugstores (end of period)	414	366	406	13%		2%	414	366	13%
% of mature stores (+ 3 years)	47%	49%	46%	(2.6 p.p.	)	0,6 p.p.	47%	49%	(2.6 p.p.)
EBITDA (R$ million)	(24)	7	(7)	na		na	(31)	20	na

Operational performance – Extrafarma ended 3Q18 with 414 stores, 77 openings and 29 closures in the past 12 months, equivalent to an increase of 13%. At the end of 3Q18, still maturing stores (up to three years of operations) represented 53% of the store network compared with 51% in 3Q17, reflecting the accelerated expansion of the network. In relation to 2Q18, Extrafarma opened 21 new stores and closed 13, as a result of a higher churn ratio specifically in this quarter.

Gross Revenue – Total of R$ 515 million (+3%), due to the growth of 9% in retail sales, a reflection of the higher number of stores and the annual readjustment in medicine prices. These effects were attenuated by the non-recurring impact of the replacement of the retailing system in June and temporarily affected operations during the stabilization phase. In relation to 2Q18, gross revenue declined 8% largely due to the non-recurring effects of the aforementioned IT migration in the retailing system. In 9M18, Extrafarma ’s gross revenue was R$ 1,615 million, 11% higher than the same period for 2017.

Cost of goods sold and gross profit – Cost of goods sold totaled R$ 346 million (+7%), due to improving sales and the annual readjustment in medicine prices. Gross profit was R$ 143 million (-4%), principally due to the substitution of the retailing system, which impacted sales, and by more intensive promotional activities and the network’s more extensive geographical coverage. In relation to 2Q18, the cost of goods sold and the gross profit recorded a reduction of 6% and 11% respectively, due to a reduction in sales and lower trade marketing funds from industries in the period. In 9M18, the cost of goods sold amounted to R$ 1,073 million and gross profit R$ 456 million, 15% and 4% more than 9M17, respectively.

Sales, general and administrative expenses (SG&A) – Total of R$ 178 million (+13%), reflecting the higher number of stores. Excluding the effect of new stores, SG&A expenses fell by 4% on an annual comparative basis. This was mainly the result of initiatives implemented for improving productivity and reducing expenses, particularly payroll, logistics and card fees. In relation to 2Q18, SG&A expenses fell 3% due to lower expenses with payroll, publicity and advertising and logistics, in spite of a higher average number of stores. In 9M18, SG&A expenses were R$ 531 million, 16% higher than 9M17.

EBITDA – Total of R$ 24 million negative compared to R$ 7 million in 3Q17, due to: (i) the non-recurring effects relating to the substitution of the retailing system and the investments write-off given the higher churn ratio, with an impact on results of R$ 26 million, and (ii) the greater number of new and still-maturing stores. Excluding the non-recurring effects, EBITDA would have been R$ 2 million in 3Q18. In relation to 2Q18, EBITDA fell due to non-recurring effects already mentioned – stabilization of the retailing system and investments write-off. In 9M18, Extrafarma’s EBITDA was R$ 31 million negative, compared with an EBITDA of R$ 20 million in 9M17.

Investments – Extrafarma invested R$ 29 million, allocated largely to the opening of new stores and IT, in order to enhance the shopping experience and operational excellence. In 9M18, Extrafarma invested R$ 68 million.

São Paulo November 7, 2018—Ultrapar Participações S.A. (B3: UGPA3/NYSE: UGP), a Company engaged in retail and specialized distribution (Ipiranga/Ultragaz/Extrafarma), specialty chemicals (Oxiteno) and storage for liquid bulk (Ultracargo), hereby reports its results for the third quarter of 2018.

Net Revenues	Adjusted EBITDA	Net earnings
R$24 billion	R$850 million	R$323 million
17% YoY 5% QoQ	-30% YoY 18% QoQ	-41% YoY 34% QoQ
Investments	Operational Cash Flow[1]	Market cap
R$492 million	R$1,443 million	R$21 billion

¹	Accumulated Jan-Set/18

Highlights:

•	Ultra was recognized as the best company in the Estadão Mais ranking for Innovation and as the best company in the Fuels, Oil and Gas sector by Isto É Dinheiro magazine

•	Oxiteno Nordeste received the award for the best company in the Chemicals and Petrochemicals sector in the ‘Best and Biggest’ (Melhores e Maiores) 2018 by Exame magazine

•	Startup of Oxiteno’s specialty chemicals plant in the United States

•	Completion of the succession process in Ipiranga

During the third quarter, we observed a recovery in the economy following the truckers’ strike, despite continuing high levels of unemployment and fuel price hikes in line with international market parity. We maintain our perspective on the recovery of Brazilian economy especially now that the electoral process is complete and there is a definition of the new occupants of the legislative and executive branches.

At Oxiteno, we initiated operations at the new specialty chemicals plant in Texas, a state of the art facility supplying a market with a growing demand for our products. At Ipiranga, we have noted a gradual improvement in sales volume and gains in market share and profitability thanks to a more hands-on commercial management. We remain committed to pursuing operational excellence and initiatives for reducing costs and expenses in order to overcome the difficulties of a still challenging economy. We have made adjustments in our initial investment plan with a focus on greater selectivity and discipline in the allocation of capital, the objective being to maximize returns on invested capital and preserve financial leverage.

We are confident that we are taking the necessary measures to resume our trajectory of growth at Ultra. We are convinced of the potential of our businesses and our people to continue creating value for our stakeholders.

Conference Call 3Q18

Ultrapar will be holding a conference call for analysts on November 08, 2018 to comment on the company’s performance in the third quarter of 2018 and its outlook. The presentation will be available for download on the company’s website 30 minutes prior to the conference call.

English: 12:30 pm (Brasília time) / 9:30 am (US EST)

International Participants: +1 (412) 317-6356

Code: Ultrapar

Replay: +1 (412) 317-0088 (available for seven days)

Code: 10124621

Portuguese: 11 am (Brasília time) / 8 am (US EST)

Telephone for connection: +55 (11) 2188-0155

Code: Ultrapar

Replay: +55 (11) 2188-0400 (available for seven days)

Code: Ultrapar

WEBCAST live via internet at ri.ultra.com.br. Please connect 15 minutes in advance.

2

Considerations on the financial and operational information

The financial information presented in this document has been prepared according to International Financial Reporting Standards (IFRS). The financial information of Ultrapar corresponds to the Company’s consolidated information. The information on Ipiranga, Oxiteno, Ultragaz, Ultracargo and Extrafarma is reported without the elimination of intercompany transactions. Therefore, the sum of such information may not correspond to Ultrapar’s consolidated information. Additionally, the financial and operational information presented in this document is subject to rounding and, consequently, the total amounts presented in the tables and charts may differ from the direct sum of the amounts that precede them. Except when otherwise indicated, the information presented in this document compares the third quarter of 2018 (“3Q18”) and the third quarter of 2017 (“3Q17).

As from 2018, the IFRS 9 and 15 standards issued by the IASB (International Accounting Standards Board) have been adopted. In order to provide a comparative basis between the information for 3Q18 and 9M18 and that of 3Q17 and 9M17 shown in this document, the information for 2017 includes alterations in the accounting standards, consequently differing from the values previously reported in the respective earnings releases. Explanations on the impacts of the third quarter 2017 compared with the amounts previously published are available from our website (ri.ultra.com.br).

Information denominated EBITDA—Earnings Before Interest, Taxes, Depreciation and Amortization; Adjusted EBITDA—adjusted for amortization of contractual assets with customers—exclusive rights; and EBIT—Earnings Before Interest and Taxes is presented in accordance with Instruction 527, issued by the Brazilian Securities and Exchange Commission—CVM on October 04, 2012. The calculation of EBITDA based on net earnings is shown below:

R$ million	3Q18	3Q17	2Q18	9M18	9M17
Net income	323.2	545.1	240.7	636.7	1,136.4
(+) Income and social contribution taxes	171.7	277.2	123.0	324.2	579.6
(+) Financial result	58.8	120.8	64.4	230.2	354.9
(+) Depreciation and amortization	210.3	179.7	197.8	602.3	517.0
EBITDA	763.9	1,122.9	625.9	1,793.5	2,587.9
Adjustments
(+) Amortization of contractual assets with customers—exclusive rights (Ipiranga)	85.8	98.6	92.2	282.4	346.2
Adjusted EBITDA	849.7	1,221.5	718.1	2,075.9	2,934.1

3

Executive Summary

Indicators	3Q18	3Q17	2Q18	Δ (%) 3Q18 v 3Q17	Δ (%) 3Q18 v 2Q18	9M18	9M17	Δ (%) 9M18 v 9M17
Average exchange rate (R$/US$)	3.96	3.16	3.61	25%	10%	3.60	3.17	14%
Brazilian interbank interest rate (CDI)	1.6%	2.3%	1.6%			4.8%	8.0%
Inflation in the period (IPCA)	0.7%	0.6%	1.9%			3.3%	1.8%
IBC—Br¹	139.4	136.3	135.8	2%	3%	137.7	136.0	1%
Average Brent crude oil (US$/barrel)	75.5	51.7	74.5	46%	1%	72.3	52.0	39%

[1]	Quarterly average seasonally adjusted. Considers the first two months of the quarters (Jul-Aug and Apr-May) and the first eight months of the year (Jan-Aug)

Ultrapar reported an Adjusted EBITDA in 3Q18 of R$ 850 million (-30%) and net income of R$ 323 million (-41%).

Ipiranga

Ipiranga reported volumes of 6,200 thousand m³, an increase of 2% in relation to 3Q17, with a growth of 5% in diesel, and a decrease of 1% in Otto cycle. Adjusted EBITDA at Ipiranga was R$ 497 million, a decline of 47% in relation to 3Q17, quarter which recorded gains due to the variation in fuel costs and opportunities for importation. On the other hand in 3Q18 the residual effects of the truckers’ strike were still felt, in particular in July, followed by gradual recovery in August and September, even with the constant increases in prices in a scenario of already high levels of unemployment and the government measures introduced following the truckers’ strike.

Oxiteno

Oxiteno posted volumes of 205 thousand tons in 3Q18, a year-over-year reduction of 2% due to lower sales of specialty chemicals, a reflection of a high comparative base in 3Q17, a record for the period. Oxiteno’s EBITDA amounted to R$ 173 million, a growth of 135% in relation to 3Q17, principally due to the 25% depreciation in the Real against the US Dollar and the higher levels of unit margins in US Dollar terms.

Ultragaz

Ultragaz reported volumes of 450 thousand tons, a year-over-year reduction of 2%, with a 3% decline in the bottled segment and 1% in the bulk business, lower than the nationwide decrease in LPG volume. EBITDA at Ultragaz was R$ 159 million (0%), and initiatives for reducing costs and expenses effectively neutralized lower sales volume.

Ultracargo

Average storage at Ultracargo increased by 5% in relation to 3Q17, largely reflecting greater ethanol handling activity at the Santos and Suape port terminals. Ultracargo’s EBITDA amounted to R$ 44 million in the quarter, an increase of 10% in relation to 3Q17, and reflecting greater average storage and higher average prices collected at the terminals.

Extrafarma

Extrafarma ended 3Q18 with 414 stores, opening 77 units over the past 12 months and 21 in the quarter. EBITDA in 3Q18 was negative at R$ 24 million, mainly as a result of the high percentage of new or maturing stores as well as the following non-recurring effects during the quarter: (i) stabilization of the new retail management system implemented in June 2018, and (ii) investments write-off due to a higher churn, impacting the quarter in R$ 26 million.

4

Ipiranga

	3Q18	3Q17	2Q18	Δ (%) 3Q18 v 3Q17		Δ (%) 3Q18 v 2Q18	9M18	9M17	Δ (%) 9M18 v 9M17
Total volume (000 M³)¹	6,200	6,059	5,859	2%		6%	17,520	17,551	0%
Diesel	3,301	3,156	3,067	5%		8%	8,993	8,856	2%
Gasoline, ethanol e NGV	2,780	2,814	2,675	(1%	)	4%	8,178	8,436	(3%	)
Others²	120	90	117	34%		3%	348	258	35%
Adjusted EBITDA (R$ million)	497	935	402	(47%	)	24%	1,484	2,189	(32%	)

[1]	Starting in Dec/17, total volume includes ICONIC, the lubricants joint venture with Chevron
²	Fuel oils, arla 32, kerosene, lubricants and greases

Operational performance—Otto cycle volume fell 1% in relation to 3Q17, in line with the weak performance of the market as a whole. By contrast, diesel volume improved by 5%, due to higher service station sales. Compared with 2Q18, volumes increased 6%, with an increase of 8% in diesel and 4% in Otto cycle, reflecting an improvement on the economic environment, seasonal variations between periods and the effect of the strike in the preceding quarter. In 9M18, Ipiranga registered sales volume of 17,520 thousand m³, flat in relation to volume in 9M17.

Net revenues—Total of R$ 20,007 million (+17%), principally due to the variation in fuel costs and higher sales volume. In relation to 2Q18, net revenues rose 5%, due to the same factors explained above. In 9M18, net revenues amounted to R$ 56,590 million, 15% higher than 9M17.

Cost of goods sold—Total of R$ 19,162 million (+21%), mainly due to variations in fuel costs and higher sales volume. In relation to 2Q18, the cost of goods sold rose 5%, in line with the growth reported in volume and the variation in the costs of fuels. In 9M18, cost of goods sold totaled R$ 54,050 million, an 18% increase in relation to 9M17.

Sales, general and administrative expenses (SG&A)—Total of R$ 544 million (+1%), mainly due to higher expenses of R$ 29 million with the consolidation of results of ICONIC, the lubricants joint venture with Chevron, which began operations in December 2017. Excluding this effect, SG&A expenses would have been 4% lower year-over-year, due to: (i) lower expenditures with marketing programs, (ii) reduced expenditures with strategic consultancies, (iii) adherence to the Special Tax Regulation Program amnesty (Programa Especial de Regularização Tributária—PERT) in 3Q17, and (iv) lower maintenance expenses. These effects were partially compensated by the increase in freight expenditures, in line with higher sales volume and the increased costs of diesel. In relation to 2Q18, SG&A expenses, rose 1%, the result of higher expenditures with freight, again in line with higher sale volumes and increased expenses with maintenance, partially offset by lower expenses with marketing programs and reduced provisions for doubtful debts. In 9M18, SG&A expenses totaled R$ 1,634 million, 7% higher than 9M17. Excluding expenses with ICONIC, SG&A expenses were flat in relation to 9M17.

Adjusted EBITDA—Total of R$ 497 million (-47%), impacted by the more favorable fuel costs and the opportunities for importing in 3Q17 and the impact of R$ 24 million from inventory loss due to the truckers’ strike and the booking of inventory at average cost. These effects were partially attenuated by the higher sales volume and the greater than normal disposal of assets, in 3Q18 amounting to R$ 13 million. In relation to 2Q18, Adjusted EBITDA increased 24%, due to: (i) the gradual recovery in margins, (ii) higher sales volume, (iii) the positive variation in the costs of fuels, and (iv) asset disposals in 3Q18 amounting to R$ 13 million. In 9M18, Adjusted EBITDA at Ipiranga was R$ 1,484 million, a decrease of 32% in relation to the same period in 2017.

Investments—A total of R$ 253 million was invested in the period and mainly allocated to maintenance and expansion of the service station and franchise network. Out of total investments, R$ 90 million were applied in property, plant and equipment and in intangible assets, R$ 102 million in contractual assets with clients (exclusive rights) and R$ 61 million for financing clients and rental advances, net of repayments. Ipiranga ended 3Q18 with 8,018 service stations (+3%), a net addition of 204 service stations over the past 12 months. In 9M18, investments amounted to R$ 674 million.

5

Oxiteno

	3Q18	3Q17	2Q18	Δ (%) 3Q18 v 3Q17		Δ (%) 3Q18 v 2Q18		9M18	9M17	Δ (%) 9M18 v 9M17
Total volume (000 tons)	205	211	193	(2%	)	6%		579	589	(2%	)
Specialty chemicals	162	173	152	(7%	)	6%		465	482	(4%	)
Commodities	44	37	41	18%		6%		114	107	6%
Sales in Brazil	151	154	139	(2%	)	9%		416	425	(2%	)
Sales outside Brazil	54	56	54	(4%	)	(1%	)	163	164	(1%	)
EBITDA (R$ million)	173	74	121	135%		43%		346	219	58%

Operational performance—Specialty chemicals sales volume reported a 7% reduction on an annualized basis, due to the high comparative base in 3Q17. The domestic market fell 8%, principally in the agro-chemical and distribution segments. Specialty chemicals sales volume to export markets declined 5%, due to lower exports to Argentina, in spite of the greater sales volume in the United States. On the other hand, commodity sales rose 18% in relation to 3Q17, reflecting the stronger demand for these products domestically. In relation to 2Q18, total sales volume was up 6%, with increases both in commodity volume as well as specialty chemical volume. In 9M18, sales volume totaled 579 thousand tons, a reduction of 2% in relation to the same period in 2017.

Net revenues—Total of R$ 1,368 million (+33%), due to a 25% devaluation of the Real in relation to the US Dollar (equivalent to R$ 0.79/US$) and an average price 9% higher in US Dollars, the result of increased year-over-year costs of raw materials, principally ethylene, in spite of lower sales volume and the higher share of commodities in the sales mix. In relation to 2Q18, net revenues increased 16%, due to higher sales volume and a 10% devaluation in the Real in relation to the US Dollar (equivalent to R$ 0.35/US$). In 9M18, net revenues amounted to R$ 3,548 million, 25% greater than 9M17.

Cost of goods sold—Total of R$ 1,038 million (+26%), due to: (i) the 25% devaluation of the Real against the US Dollar, (ii) the increase in costs of raw materials, mainly ethylene on a year-on-year comparative basis, and (iii) the costs related to the startup of the new unit in Texas. Compared with 2Q18, the cost of goods sold rose 13%, reflecting the increase in sales volume, the 10% devaluation in the Real against the US Dollar, in addition to higher costs in the USA, with the startup of the new plant. In 9M18, the cost of goods sold amounted to R$ 2,784 million, a growth of 22% in relation to 9M17.

Sales, general and administrative expenses (SG&A)—Total of R$ 194 million (+12%), due to: (i) greater expenses with variable compensation, (ii) greater expenditures in the United States with the startup of the new plant, and (iii) the impact of the Real’s devaluation on expenses in the international operations. In relation to 2Q18, SG&A expenses increased 9%, mainly due to higher logistical expenses, reflecting higher sales volume, the sales mix, as well as greater expenditures with the international units affected by the impact of devaluation of the Real. In 9M18, SG&A expenses amounted to R$ 538 million, and year-over-year improvement of 11% relative to the same period in 2017.

EBITDA—Oxiteno’s EBITDA amounted to R$ 173 million (+135%) due to the higher average exchange rate given the 25% devaluation of the Real against the US Dollar and the higher unitary margins in US Dollars. The results of 3Q18 consider an impairment at Oxiteno Andina of R$ 7 million as a consequence of the adverse political and economic scenario at Venezuela. In relation to 2Q18, EBITDA increased 43% due to higher sales volume and a 10% devaluation in relation to the US Dollar. In 9M18, EBITDA was R$ 346 million, a growth of 58% in relation to 9M17.

Investments—Investment in the period was R$ 107 million, mainly allocated to the new specialty chemicals plant in the United States and maintenance of the production facilities. Investments in 9M18 were R$ 397 million.

6

Ultragaz

	3Q18	3Q17	2Q18	Δ (%) 3Q18 v 3Q17		Δ (%) 3Q18 v 2Q18		9M18	9M17	Δ (%) 9M18 v 9M17
Total volume (000 tons)	450	460	444	(2%	)	1%		1,304	1,320	(1%	)
Bottled	309	317	311	(3%	)	(1%	)	901	906	(1%	)
Bulk	141	143	133	(1%	)	6%		403	414	(3%	)
EBITDA (R$ million)	159	159	148	0%		7%		137	392	(65%	)
EBITDA ex-fine (R$ million)	159	159	148	0%		7%		424	392	8%

Operational performance—The bottled segment recorded a decline of 3% when compared to the same period in 2017, lower than the 4% decline in the LPG market as a whole. The bulk segment registered a decline of 1% in volume due to fewer business days in the quarter. In relation to 2Q18, sales volume rose 1%, with an increase of 6% in the bulk segment, reflecting seasonal factors between periods and the impacts from the truckers’ strike in 2Q18. In 9M18, Ultragaz sales volume was 1,304 thousand tons, a reduction of 1% in relation to 9M17, in line with the 1% reduction in the LPG market.

Net revenues—Total of R$ 1,870 million (+19%) mainly due to pass-through of readjusted LPG costs, despite the reduced volume of sales in the period. In relation to 2Q18, net revenues increased 6%, reflecting higher sales volume and pass-through of cost readjustments in LPG, with the bulk segment taking a greater share of the sales mix. In 9M18, net revenues amounted to R$ 5,261 million, 20% greater than 9M17.

Cost of goods sold—Total of R$ 1,625 million (+25%), principally due to readjustments in LPG costs. In relation to 2Q18, the cost of goods sold increased by 5% due to greater sales volume and readjustments in LGP costs. In 9M18, cost of goods sold amounted to R$ 4,601 million, a growth of 25% in relation to 9M17.

Sales, general and administrative expenses (SG&A)—Total of R$ 145 million (-10%), due to: (i) lower expenses with strategic consultancies, (ii) lower provisions for doubtful debts, (iii) lower marketing expenditures, and (iv) lower freight expenditures, reflecting the migration of clients from delivery CIF to FOB. In relation to 2Q18, SG&A expenses increased 8%, mainly due to the non-recurring effect of the reevaluation of the provision for estimated losses in 2Q18 with the reversal of R$ 9 million. In 9M18, SG&A expenses totaled R$ 411 million, 13% less than the same period in 2017.

EBITDA—Total of R$ 159 million (0%) due to initiatives adopted for reducing costs and expenses, thus neutralizing the impact on results of lower sales volume. In relation to 2Q18, Ultragaz’s EBITDA rose 7% due to higher sales volume and the greater share of bulk in the overall sales mix. In 9M18, EBITDA ex-fine imposed following the rejection of the proposed acquisition of Liquigás in 1Q18, totaled R$ 424 million, a growth of 8% in relation to 9M17.

Investments—Ultragaz invested R$ 54 million, allocated mainly to clients in the bulk segment, gas bottles and IT with a focus on the strategy of differentiation and innovation. In 9M18, investments totaled R$ 171 million.

7

Ultracargo

	3Q18	3Q17	2Q18	Δ (%) 3Q18 v 3Q17	Δ (%) 3Q18 v 2Q18		9M18	9M17	Δ (%) 9M18 v 9M17
Effective storage¹ (000 m³)	765	729	786	5%	(3%	)	758	717	6%
EBITDA (R$ million)	44	40	54	10%	(19%	)	139	88	58%

[1]	Monthly average

Operational performance—Ultracargo’s average storage rose 5% in relation to 3Q17 due to increased ethanol handling at the Suape and Santos port terminals, despite the reduced handling of fuels at the Suape and Itaqui terminals. Compared with 2Q18, average storage at the terminals fell 3%, due to reduced fuel and ethanol handling activity in Suape, but partially offset by more intensive ethanol operations in Santos. In 9M18, Ultracargo’s average storage increased by 6% in relation to 9M17.

Net revenues—Total of R$ 124 million in 3Q18 (+11%), driven by increased average storage and by higher average prices. In relation to 2Q18, net revenues fell 2% due to lower average storage in the quarter. In 9M18, net revenues totaled R$ 367 million, 15% higher than 9M17.

Cost of services provided—Total of R$ 62 million (+12%), due to greater expenditures in Santos due to the partial resumption in operations at the terminal. In relation to 2Q18, the cost of services provided rose by 2% due to greater expenditures with maintenance. In 9M18, the cost of services provided amounted to R$ 182 million, an increase of 14% in relation to 9M17.

Sales, general and administrative expenses (SG&A)—Total of R$ 31 million (+13%), due to higher payroll expenses and consultancies for new projects. In relation to 2Q18, SG&A increased 29%, influenced by a non-recurring credit of R$ 8 million in 2Q18, with the recovery of an improperly charged port management fee. In 9M18, SG&A expenses amounted to R$ 83 million, year-over-year 3% greater.

EBITDA—Total of R$ 44 million (+10%) due to higher average storage in the period and higher average prices at the terminals. In relation to 2Q18, EBITDA fell 19%, due to the receipt of non-recurring credits amounting to R$ 8 million in 2Q18, as mentioned above, and lower activity in the period. In 9M18, Ultracargo’s EBITDA amounted to R$ 139 million, a growth of 58% in relation to 9M17.

Investments—Ultracargo invested R$ 36 million in the period, mainly allocated to expansion at the Itaqui terminal and maintenance and modernization of terminal safety systems and processes. In 9M18, investments amounted to R$ 86 million.

8

Extrafarma

	3Q18	3Q17	2Q18	Δ (%) 3Q18 v 3Q17		Δ (%) 3Q18 v 2Q18	9M18	9M17	Δ (%) 9M18 v 9M17
Gross Revenues (R$ million)	515	501	559	3%		(8%)	1,615	1,459	11%
Drugstores (end of period)	414	366	406	13%		2%	414	366	13%
% of mature stores (+ 3 years)	47%	49%	46%	(2.6 p.p.	)	0.6 p.p.	47%	49%	(2.6 p.p.)
EBITDA (R$ million)	(24)	7	(7)	na		na	(31)	20	na

Operational performance—Extrafarma ended 3Q18 with 414 stores, 77 openings and 29 closures in the past 12 months, equivalent to an increase of 13%. At the end of 3Q18, still maturing stores (up to three years of operations) represented 53% of the store network compared with 51% in 3Q17, reflecting the accelerated expansion of the network. In relation to 2Q18, Extrafarma opened 21 new stores and closed 13, as a result of a higher churn ratio specifically in this quarter.

Gross Revenue—Total of R$ 515 million (+3%), due to the growth of 9% in retail sales, a reflection of the higher number of stores and the annual readjustment in medicine prices. These effects were attenuated by the non-recurring impact of the replacement of the retailing system in June and temporarily affected operations during the stabilization phase. In relation to 2Q18, gross revenue declined 8% largely due to the non-recurring effects of the aforementioned IT migration in the retailing system. In 9M18, Extrafarma’s gross revenue was R$ 1,615 million, 11% higher than the same period for 2017.

Cost of goods sold and gross profit—Cost of goods sold totaled R$ 346 million (+7%), due to improving sales and the annual readjustment in medicine prices. Gross profit was R$ 143 million (-4%), principally due to the substitution of the retailing system, which impacted sales, and by more intensive promotional activities and the network’s more extensive geographical coverage. In relation to 2Q18, the cost of goods sold and the gross profit recorded a reduction of 6% and 11% respectively, due to a reduction in sales and lower trade marketing funds from industries in the period. In 9M18, the cost of goods sold amounted to R$ 1,073 million and gross profit R$ 456 million, 15% and 4% more than 9M17, respectively.

Sales, general and administrative expenses (SG&A)—Total of R$ 178 million (+13%), reflecting the higher number of stores. Excluding the effect of new stores, SG&A expenses fell by 4% on an annual comparative basis. This was mainly the result of initiatives implemented for improving productivity and reducing expenses, particularly payroll, logistics and card fees. In relation to 2Q18, SG&A expenses fell 3% due to lower expenses with payroll, publicity and advertising and logistics, in spite of a higher average number of stores. In 9M18, SG&A expenses were R$ 531 million, 16% higher than 9M17.

EBITDA—Total of R$ 24 million negative compared to R$ 7 million in 3Q17, due to: (i) the non-recurring effects relating to the substitution of the retailing system and the investments write-off given the higher churn ratio, with an impact on results of R$ 26 million, and (ii) the greater number of new and still-maturing stores. Excluding the non-recurring effects, EBITDA would have been R$ 2 million in 3Q18. In relation to 2Q18, EBITDA fell due to non-recurring effects already mentioned – stabilization of the retailing system and investments write-off. In 9M18, Extrafarma’s EBITDA was R$ 31 million negative, compared with an EBITDA of R$ 20 million in 9M17.

Investments—Extrafarma invested R$ 29 million, allocated largely to the opening of new stores and IT, in order to enhance the shopping experience and operational excellence. In 9M18, Extrafarma invested R$ 68 million.

9

Ultrapar

Values in R$ million (except EPS)	3Q18	3Q17	2Q18	Δ (%) 3Q18 v 3Q17		Δ (%) 3Q18 v 2Q18	9M18	9M17	Δ (%) 9M18 v 9M17
Net sales and services	23,834	20,342	22,646	17%		5%	67,231	57,882	16%
Net earnings¹	323	545	241	(41%	)	34%	637	1,136	(44%	)
Earnings per share attributable to Ultrapar shareholders²	0.60	1.01	0.45	(40%	)	35%	1.19	2.09	(43%	)
Adjusted EBITDA	850	1,221	718	(30%	)	18%	2,076	2,934	(29%	)
Investments	492	542	437	(9%	)	13%	1,533	1,511	1%

¹	Under IFRS, consolidated net earnings includes net earnings attributable to the stake of non-controlling shareholders of the controlled companies
²	Calculated in Reais based on the weighted average number of shares over the period net of shares held as treasury stock

Net revenues—Total of R$ 23,834 million (+17%) due to growth in revenues at all the businesses. In relation to 2Q18, net revenues increased 5%, the result of higher revenues at Ipiranga, Oxiteno e Ultragaz. In 9M18, net revenues amounted to R$ 67,231 million, 16% higher than the same period in 2017.

Adjusted EBITDA—Total of R$ 850 million (-30%) and reflecting lower EBITDA at Ipiranga and Extrafarma, and higher EBITDA at Oxiteno, Ultragaz e Ultracargo. Compared with 2Q18, Adjusted EBITDA increased by 18% due to a higher EBITDA at Ipiranga, Oxiteno and Ultragaz. In 9M18, Adjusted EBITDA amounted to R$ 2,076 million, 29% less than 9M17, impacted by the fine following the rejection of the Liquigás acquisition.

Depreciation and amortization³—Total of R$ 296 million (+6%) reflecting the investments made over the past 12 months. Compared with 2Q18, total costs and expenses with depreciation and amortization rose 2%. In 9M18, depreciation and amortization totaled R$ 885 million, a growth of 2% in relation to 9M17.

Financial results—Ultrapar reported net debt on September 30, 2018 of R$ 9.2 billion (2.9x LTM Adjusted EBITDA) compared with R$ 6.8 billion on September 30, 2017 (1.7x LTM Adjusted EBITDA). The increased leverage mainly reflects lower EBITDA LTM and higher working capital in the period, despite the practically stable investment amount compared to the same period of the previous year. Ultrapar’s net financial expenses were R$ 59 million, R$ 62 million less than when compared with 3Q17, due to: (i) the decline in the Interbank Rate (CDI) year-over-year despite the increase in net debt, (ii) the depreciation in Ultrapar’s shares relative to the subscription warrant (issued in association with Extrafarma), and (iii) the effects of currency variations in the periods. In relation to 2Q18, net finance expenses fell R$ 6 million, principally due to the effects of currency variations in the periods under review, partially compensated by lower depreciation of Ultrapar’s shares relative to the subscription warrant. In 9M18, net financial expenses amounted to R$ 230 million, a decrease of 35% compared to 9M17.

Net earnings—Total of R$ 323 million (-41%), due to lower EBITDA, despite the reduction in financial expenses. In relation to 2Q18, net earnings increased 34%, principally due to higher EBITDA. In 9M18, net income amounted to R$ 637 million, 44% less than 9M17. Excluding the effects of the fine, net earnings would have been R$ 826 million in 9M18.

Operational cash flow—Total of R$ 1,443 million in 9M18, compared with R$ 1,368 million in 9M17, due to lower tax payments, reflecting lower earnings and greater use of credits for compensating taxes, offset by higher investments in working capital, the result of insurance reimbursements during 2017.

³	Includes amortization of contractual assets with customers—exclusive rights

10

Capital markets

Ultrapar reported a financial trading volume of R$ 123 million/day (-12%) in 3Q18, including trading on both B3 and NYSE. Ultrapar’s share price closed the quarter at R$ 37.33 on B3, a decline of 19% in the quarter while the Ibovespa stock index rose 9% in the same period. Ultrapar’s shares on the NYSE depreciated 22% in 3Q18, while the Dow Jones Industrial Average appreciated by 9% in the same period. Ultrapar ended 3Q18 with a market capitalization of R$ 21 billion.

Capital markets	3Q18	3Q17	2Q18	9M18	9M17
Number of shares (000)	556,405	556,405	556,405	556,405	556,405
Market capitalization¹ (R$ million)	20,771	41,903	25,567	20,771	41,903
B3
Average daily volume (shares)	2,129,349	1,379,750	1,863,487	1,714,370	1,300,357
Average daily volume (R$ 000)	88,953	101,662	101,427	92,040	93,470
Average share price (R$/share)	41.77	73.68	54.43	53.69	71.88
NYSE
Quantity of ADRs² (000 ADRs)	31,971	28,791	31,178	31,971	28,791
Average daily volume (ADRs)	812,594	520,579	787,475	697,605	541,059
Average daily volume (US$ 000)	8,575	12,186	11,883	10,677	12,235
Average share price (US$/ADR)	10.55	23.41	15.09	15.31	22.61
Total
Average daily volume (shares)	2,941,943	1,900,329	2,650,962	2,411,975	1,841,416
Average daily volume (R$ 000)	122,725	140,112	144,205	130,076	132,337

[1]	Calculated based on the closing price of the period
²	1 ADR = 1 common share

Performance UGPA3 x Ibovespa—3Q18

(June 29, 2018 = 100)

11

Debt (R$ million)

Ultrapar consolidated	3Q18	3Q17	2Q18
Gross Debt	(15,620.1)	(13,122.4)	(15,044.7)
Cash and cash equivalents	6,428.8	6,355.8	6,119.3
Net debt	(9,191.3)	(6,766.6)	(8,925.5)
Net debt/Adjusted EBITDA LTM	2.94x	1.67x	2.55x
Average cost of debt (% CDI)	96.2%	96.4%	95.7%
Average cash yield (% CDI)	95.6%	96.2%	93.8%

Debt amortization profile:

Debt breakdown:

Local currency	9,493.8
Foreign currency	6,069.7
Result from currency and interest hedge instruments	56.6
Total	15,620.1

12

ULTRAPAR

In million Reais

CONSOLIDATED BALANCE SHEET

	QUARTERS ENDED IN
	SEP 18	SEP 17	JUN 18
ASSETS
Cash and cash equivalents	3,751.7	4,953.2	3,940.4
Financial investments	2,484.9	1,306.5	2,029.7
Trade receivables and reseller financing	4,796.3	3,724.0	4,403.6
Inventories	3,163.9	2,988.1	3,076.5
Taxes	948.1	667.6	965.7
Contractual assets with customers—exclusive rights	487.2	462.4	471.1
Other	274.2	211.3	274.3
Total Current Assets	15,906.3	14,313.1	15,161.2
Financial investments	192.3	96.1	149.2
Trade receivables and reseller financing	377.5	269.4	350.8
Deferred income and social contribution taxes	746.0	536.1	727.9
Escrow deposits	868.2	817.4	839.3
Contractual assets with customers—exclusive rights	1,012.1	1,007.1	1,012.2
Other	1,020.4	594.2	981.2
Investments	129.9	153.6	128.9
Property, plant and equipment and intangible assets	9,552.7	8,126.8	9,322.2
Total Non-Current Assets	13,899.1	11,600.7	13,511.7
TOTAL ASSETS	29,805.3	25,913.8	28,672.9
LIABILITIES
Loans, financing and debentures	3,641.6	2,955.4	4,128.6
Trade payables	2,121.3	1,578.9	1,651.0
Salaries and related charges	421.3	391.2	344.0
Taxes	253.7	198.8	257.4
Other	331.0	453.3	311.0
Total Current Liabilities	6,768.8	5,577.6	6,692.0
Loans, financing and debentures	11,978.5	10,167.0	10,916.1
Provisions for tax, civil and labor risks	875.3	653.6	871.3
Post-employment benefits	221.5	129.1	218.3
Other	397.5	349.8	407.4
Total Non-Current Liabilities	13,472.8	11,299.6	12,413.2
TOTAL LIABILITIES	20,241.6	16,877.2	19,105.2
SHAREHOLDERS’ EQUITY
Capital	5,171.8	5,171.8	5,171.8
Reserves	4,179.8	3,611.0	4,180.1
Treasury shares	(484.2)	(480.2)	(484.1)
Other	333.7	706.9	366.5
Non-controlling interests in subsidiaries	362.6	27.1	333.4
Total shareholders’ equity	9,563.7	9,036.6	9,567.7
TOTAL LIAB. AND SHAREHOLDERS’ EQUITY	29,805.3	25,913.8	28,672.9
Cash and financial investments	6,428.8	6,355.8	6,119.3
Debt	(15,620.1)	(13,122.4)	(15,044.7)
Net cash (debt)	(9,191.3)	(6,766.6)	(8,925.5)

13

ULTRAPAR

In million Reais

CONSOLIDATED INCOME STATEMENT

	3Q18	3Q17	2Q18	9M18	9M17
Net revenue from sales and services	23,834.2	20,341.6	22,645.6	67,230.9	57,882.4
Cost of products and services sold	(22,209.1)	(18,364.2)	(21,186.5)	(62,625.5)	(52,888.0)
Gross profit	1,625.1	1,977.4	1,459.0	4,605.4	4,994.4
Operating expenses
Selling and marketing	(683.4)	(644.7)	(662.5)	(2,017.3)	(1,857.0)
General and administrative	(407.1)	(408.7)	(397.6)	(1,177.2)	(1,160.6)
Other operating income (expenses)	24.4	15.7	34.9	(203.5)	78.7
Gain (loss) on disposal of property, plant and equipment and intangibles	(2.5)	(0.6)	(2.4)	(7.1)	(0.8)
Operating income	556.5	939.1	431.5	1,200.3	2,054.7
Financial results
Financial income	145.0	150.0	192.2	449.6	451.3
Financial expenses	(203.8)	(270.8)	(256.6)	(679.8)	(806.1)
Share of profit of subsidiaries, joint ventures and associates	(2.8)	4.0	(3.4)	(9.2)	16.1
Income before income and social contribution taxes	494.9	822.3	363.7	961.0	1,716.0
Provision for income and social contribution taxes
Current	(185.9)	(392.9)	(47.7)	(372.1)	(715.5)
Deferred	(15.9)	102.9	(104.8)	(28.2)	108.9
Benefit of tax holidays	30.1	12.8	29.5	76.0	27.0
Net income	323.2	545.1	240.7	636.7	1,136.4
Net income attributable to:
Shareholders of the Company	327.3	544.7	241.6	642.8	1,132.8
Non-controlling interests in subsidiaries	(4.1)	0.5	(0.9)	(6.0)	3.7
Adjusted EBITDA	849.7	1,221.5	718.1	2,075.9	2,934.1
Depreciation and amortization¹	296.0	278.3	290.0	884.7	863.2
Total investments²	492.2	542.1	437.0	1,532.7	1,511.2
RATIOS
Earnings per share—R$	0.60	1.01	0.45	1.19	2.09
Net debt / Stockholders’ equity	0.96	0.75	0.93	0.96	0.75
Net debt / LTM Adjusted EBITDA	2.94	1.67	2.55	2.94	1.67
Net interest expense / Adjusted EBITDA	0.07	0.10	0.09	0.11	0.12
Gross margin	6.8%	9.7%	6.4%	6.9%	8.6%
Operating margin	2.3%	4.6%	1.9%	1.8%	3.5%
Adjusted EBITDA margin	3.6%	6.0%	3.2%	3.1%	5.1%
Number of employees	16,936	15,985	16,965	16,936	15,985

¹	Includes amortization with contractual assets with customers—exclusive rights
²

Includes property, plant and equipment and additions to intangible assets, contractual assets with customers, financing of clients and rental advances (net of repayments) and acquisition of shareholdings

14

ULTRAPAR

In million Reais

CONSOLIDATED CASH FLOW

	JAN—SEP	JAN—SEP
	2018	2017
Cash flows from operating activities
Net income for the period	636.7	1,136.4
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of subsidiaries, joint ventures and associates	9.2	(16.1)
Amortization of contractual assets with customers—exclusive rights	282.4	346.2
Depreciation and amortization	602.3	517.0
PIS and COFINS credits on depreciation	11.8	9.8
Interest, monetary, and foreign exchange rate variations	810.3	589.8
Deferred income and social contribution taxes	28.2	(108.9)
(Gain) loss on disposal of property, plant and equipment and intangibles	7.1	0.8
Estimated losses on doubtful accounts	73.4	102.0
Provision for losses in inventories	6.2	5.1
Provision for post-employment benefits	9.7	8.2
Other provisions and adjustments	(1.1)	(0.5)
	2,476.2	2,589.8
(Increase) decrease in current assets
Trade receivables and reseller financing	(721.9)	(437.8)
Inventories	348.2	(204.6)
Taxes	(62.7)	(125.9)
Dividends received from subsidiaries and joint ventures	43.4	29.7
Insurance and other receivables	(64.1)	299.6
Prepaid expenses	(0.5)	3.3
Contractual assets with customers—exclusive rights	(31.0)	(14.0)
Increase (decrease) in current liabilities
Trade payables	(34.2)	(130.8)
Salaries and related charges	33.1	28.5
Taxes	32.1	30.4
Income and social contribution taxes	101.1	613.6
Post-employment benefits	(1.4)	(1.7)
Provision for tax, civil, and labor risks	5.8	1.9
Insurance and other payables	(83.3)	(17.0)
Deferred revenue	1.7	(1.6)
(Increase) decrease in non-current assets
Trade receivables and reseller financing	(47.3)	(42.3)
Taxes	(105.5)	(101.7)
Escrow deposits	(45.5)	(38.7)
Other receivables	5.6	1.6
Prepaid expenses	(56.1)	(82.1)
Contractual assets with customers—exclusive rights	31.0	25.9
Increase (decrease) in non-current liabilities
Post-employment benefits	4.0	1.1
Provision for tax, civil, and labor risks	14.0	(73.4)
Other payables	18.9	9.6
Deferred revenue	(0.3)	0.0
Payments of contractual assets with customers—exclusive rights	(279.4)	(389.4)
Income and social contribution taxes paid	(139.5)	(606.1)
Net cash provided by operating activities	1,442.5	1,367.8
Cash flows from investing activities
Financial investments, net of redemptions	(1,289.7)	23.8
Cash and cash equivalents of subsidiary acquired	3.7	—
Acquisition of property, plant, and equipment	(856.8)	(824.8)
Acquisition of intangible assets	(186.4)	(163.9)
Acquisiton of companies	(103.4)	—
Capital increase in joint ventures	(24.0)	(16.0)
Capital reduction in associates	1.3	—
Proceeds from disposal of property, plant and equipment and intangibles	32.0	40.4
Net cash used in investing activities	(2,423.3)	(940.5)
Cash flows from financing activities
Loans and debentures
Proceeds	3,295.8	3,292.2
Repayments	(2,299.2)	(1,584.3)
Interest paid	(515.0)	(535.3)
Payments of financial lease	(3.8)	(3.9)
Dividends paid	(790.7)	(940.2)
Related parties	(0.1)	—
Net cash provided by (used in) financing activities	(313.0)	228.6
Effect of exchange rate changes on cash and cash equivalents in foreign currency	43.4	23.1
Increase (decrease) in cash and cash equivalents	(1,250.3)	679.1
Cash and cash equivalents at the beginning of the year	5,002.0	4,274.2
Cash and cash equivalents at the end of the year	3,751.7	4,953.2

15

IPIRANGA

In million Reais

CONSOLIDATED BALANCE SHEET

	QUARTERS ENDED IN
	SEP 18	SEP 17	JUN 18
OPERATING ASSETS
Trade receivable	3,431.8	2,702.9	3,186.2
Trade receivable—noncurrent portion	338.0	233.8	311.3
Inventories	1,750.7	1,822.9	1,685.0
Taxes	630.2	360.6	588.7
Contractual assets with customers—exclusive rights	1,499.3	1,469.5	1,483.3
Other	901.9	510.5	842.3
Property, plant and equipment, intangibles and investments	3,483.9	2,869.4	3,373.8
TOTAL OPERATING ASSETS	12,035.9	9,969.5	11,470.6
OPERATING LIABILITIES
Suppliers	1,401.0	1,108.3	1,017.7
Salaries and related charges	109.0	105.8	87.2
Post-employment benefits	197.3	109.3	195.9
Taxes	176.0	132.9	178.7
Judicial provisions	333.7	106.5	329.6
Other accounts payable	253.4	209.3	238.5
TOTAL OPERATING LIABILITIES	2,470.5	1,772.1	2,047.5

CONSOLIDATED INCOME STATEMENT

	3Q18	3Q17	2Q18	9M18	9M17
Net sales	20,006.5	17,165.0	19,067.6	56,590.4	49,003.1
Cost of products and services sold	(19,162.0)	(15,870.3)	(18,314.3)	(54,050.4)	(45,879.0)
Gross profit	844.5	1,294.7	753.3	2,540.1	3,124.1
Operating expenses
Selling	(337.1)	(323.6)	(334.7)	(1,035.2)	(935.0)
General and administrative	(207.0)	(212.8)	(206.1)	(598.5)	(586.1)
Other operating income (expenses)	22.1	15.0	30.9	74.2	56.9
Income from sale of assets	12.8	0.1	(0.9)	11.2	(0.3)
Operating income	335.2	773.4	242.5	991.7	1,659.5
Equity in earnings (losses) of affiliates	0.4	0.3	0.3	0.9	0.9
Adjusted EBITDA	496.8	934.7	401.5	1,483.7	2,189.2
Depreciation and amortization¹	161.2	161.0	158.7	491.1	528.7
RATIOS
Gross margin (R$/m3)	136	214	129	145	178
Operating margin (R$/m3)	54	128	41	57	95
Adjusted EBITDA margin (R$/m3)	80	154	69	85	125
Adjusted EBITDA margin (%)	2.5%	5.4%	2.1%	2.6%	4.5%
Number of service stations	8,018	7,814	8,044	8,018	7,814
Number of employees	3,324	3,008	3,347	3,324	3,008

¹	Includes amortization with contractual assets with customers—exclusive rights

16

OXITENO

In million Reais

CONSOLIDATED BALANCE SHEET

	QUARTERS ENDED IN
	SEP 18	SEP 17	JUN 18
OPERATING ASSETS
Trade receivable	777.2	551.4	654.5
Inventories	770.2	696.8	811.5
Taxes	169.9	149.1	162.1
Other	138.1	146.3	142.2
Property, plant and equipment, intangibles and investments	2,542.3	1,956.8	2,450.5
TOTAL OPERATING ASSETS	4,397.7	3,500.5	4,220.9
OPERATING LIABILITIES
Suppliers	435.5	214.4	394.9
Salaries and related charges	113.4	86.2	85.9
Taxes	42.5	36.2	38.1
Judicial provisions	22.6	15.7	16.8
Other accounts payable	33.8	50.5	33.7
TOTAL OPERATING LIABILITIES	647.8	403.0	569.5

CONSOLIDATED INCOME STATEMENT

	3Q18	3Q17	2Q18	9M18	9M17
Net sales	1,368.4	1,030.0	1,180.8	3,548.5	2,827.5
Cost of goods sold
Variable	(873.8)	(696.8)	(775.0)	(2,333.4)	(1,915.5)
Fixed	(126.3)	(93.5)	(111.9)	(341.3)	(270.3)
Depreciation and amortization	(37.6)	(34.4)	(35.3)	(109.3)	(99.9)
Gross profit	330.7	205.3	258.5	764.5	541.8
Operating expenses
Selling	(95.0)	(83.7)	(82.6)	(255.6)	(224.8)
General and administrative	(98.9)	(89.2)	(95.0)	(282.7)	(260.7)
Other operating income (expenses)	2.0	2.6	1.0	4.9	52.1
Income from sale of assets	(8.2)	0.1	(0.8)	(9.3)	(1.7)
Operating income	130.6	35.1	81.2	221.9	106.7
Equity in earnings (losses) of affiliates	0.4	0.4	0.2	1.0	1.1
EBITDA	173.3	73.9	121.1	345.6	219.2
Depreciation and amortization	42.3	38.4	39.7	122.8	111.4
RATIOS
Gross margin (R$/ton)	1,610	975	1,337	1,321	920
Gross margin (US$/ton)	407	308	371	367	290
Operating margin (R$/ton)	636	167	420	383	181
Operating margin (US$/ton)	161	53	116	106	57
EBITDA margin (R$/ton)	844	351	626	597	372
EBITDA margin (US$/ton)	213	111	174	166	117
Number of employees	1,931	1,896	1,918	1,931	1,896

17

ULTRAGAZ

In million Reais

CONSOLIDATED BALANCE SHEET

	QUARTERS ENDED IN
	SEP 18	SEP 17	JUN 18
OPERATING ASSETS
Trade receivable	403.7	300.4	381.4
Trade receivable—noncurrent portion	39.2	35.3	39.2
Inventories	119.1	122.1	108.3
Taxes	84.4	83.8	86.5
Escrow deposits	218.4	209.1	213.1
Other	54.3	65.7	61.9
Property, plant and equipment, intangibles and investments	966.8	975.8	968.1
TOTAL OPERATING ASSETS	1,886.0	1,792.2	1,858.4
OPERATING LIABILITIES
Suppliers	73.9	64.4	71.2
Salaries and related charges	117.5	126.0	99.3
Taxes	8.7	9.3	10.8
Judicial provisions	111.9	108.8	111.1
Other accounts payable	127.2	47.2	129.7
TOTAL OPERATING LIABILITIES	439.1	355.6	422.0

CONSOLIDATED INCOME STATEMENT

	3Q18	3Q17	2Q18	9M18	9M17
Net sales	1,869.9	1,576.0	1,764.9	5,260.6	4,401.2
Cost of sales and services	(1,625.3)	(1,304.2)	(1,543.6)	(4,601.2)	(3,673.8)
Gross profit	244.5	271.7	221.4	659.4	727.4
Operating expenses
Selling	(94.8)	(100.4)	(83.7)	(260.3)	(304.0)
General and administrative	(50.2)	(60.6)	(51.0)	(150.6)	(170.6)
Other operating income (expenses)	2.0	1.0	3.8	(279.2)	3.8
Income from sale of assets	1.1	(0.8)	(0.6)	(0.3)	2.0
Operating income (loss)	102.6	111.0	89.9	(30.9)	258.6
Equity in earnings (losses) of affiliates	(0.0)	(0.0)	(0.0)	0.0	0.9
EBITDA	159.2	158.6	148.2	137.4	391.9
Depreciation and amortization	56.6	47.6	58.3	168.3	132.5
RATIOS
Gross margin (R$/ton)	544	590	499	506	551
Operating margin (R$/ton)	228	241	202	(24)	196
EBITDA margin (R$/ton)	354	345	334	105	297
Number of employees	3,556	3,638	3,587	3,556	3,638

18

ULTRACARGO

In million Reais

CONSOLIDATED BALANCE SHEET

	QUARTERS ENDED IN
	SEP 18	SEP 17	JUN 18
OPERATING ASSETS
Trade receivable	45.8	35.3	36.3
Inventories	6.2	6.8	5.9
Taxes	8.6	0.5	17.7
Other	17.7	17.8	22.0
Property, plant and equipment, intangibles and investments	1,123.4	947.1	1,095.5
TOTAL OPERATING ASSETS	1,201.8	1,007.5	1,177.2
OPERATING LIABILITIES
Suppliers	28.0	26.4	23.6
Salaries and related charges	23.3	23.0	18.6
Taxes	6.7	5.7	6.9
Judicial provisions	24.8	26.0	25.3
Other accounts payable¹	59.2	129.0	101.9
TOTAL OPERATING LIABILITIES	142.1	210.2	176.4

¹	Includes the long term obligations with clients account and the extra amount related to the acquisition of Temmar, in the port of Itaqui and payables—indemnification clients

CONSOLIDATED INCOME STATEMENT

	3Q18	3Q17	2Q18	9M18	9M17
Net sales	124.3	112.3	126.6	366.8	319.4
Cost of sales and services	(62.1)	(55.2)	(60.8)	(181.7)	(159.2)
Gross profit	62.2	57.1	65.7	185.1	160.2
Operating expenses
Selling	(2.0)	(2.2)	(2.0)	(5.8)	(5.7)
General and administrative	(28.6)	(24.8)	(21.7)	(77.1)	(74.6)
Other operating income (expenses)	(1.5)	(2.7)	(1.3)	(3.5)	(34.0)
Income from sale of assets	(0.0)	(0.0)	(0.0)	(0.0)	4.9
Operating income	30.1	27.3	40.7	98.7	50.9
Equity in earnings (losses) of affiliates	0.1	0.5	0.7	1.5	1.3
EBITDA	43.7	39.7	54.2	138.9	87.7
Depreciation and amortization	13.4	11.9	12.8	38.7	35.4
RATIOS
Gross margin	50.1%	50.8%	51.9%	50.5%	50.2%
Operating margin	24.2%	24.3%	32.2%	26.9%	15.9%
EBITDA margin	35.1%	35.4%	42.8%	37.9%	27.5%
Number of employees	711	709	724	711	709

19

EXTRAFARMA

In million Reais

BALANCE SHEET

	QUARTERS ENDED IN
	SEP 18	SEP 17	JUN 18
OPERATING ASSETS
Trade receivable	147.6	143.3	154.2
Inventories	517.6	339.5	465.8
Taxes	113.9	104.3	109.2
Other	24.8	17.5	19.5
Property, plant and equipment and intangibles	1,138.4	1,078.6	1,136.3
TOTAL OPERATING ASSETS	1,942.4	1,683.2	1,885.1
OPERATING LIABILITIES
Suppliers	187.3	170.2	150.5
Salaries and related charges	57.8	50.0	52.7
Taxes	19.1	14.0	21.9
Judicial provisions	48.7	61.1	48.8
Other accounts payable	13.0	11.2	12.3
TOTAL OPERATING LIABILITIES	325.9	306.5	286.2

INCOME STATEMENT

	3Q18	3Q17	2Q18	9M18	9M17
Gross Revenues	514.5	500.8	558.7	1,615.2	1,458.5
Sales returns, discounts and taxes	(25.8)	(28.1)	(29.7)	(85.9)	(81.7)
Net sales	488.7	472.7	529.0	1,529.3	1,376.8
Cost of products and services sold	(345.5)	(324.1)	(369.0)	(1,073.1)	(936.0)
Gross profit	143.2	148.5	160.1	456.3	440.8
Operating expenses	(177.7)	(157.0)	(183.5)	(530.9)	(458.9)
Other operating income (expenses)	(0.3)	(0.1)	0.1	(0.4)	(0.2)
Income from sale of assets	(8.3)	(0.0)	(0.1)	(8.7)	(5.7)
Operating loss	(43.1)	(8.6)	(23.5)	(83.8)	(23.9)
EBITDA	(24.4)	7.0	(6.7)	(31.3)	20.3
Depreciation and amortization	18.7	15.6	16.8	52.5	44.2
RATIOS[1]
Gross margin	27.8%	29.7%	28.6%	28.2%	30.2%
Operating margin	-8.4%	-1.7%	-4.2%	-5.2%	-1.6%
EBITDA margin	-4.7%	1.4%	-1.2%	-1.9%	1.4%
Number of employees	6,951	6,280	6,940	6,951	6,280

[1]	Calculated base on gross revenues

20

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (11/2018)

Date, Time and Location:

November 7, 2018, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nº 1343, 9th floor, in the City and State of São Paulo.

Attendance:

(i) Members of the Board of Directors herein signed; (ii) Mr. Paulo Guilherme Aguiar Cunha, as Chairman Emeritus of the Board of Directors; and (iii) the member of the Fiscal Board, Mr. Flávio Cesar Maia Luz, in relation to the item number 1 of the agenda.

Agenda and decisions:

1.	After having analyzed and discussed the performance of the Company in the third quarter of this fiscal year, were approved the financial statements of the Company.

2.	The Directors discussed the integrated strategic planning of the Company and its subsidiaries.

3.

The Directors approved, pursuant article 28, item “p” of the Company´s Bylaws, the 8th (eighth) issuance, by Ipiranga Produtos de Petróleo S.A. (“Ipiranga”), wholly-owned subsidiary of the Company, of simple debentures, non-convertible into shares, unsecured, with additional personal guarantee, in 02 (two) series (“First Series” and “Second Series” and, together, “Series”) for private placement to Vert Companhia Securitizadora (“Debentureholder” or “Securitization Company”, “Issuance” and “Debentures”, respectively), with the following characteristics and main conditions, that will be detailed and regulated in the Indenture:

(a)

Total Amount of the Issuance: The total issuance amount is up to R$ 900,000,000.00 (nine hundred million Reais), on the Issuance date. The amount may be reduced, up to the final demand of the respective Certificates of Agribusiness Receivables (“CRA”) to which the Debentures will be linked, as provided in item “c” below, without the need for a General Meeting of Debenture Holders or a new corporate approval by Ipiranga and/or by the Company;

(b)

Quantity of Series: The Issuance will be divided into two Series, and the total amount of the Issuance will be allocated among the Series according to the demand of the Debenture. The amount may be canceled, up to the final demand of the respective CRA to which the Debentures will be linked, as provided in item “c” below, without the need for a General Meeting of Debenture Holders or a new corporate approval by Ipiranga and/or by the Company;

(c)

Binding to the Issuance of CRA: After the subscription of the Debentures, acquisitions by Securitization Company, considering the fiduciary regime stablished by the Securitization Company, all amounts due to the Securitization Company as a consequence of the Debentures shall be bound, respectively, to the 1st (first) and the 2nd (second) series of the twentieth issuance of CRA of the Securitization Company, in the scope of securitization of credits of the agribusiness, as provided by Law 11,076, Law n.º 9.514, of November 20, 1997, as amended, CVM Instruction 400, CVM Instruction nº 600, of August 1, 2018 and in terms of the “Securitization Term of Credit Rights of Agribusiness for the issuance of Real Estate Receivable of Agribusiness of the 1st and 2nd Series of the 20th Issuance of Vert Companhia Securitizadora”;

(d)

Adjustment of the Unit Par Value: The unit par value of the Debentures of First Series will not be subject to monetary adjustment. The unit par value of the Second-Series Debentures shall be adjusted, as from the date of payment of the Second-Series Debenture, by the IPCA index, as per calculation to be described in the Indenture;

(e)

Amortization of the Debentures: The unit par value of the Debentures will be fully redeemed by Ipiranga, in a single tranche at the final maturity dates, except in case of early maturity, redemption offer, optional or mandatory early redemption of the Debentures, pursuant to the indenture of the Issuance;

(Minutes of the Meeting of the Board of Director s of Ultrapar Participações S.A., held on November 7, 2018)

(f)

Effective Term of the Debentures: The effectiveness of the First Series will be 5 (five) years from the Issuance date and of the Second Series will be 7 (seven) years from the Issuance date, except for the events of early maturity, early redemption offer, early optional or mandatory redemption of Debentures, pursuant to the Indenture;

(g)

Compensation of the Debentures: As of the first payment, the First-Series Debentures will be entitled to compensatory interest, calculated on exponential, cumulative, pro rata temporis basis, levied on the unit par value of the First-Series Debentures or the balance of the unit par value of the First-Series Debentures, equivalent to ninety six nine point fifty percent (96.5099.00%) of the average Interbank Deposit (DI) rate, calculated as described in the Indenture. As from the payment date of the Second-Series Debentures, the Second-Series Debentures are entitled to compensatory interest, levying on the restated unit par value of the Second-Series Debentures, corresponding of up to 100% of the IPCA Treasury’s internal return rate + half-annual interest, with maturity in 2026, exponentially reduced by zero point ten (0.10) percent compensation per annum, based on two hundred and fifty-two (252) business days, calculated on exponential, cumulative, pro rata temporis basis, as described in the Indenture;

(h)

Payment of the compensation of the Debentures: The amounts related to the compensation of the First-Series Debentures shall be paid half-annually, and the amounts related to the Second-Series Debentures Compensation shall be paid annually;

(i)

Default Charges: Without prejudice of the compensation, upon payment delay of any pecuniary obligations related to the Debentures, the overdue and unpaid debts shall be increased by interest on arrears of one percent (1%) per month, calculated pro rata temporis, from the date of default to the effective payment date, as well as a non-compensatory fine of two percent (2%) on the amount due, regardless of any warning, notice, notification or judicial or extrajudicial notifications (“Default Charges”).

(j)	Other characteristics: will be defined in the Indenture.

3.1

The Board of Directors authorized the provision of guarantee, by the Company, in relation to the main and ancillary obligations, including, but not limited to, compensation and Default Charges, to be undertaken by Ipiranga under the Issuance (“Guarantee”), which shall be valid in all its terms until the full payment of the secured obligations (under the Indenture). The Guarantee shall be irrevocably and irreversibly provided, and the Company undertakes the condition of guarantor and main payer, jointly and severally liable with Ipiranga, for the full payment on time of the total debt amount represented by the Debentures, plus the relevant compensation and applicable Default Charges, as well as the other pecuniary obligations provided in the Indenture. The Guarantee may be executed and demanded by the holder of the Debentures, on a judicial or extrajudicial basis, whenever necessary to ensure the full settlement of the secured obligations.

3.2

The Board of Directors decided to authorize the Company’s Board of Executive Officers and Board of Executive Officers of Ipiranga to take any measures necessary to the implementation of the Issuance of the Debentures and provision of Guarantee, including, but not limited to the Instrument of Deed of the 8th (eighth) Issuance of Simple Debentures, non-convertible into Shares, Unsecured, with Personal Guarantee, in 2 (two) Series, for Private Placement, of Ipiranga Produtos de Petróleo S.A., to negotiate the Guarantee’s terms, including regarding the waivers of certain legal rights of the Company, set forth in the draft of the indenture filed with the CVM on October 1st, 2018, practice all acts that are necessary or convenient to the Issuance and to CRA, in order to grant guarantees and other ancillary acts that are necessary to the transaction, such as hedging, hiring of service provider for the Issuance.

3.3

The Directors authorized the Company´s Board of Executive Officers to practice all acts and formalities necessary to perform the resolutions herein included, the execution of the Indenture, amendments and establishment of other terms and conditions of the transaction.

3.4	The Director ratified all acts already practiced related to the resolutions above.

4.

The Directors verified, under the terms of the Disclosure and Securities Trading Policy of the Company, the adherence of the transactions performed by the beneficiaries of the individual investment programs filed at the Company to the programs formalized by them.

5.	The Directors approved the calendar of meetings for the next fiscal year.

(Minutes of the Meeting of the Board of Director s of Ultrapar Participações S.A., held on November 7, 2018)

As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the undersigned members present.

Pedro Wongtschowski – Chairman

Lucio de Castro Andrade Filho – Vice-Chairman

Carlos Tadeu da Costa Fraga

Jorge Marques de Toledo Camargo

José Maurício Pereira Coelho

Nildemar Secches

Olavo Egydio Monteiro de Carvalho

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2018

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Individual and Consolidated Interim Financial Information for the Nine-Month Period Ended September 30, 2018 Report on Review of Interim Financial Information, 3Q18 Earnings release and Board of Directors Minutes)